

FPC Exemption No. (82-836)



First Pacific Company Limited

Annual Report 2009

Stock Code : 00142

Create long-term value in Asia



Vision

- Create long-term value in Asia

Mission

- Active management
- Enhance potential
- Enrich lives

Strategy

- Identify undervalued or underperforming assets with strong growth potential and possible synergies which bring strong cash flows
- Manage these investments by setting strategic direction, developing business plans and defining targets
- Raise governance levels to world class standards at the investee company

Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Infrastructure, Consumer Food Products and Natural Resources.

Listed in Hong Kong, First Pacific's shares are also available for trading in the United States through American Depositary Receipts.

As at 23 March 2010, First Pacific's economic interest in PLDT is 26.5%, in MPIC 55.6%, in Indofood 50.1% and in Philex* 31.4%.

First Pacific's principal investments are summarized on the inside back cover.

* In addition, Two Rivers Pacific Holdings Corporation, a Philippine affiliate of First Pacific holds a 15.1% interest in Philex.

Contents

Financial Performance

- Recurring profit increased 20% to US$286.6 million – record high profitability
- Profit contribution from operations increased by 10% to US$335.2 million – record high in value
- Full year dividend of U.S. 1.54 cents per share; 20% payout of recurring profit
- Adjusted NAV per share increased 73% to US$1.33
- Consolidated gearing ratio improved to 0.67 times from 1.06 times; Head Office gearing ratio declined to 0.36 times from 0.47 times

Reported Net Income



FIRST
PACIFIC

+100%

US$401.6 million



PLDT

+15%

Pesos 39.8 billion (US$832.5 million)



METRO
PACIFIC
INVESTMENTS

+338%

Pesos 2.3 billion (US$48.1 million)



Indofood
THE SYMBOL OF QUALITY FOODS

+101%

Rupiah 2,076 billion (US$200.6 million)



PHILEX
MINING CORPORATION

-2%

Pesos 2.8 billion (US$59.2 million)

Ten-Year Statistical Summary

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Results (US$millions)										
Turnover	**3,925.6**	4,105.3	3,040.8	2,474.8	1,986.1	2,054.6	2,161.8	1,892.3	1,851.7	2,299.2
Profit/(loss) for the year	**661.4**	336.6	665.6	221.7	138.8	168.2	134.9	79.6	(2,192.4)	120.4
Profit/(loss) attributable to owners of the parent	**401.6**	200.8	504.8	164.5	103.0	123.9	74.1	38.2	(1,797.7)	51.9
Recurring profit	**286.6**	239.2	186.7	134.4	103.9	116.3	88.4	51.1	44.6	51.0
Ordinary share dividends	**56.1**	37.0	41.1	22.4	12.3	–	–	–	–	7.7
Per Ordinary Share Data (U.S.cents)										
Basic earnings/(loss)	**11.71**	5.91	14.91	4.89	3.07	3.69	2.21	1.15	(54.32)	1.68
Basic recurring earnings	**8.36**	7.04	5.52	3.99	3.09	3.46	2.63	1.54	1.35	1.65
Dividends	**1.54**	1.15	1.28	0.70	0.39	–	–	–	–	0.26
Equity/(deficit) attributable to owners of the parent	**49.64**	35.17	35.09	18.18	12.00	7.14	1.60	(0.81)	(4.87)	13.00
Financial Ratios										
Return on average net assets (%)	**15.20**	18.88	18.96	20.95	21.21	32.38	31.03	26.30	11.53	8.79
Return on average equity attributable to owners of the parent (%)	**18.82**	21.16	21.79	27.84	34.05	83.52	696.06	N/A	34.94	9.71
Dividend payout ratio (%)	**19.57**	15.47	22.01	16.67	11.84	–	–	–	–	15.10
Dividend cover (times)	**5.11**	6.46	4.54	6.00	8.45	–	–	–	–	6.62
Interest cover (times)	**3.67**	4.76	3.89	3.35	2.64	2.93	2.59	2.41	2.55	3.48
Current ratio (times)	**1.38**	0.87	0.95	1.21	1.45	1.43	1.71	1.02	0.82	1.23
Gearing ratio (times)										
– Consolidated	**0.67**	1.06	0.68	0.83	1.12	1.45	2.12	2.46	2.84	0.76
– Company	**0.36**	0.47	0.35	0.16	0.11	0.10	0.12	0.15	0.09	0.10
Consolidated Statement of Financial Position Data (US$millions)										
Capital expenditure	**389.8**	300.5	106.3	46.3	56.6	105.1	72.6	92.2	148.2	255.1
Total assets	**9,397.3**	7,199.0	5,221.1	2,883.5	2,347.1	2,168.7	2,213.5	2,469.5	2,186.4	3,599.2
Net debt	**2,719.5**	2,520.8	1,443.8	857.2	788.5	854.3	907.7	1,136.7	850.4	1,065.0
Total liabilities	**5,358.2**	4,823.8	3,098.1	1,850.7	1,640.4	1,577.6	1,785.7	2,007.1	1,886.9	2,193.7
Net current assets/(liabilities)	**601.3**	(259.7)	(81.6)	177.6	295.6	256.4	443.6	20.6	(234.5)	216.4
Total assets less current liabilities	**7,797.0**	5,123.3	3,665.1	2,034.8	1,697.0	1,571.2	1,589.4	1,456.0	899.1	2,644.2
Equity/(deficit) attributable to owners of the parent	**1,916.2**	1,130.1	1,131.3	582.7	382.8	227.4	51.1	(25.7)	(152.8)	408.1
Total equity	**4,039.1**	2,375.2	2,123.0	1,032.8	706.7	591.1	427.8	462.4	299.5	1,405.5
Other Information (at 31 December)										
Company's net debt (US$millions)[(i)]	**651.7**	731.3	532.4	237.9	152.6	103.3	96.9	152.1	83.3	150.0
Number of shares in issue (millions)	**3,860.3**	3,213.4	3,224.1	3,204.8	3,188.8	3,186.0	3,186.0	3,186.0	3,139.8	3,139.8
Weighted average number of shares in issue during the year (millions)	**3,428.5**	3,397.7	3,384.9	3,365.5	3,358.9	3,358.1	3,358.1	3,322.5	3,309.4	3,081.9
Share price (HK$)										
– after rights issue	**4.740**	2.552	5.740	3.833	2.846	1.969	1.603	0.664	0.911	2.111
– before rights issue	**N/A**	2.690	6.050	4.040	3.000	2.075	1.690	0.700	0.960	2.225
Market capitalization (US$millions)	**2,345.9**	1,108.2	2,500.7	1,659.9	1,226.5	847.6	690.3	285.9	386.4	895.6
Number of shareholders	**6,202**	4,983	4,736	4,989	5,167	5,321	5,452	5,576	5,581	5,581
Number of employees	**68,416**	66,452	62,395	50,087	46,693	49,165	46,951	44,820	48,046	49,493

N/A: Not applicable

(i) Includes the net debt of certain wholly-owned financing and holding companies

See pages 158 and 159 for a glossary of terms.

Note: In December 2009, the Company completed a rights issue, offering its shareholders one rights share for every five existing shares held at a subscription price of HK$3.40 per rights share. Accordingly, the comparative amounts of (i) basic earnings/(loss) per share, (ii) basic recurring earnings per share, (iii) weighted average number of shares in issue during the year and (iv) share price (after rights issue) for 2000 to 2008 have been restated to reflect the effect of this rights issue in order to provide a more meaningful comparison.



Financial Highlights

Contribution from Operations


US$ millions
350
300
250
200
150
100
50
0
05
06
07
08
09

Recurring Profit


US$ millions
320
280
240
200
160
120
80
40
0
05
06
07
08
09

Profit Attributable to Owners of the Parent


US$ millions
600
500
400
300
200
100
0
05
06
07
08
09

Contribution by Country


US$ millions
250
200
150
100
50
0
08
09
Philippines
08
09
Indonesia

Turnover


US$ billions
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
05
06
07
08
09

Share Price Performance


HK$
5
4
3
2
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Feb 10

Market Capitalization


US$ billions
3.0
2.5
2.0
1.5
1.0
0.5
0
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09

Share Price vs Adjusted NAV Per Share


HK$
12
10
8
6
4
2
10.37
4.74
4.17
3.00
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09
Adjusted NAV per share
Share price

Adjusted NAV by Country 31 December 2009


29%
71%

	US$ millions
Philippines	4,124.6
Indonesia	1,660.2
Total	**5,784.8**

Goals


FIRST
PACIFIC

Review of 2009 Goals

Goal	Achievement
Enhance the profitability of operating companies, in particular continue to improve the profitability of MPIC and of PLDT	**Achieved** Recurring profit increased 20% to US$286.6 million comprising a significantly improved performance by MPIC, increased contribution from Philex, lower Head Office's option costs and interest expenses, partially offset by a lower contribution from PLDT as its strong local currency performance have been impacted negatively on translation into U.S. dollars by the depreciation of the average peso exchange rate.
Manage the projected profitability of Indofood given the downturn in the CPO prices which will impact the profitability of Agribusiness	**Substantially achieved** Indofood's portfolio of business has compensated for the Agribusiness reduction, particularly the Consumer Branded Products division – sales increasing 34% to Rupiah 16,533 billion (US$1,597.6 million) and EBIT margin improving to 10.5% from 4.2%. Indofood's consolidated net sales declined 4% to Rupiah 37.1 trillion (US$3,588.7 million) despite a 20% decline by Agribusiness to Rupiah 12,034 billion (US$1,162.8 million) due to lower CPO prices.
Continue to evaluate complementary investment opportunities in telecoms, infrastructure, consumer products and natural resources in the emerging markets of Asia	**Achieved** First Pacific Group invested approximately US$1.3 billion in 2009 in its core business sectors. First Pacific increased investment in Philex to 31.5% from 20.1%. First Pacific's Philippine affiliate Two Rivers acquired 9.2% in Philex. Philex acquired the remaining 50% equity interest in Silangan Project, and increased its stake in Pitkin Petroleum and Forum Energy to 21% and 65%, respectively. MPIC and Piltel acquired a 14.5% and 20% interest in Meralco, respectively.
Manage capital within the Group's financial resources and its overall investment plans to enhance shareholder returns	**Achieved** First Pacific raised US$282 million by way of rights issue for funding additional complementary investments. MPIC also raised US$300 million through a new share placement to support expansion. First Pacific Board recommended a final dividend of U.S. 1.03 cents (HK8.00 cents) per share (2008: U.S. 0.77 cent (HK6.00 cents)), bringing total regular dividends (including an interim dividend of U.S. 0.51 cent (HK4.00 cents) per ordinary share) for the full year to U.S. 1.54 cents (HK12.00 cents) per share (2008: U.S. 1.15 cents (HK9.00 cents)), an increase of 33% and representing a payout of approximately 20% of the recurring profit.

Goals for 2010

- Promote the continuing growth in profitability across all group companies
- Drive an increase in head office cashflow
- Continue to explore investment opportunities in existing core businesses across the region




PLDT


THE NATIONWIDEST NO.1 MOBILE BROADBAND IS
SPEED TESTS* PROVE THAT SMART BRO IS TRULY THE FASTEST.

Review of 2009 Goals

Goal	Achievement
Sustain wireless and broadband growth momentum	**Achieved** Cellular subscriber base of Smart grew 17% year-on-year to 41.3 million. Total broadband subscribers – DSL fixed and wireless – grew 62% to over 1.6 million. PLDT Group consolidated service revenues increased 2% to Pesos 145.6 billion (US$3,046.7 million) and consolidated reported net income is up 15% to Pesos 39.8 billion (US$832.5 million) and core net income increased by 8% to Pesos 41.1 billion (US$859.7 million).
Manage transformation to next generation network	**Ongoing** The transformation of PLDT's fixed line network to the all-IP next generation network ("NGN") from the traditional circuit-switched network continues, involving both internal and outside plant facilities, as well as alignment of internal processes and human resources-related initiatives. A total of Pesos 4.2 billion (US$87.8 million) of capex was used for NGN and data network which accounted for 15% of PLDT Group's capex for 2009. The full migration to NGN is expected by 2012.
Achieve improved operating results from ePLDT	**Achieved** Service revenues increased 5% to Pesos 10.9 billion (US$228.0 million), which accounted for 8% of PLDT's consolidated service revenues. EBITDA margin improved to 12% from 10% with impact from the 7% depreciation of the peso/US$ average exchange rate on ePLDT's dollar revenues which was partly offset by a 1% increase in cash operating expenses.
Conclude Piltel's proposed acquisition of a 20% interest in Manila Electric Company ("Meralco")	**Achieved** The acquisition was completed on 14 July 2009 when Piltel paid Pesos 20.1 billion (US$420.4 million) for an approximately 20% stake in Meralco. Three nominees from the group were elected to Meralco's board at the Meralco Annual General Meeting held on 26 May 2009. The PLDT Group nominated Chief Finance Officer of Meralco assumed the position on 1 July 2009. On 1 March 2010, Piltel announced that it has executed an Omnibus Agreement with Metro Pacific Investments Corporation to consolidate their shareholdings in Meralco to Beacon Electric Asset Holdings, Inc. ("Beacon Electric").

Goals for 2010

- Achieve core income for 2010 of over Pesos 41 billion
- Achieve continued growth of the broadband business in terms of subscribers and revenues, as a key driver to overall revenue growth in 2010
- Upgrade the fixed and wireless networks within a capex budget of Pesos 28.6 billion, to support broadband growth and the group's new initiatives in the wireless business, including more aggressive voice offers
- Complete the consolidation and transfer of the voice/customer interaction services and business process outsourcing/knowledge processing solutions business into one entity
- Consolidate Piltel's interest in Meralco in combination with MPIC at Beacon Electric





Review of 2009 Goals

Goal	Achievement
Conclude the proposed acquisition of a 10.17% interest in Manila Electric Company ("Meralco") and play a key role in improving the financial performance of Meralco	**Achieved** As at the end of 2009, MPIC owns approximately 14.5% interest in Meralco with investment cost of approximately Pesos 24.5 billion (US$520.1 million). Meralco's reported net income for the year ended 31 December 2009 was approximately Pesos 6,005 million (US$125.6 million), a 114% increase over the previous year.
Further enhance profitability of Maynilad and Metro Pacific Tollways Corporation ("MPTC") through capital expenditure and marketing initiatives	**Achieved** Maynilad and MPTC's core income increased 37% to Pesos 3,328 million (US$69.6 million) and 24% to Pesos 1,220.6 million (US$25.5 million), respectively. Maynilad's billed water volume increased 11% to 350 million cubic meters. MPTC's average daily traffic volume increased 6% amounting to average vehicle entries per day of 150,395.
Expand tollroad portfolio principally through the NLEX expansion options and make further strategic acquisitions as opportunities arise	**Achieved** NLEX's expansion option Segment 8.1 commenced construction (link Mindanao Avenue to NLEX) and is expected to open in May 2010. MPTC has started the detailed engineering studies for Segments 9 and 10 which will connect NLEX to the port area at Western Metro Manila and plans to commence construction in 2011. In February 2009, MPTC signed a memorandum of understanding with the Philippine National Railways to build the Skyway Connector to connect the NLEX and the South Luzon Expressway ("SCTEX"). In September 2009, MPTC submitted an unsolicited bid for the SCTEX concession and was the only qualified technical bidder in an auction held in January 2010. MPTC is in negotiation with the Bases Conversion and Development Authority for the SCTEX concession.
Expand healthcare portfolio through organic growth and acquisition	**Achieved** Healthcare group's core income up 56% to Pesos 528 million (US$11.0 million) reflecting higher operational efficiency from new equipment, better services and higher bed occupancy and the positive impact for the first time of the operating contract of the Cardinal Santos Medical Center ("CSMC"). During 2009, MPIC increased its interest in Medical Doctors Inc. ("MDI") to 34.8% from 32.4% and in Davao Doctors Hospital Inc. ("DDH") to 34.9% from 33.6%. In addition, MDI, through a wholly-owned subsidiary Colinas Verdes Hospital Managers Corporation, secured a 20-year contract to operate CSMC.
Increase the liquidity/free float to a minimum of 20% of the issued share capital	**Achieved** MPIC successfully increased the free float to 29% through offering Pesos 14.3 billion (US$300 million) new MPIC common shares to institutional investors. The equity raising strengthened its capital structure and broadened the shareholder base.

Goals for 2010

- Complete the consolidation of MPIC's and Piltel's Meralco stake into Beacon Electric
- Continue to grow billed volumes at Maynilad and minimize the impact of El Niño
- Conclude further investments in the Southern Tollway system, negotiations for SCTEX concession and secure equity at the Metro Pacific Tollways Corporation level in order to fund these expansion projects
- Conclude the acquisition of the largest hospital in the Visayas region, complete the renovation at Makati Medical and plans for the re-development of Cardinal Santos and a 5-storey building for doctors clinics at Davao Doctors
- Complete the take over of Manila North Harbour
- Continue evaluating promising infrastructure projects



Indofood
THE SYMBOL OF QUALITY FOODS


Promina

Review of 2009 Goals

Goal	Achievement
Further improve operational and cost efficiencies	**Achieved** Consolidated net sales decreased 4% to Rupiah 37.1 trillion (US$3,588.7 million) from Rupiah 38.8 trillion (US$3,992.5 million) reflecting lower sales in the Agribusiness and Bogasari groups resulting from lower average CPO and flour prices. Despite these impacts, overall EBIT margin improved to 13.5% from 11.2% resulting from stronger operation and lower input costs.
Maintain market leadership position through product innovation and focused advertising and promotion programs, as well as increasing distribution penetration	**Achieved** New products for noodles, pasta, biscuit and snack units were launched during the year and many brands remain "Top of Mind". Product visibility within retail outlets has been improved.
Develop key account team to manage all group products	**Substantially achieved** Established a key account team to serve the food channel offering a one-stop service to hotel and food chains.
Continue the integration of IndoAgri and Lonsum's operations	**Achieved** Key organizational and operational areas are being addressed, comprising general and administrative expenses reduction, alignment of accounting and corporate policies and IT system, leveraging on joint purchasing, sharing of best agronomy practices and research and development, and developing infrastructure and milling facilities to achieve greater operational efficiency.
Preserve cash by tightening cash flow management and prioritizing capital expenditure	**Achieved** Capex was prioritized to critical items only. New planting program for Agribusiness group reduced to preserve cash.
Refinance short-term debts to longer term facilities	**Achieved** Short-term debt composition declined to 39% from 61% in the previous year. In June, Indofood issued Rupiah 1.6 trillion (US$171 million) five-year Rupiah bond to refinance Rupiah 1.0 trillion (US$106 million) bond due in July 2009 and other short-term borrowings. In November, IndoAgri's subsidiary, PT Salim Ivomas Pratama ("SIMP"), issued a Rupiah 730 billion (US$78 million) five-year Rupiah bond principally to refinance its short-term borrowings.

Goals for 2010

- Focus on organic growth through product innovations and distribution penetration
- Expand oil palm and sugar plantation area through new planting
- Enhance supply chain through increasing partnerships with farmers
- To strengthen balance sheet and reduce debt
- Continue harmonization of IT system


PHILEX
MINING CORPORATION



Review of 2009 Goals

Goal	Achievement
Maintain production of approximately 9 million tonnes of ore	**Substantially achieved** Total ore milled amounted to 8.2 million tonnes, 8% lower due to difficult ground conditions and ore handling problems.
Allocate additional resources to advance the Silangan Project	**Achieved and ongoing** The Silangan Project comprises the Boyongan deposit and Bayugo prospect. The preliminary mineral resource estimates for Bayugo were completed on schedule, with Independent Resources Estimations of South Africa issuing a technical report in November 2009 which indicated mineral resources of 86 million tonnes at 0.88% of copper and 0.73 gram of gold per tonne. The Boyongan deposit located one kilometer southeast of Bayugo deposit has a proven reserve of 65.8 million tonnes at 0.87% of copper and 1.39 grams of gold per tonne. A drilling program continues for further defining of the mineralization limits for the whole project.

Goals for 2010

- Improve the output from the Padcal Mine to approximately 9 million tonnes of ore
- Complete the pre-feasibility study of the Silangan Project
- Start commercial operation of the Zamboanga coal mine of Brixton Energy & Mining Corporation
- Further evaluate the opportunities of petroleum/hydro-carbon assets




FIRST
PACIFIC

Contribution by Country


US$ millions
250
200
150
100
50
0
08
09
Philippines
08
09
Indonesia

First Pacific Group companies reported strong improvement in results for 2009 which reflects their inherent strength to deliver results even in times of global economic challenges.

Contribution Summary

For the year ended 31 December US$ millions	Turnover 2009	Turnover 2008	Contribution to Group profit(i) 2009	Contribution to Group profit(i) 2008
PLDT(ii)	–	–	**205.3**	211.0
MPIC	**336.9**	112.8	**33.0**	7.4
Indofood	**3,588.7**	3,992.5	**89.2**	87.6
Philex(ii)	–	–	**7.7**	(1.6)
From Operations	**3,925.6**	4,105.3	**335.2**	304.4
Head Office items:				
– Corporate overhead			**(17.6)**	(15.9)
– Net interest expense			**(24.0)**	(29.9)
– Other expenses			**(7.0)**	(19.4)
Recurring Profit			**286.6**	239.2
Foreign exchange and derivative gains/(losses)(iii)			**23.7**	(46.9)
Gain/(loss) on changes in the fair value of plantations			**10.0**	(16.0)
Non-recurring items(iv)			**81.3**	24.5
Profit Attributable to Owners of the Parent			**401.6**	200.8

(i) After taxation and minority interest, where appropriate

(ii) Associated companies

(iii) Foreign exchange and derivative gains/losses represent the gains/losses on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives.

(iv) 2009's non-recurring gains of US$81.3 million mainly represent gains on dilution of the Group's interest in MPIC. 2008's net non-recurring gains of US$24.5 million mainly comprise (i) a gain on dilution of the Group's investment in Indofood of US$18.9 million, (ii) a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million, (iii) MPIC's gains arising from an increase in interests in Maynilad and MDI totaling US$13.4 million, (iv) a gain of US$10.5 million from a reduction in Indofood's deferred tax liabilities due to reduction in future tax rates and (v) MPIC's gain on sale of assets of US$3.9 million, partly offset by a Group's impairment provision of US$36.4 million in respect of its investment in Philex.

Recurring profit
↑20%

- to US$286.6 million from US$239.2 million
- comprising a significantly improved performance by MPIC, increased contribution from Philex, lower Head Office's option costs and interest expenses
- partially offset by a lower contribution from PLDT as its strong local currency performance have been impacted negatively on translation into U.S. dollars by the depreciation of the average peso exchange rate

Reported profit
↑100%

- to US$401.6 million from US$200.8 million
- reflecting the increase in recurring profit and non-recurring gain

- reflecting a 9% appreciation of the closing rupiah against the U.S. dollar giving rise to a net foreign exchange and derivative gains of US$23.7 million (2008: losses of US$46.9 million)
- recognized US$10.0 million (2008: losses of US$16.0 million) gains on increase in fair value of plantations as crude palm oil ("CPO") prices have recovered during the second quarter of 2009

Turnover ↓4%

- to US$3,925.6 million from US$4,105.3 million
- principally reflecting Indofood's lower turnover, as a result of lower CPO and flour prices compared with those realized in 2008

Non-recurring gains ↑2.3 times

- to US$81.3 million from US$24.5 million
- mainly represents gains on dilution of the Group's effective interest in MPIC

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar are summarized below.

Exchange rates against the U.S. dollar			
At 31 December	**2009**	2008	One year change
Closing			
Peso	**46.20**	47.52	+2.9%
Rupiah	**9,400**	10,950	+16.5%

Exchange rates against the U.S. dollar			
For the year ended 31 December	**2009**	2008	One year change
Average			
Peso	**47.81**	44.68	-6.5%
Rupiah	**10,349**	9,700	-6.3%

In 2009, the Group recorded net foreign exchange and derivative gains of US$23.7 million (2008: losses of US$46.9 million), which may be further analyzed as follows:

US$ millions	**2009**	2008
Head Office	**(3.0)**	(6.3)
PLDT	**2.0**	(6.1)
MPIC	**1.8**	(9.1)
Indofood	**23.9**	(26.1)
Philex	**(1.0)**	0.7
Total	**23.7**	(46.9)

Rights Issue and Additional Investments

During the year, First Pacific raised US$282 million by way of rights issue for funding additional complementary investments, and expanded the Group's portfolio by investing approximately US$1.3 billion (2008: US$1.0 billion) in its core business sectors in the Philippines.

Natural Resources

- First Pacific acquired an additional 11.4% interest in Philex (US$111 million)
- Two Rivers, First Pacific's Philippine affiliate, acquired 9.2% interest in Philex (US$202 million)

- Philex acquired the remaining 50% equity interest in Silangan Project (US$55 million)
- Philex increased its stake in Pitkin Petroleum to 21% in the Philippines (US$14 million)

Infrastructure/telecommunications
- MPIC acquired a 14.5% interest in Meralco (US$520 million)
- PLDT, through its subsidiary Piltel, acquired a 20% interest in Meralco (US$420 million)

Dividends

First Pacific Board recommended a final dividend of U.S. 1.03 cents (HK8.00 cents) per share (2008: U.S. 0.77 cent (HK6.00 cents)), bringing total regular dividends (including an interim dividend of U.S. 0.51 cent (HK4.00 cents) per share) for the full year to U.S. 1.54 cents (HK12.00 cents) per share (2008: U.S. 1.15 cents (HK9.00 cents)), an increase of 33% and representing approximately 20% payout of the recurring profit.

The First Pacific Board has formally adopted a policy for the Company to pay dividend of at least 25% of the recurring profit commencing 2010.

Debt Profile

At 31 December 2009, gross debt at the Head Office stood at US$921.4 million. The Company refinanced the US$150 million loans due to be repaid in the fourth quarter of 2009 with a two-year term loan and an additional borrowing of US$100 million for funding First Pacific's investments in Philex and supporting MPIC's investments in Meralco. All bank loans are on a floating interest rate basis with a maturity profile of 2011 to 2013.

Net interest expense declined by 20% to US$24.0 million resulting from lower average interest rates during the year.

Interest Cover

For 2009, Head Office's recurring operating cash inflow was approximately US$202 million and cash interest payments were approximately US$21 million. Cash interest cover stood at approximately 9.6 times.

Foreign Currency Hedging

At the Head Office, First Pacific hedges only declared dividends from operating companies, mainly peso dividends from PLDT. A two-year forward contract was entered in December 2009 to hedge a portion of the peso dividend income from PLDT. Rupiah dividends from Indofood are not hedged due to the high cost of such.

Interest Rate Hedging

Since all the bank loans are on a floating rate basis, to manage the interest rate risk, a 3.75-year interest rate swap contract to convert the interest rate of a US$200 million loan from floating to fixed was entered in April 2009. Another three-year interest rate swap contract was entered in November 2009 to hedge another US$45 million floating interest rate exposure.

2010 Outlook

Prospects for First Pacific's businesses in the year of 2010 are sanguine, as demonstrated in the results for the second half of 2009 of Group companies, where their resilience enabled the Group to grow its earnings and cash flows, such that the Company was able to deliver improved return to shareholder for the fifth consecutive year.

Following a period of significant investment activities, the Company's focus remains intently on improving performance of the Group's businesses and delivering higher profits and value in 2010.


PLDT
Reported Net Income
+15%
Pesos 39.8 billion (US$832.5 million)



Share Price Performance


Pesos
2,800
2,600
2,400
2,200
2,000
1,800
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Feb 10

Cellular Subscriber Numbers


Millions
45
40
35
30
25
20
15
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09

An analysis of PLDT's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2009**	2008	% change	**2009**	2008	% change
Wireless	**2,003.8**	2,094.6	-4.3	**989.9**	1,089.9	-9.2
Fixed Line	**1,068.8**	1,102.5	-3.1	**322.5**	357.3	-9.7
ICT*	**228.0**	233.1	-2.2	**14.6**	0.1	+14,500.0
Inter-segment elimination	**(253.9)**	(232.8)	+9.1	**–**	–	–
Total	**3,046.7**	3,197.4	-4.7			
Segment Result				**1,327.0**	1,447.3	-8.3
Net borrowing costs				**(101.1)**	(97.8)	+3.4
Share of profits less losses of associates and joint ventures				**0.1**	(3.9)	–
Profit Before Taxation				**1,226.0**	1,345.6	-8.9
Taxation				**(432.2)**	(515.1)	-16.1
Profit for the Year				**793.8**	830.5	-4.4
Minority interest				**(6.6)**	(14.8)	-55.4
Profit Attributable to Equity Holders				**787.2**	815.7	-3.5
Preference dividends				**(9.5)**	(10.2)	-6.9
Profit Attributable to Common Shareholders				**777.7**	805.5	-3.5
Average shareholding (%)				**26.4**	26.2	–
Contribution to Group Profit				**205.3**	211.0	-2.7

* Information and Communications Technology

PLDT contributed a profit of US$205.3 million to the Group (2008: US$211.0 million). This represents 61% of First Pacific's aggregate contribution derived from the operations of subsidiary and associated companies for 2009. This profit contribution (after the impact of an approximately 7% depreciation of the average peso rate against the U.S. dollar) was a reflection of higher wireless service revenues, lower provision for income taxes on account of the lower Philippine corporate income tax rate, partly offset by higher employee compensation and benefit costs.

For 2009, the average inflation rate in the Philippines decreased to 3.2% from 9.3% in 2008.

Consolidated core net income ↑8%	• to Pesos 41.1 billion (US$859.7 million) from Pesos 38.1 billion (US$852.7 million) • reflecting a 2% increase in service revenues in peso terms • lower provision for income tax resulting from the reduction of the Philippine corporate income tax rate to 30% from 35% starting 2009 • recognition of a 20% equity share in the earnings of Meralco from 15 July 2009 to 31 December 2009 amounted to Pesos 398 million (US$8.3 million) • a 7% increase in cash operating expenses
Reported net income ↑15%	• to Pesos 39.8 billion (US$832.5 million) from Pesos 34.6 billion (US$774.4 million) • resulting principally from an 8% increase in consolidated core net income • net forex and derivative gains of Pesos 351.4 million (US$7.3 million) due to the 3% appreciation of the closing peso against the U.S. dollar
Consolidated service revenues ↑2%	• to Pesos 145.6 billion (US$3,046.7 million) from Pesos 142.9 billion (US$3,197.4 million) • resulting from a 3% increase in data and ICT revenues and stable voice revenues
EBITDA ↓2%	• to Pesos 86.2 billion (US$1,803.0 million) from Pesos 87.7 billion (US$1,962.8 million)
EBITDA margin	• 59% of service revenues with 62% for wireless, 49% for fixed line and 12% for ICT
Consolidated free cash flow ↓9%	• to Pesos 44.0 billion (US$920.3 million) from Pesos 47.9 billion (US$1,072.1 million) • capex increased 11% to Pesos 28.1 billion (US$587.7 million) • higher interest expense resulting from higher average debt level
Consolidated debt	• to US$2.2 billion from US$1.6 billion • U.S. dollar denominated debts declined to 48% from 79%; 22% of total debt is unhedged taking into account the peso debts, hedges, and U.S. dollar cash holdings • 67% of total debt are fixed-rate loans while 33% are floating-rate loans • US$1.2 billion of total debt matures in and after 2013
Consolidated net debt ↑63%	• to US$1.3 billion from US$0.8 billion
Net debt/EBITDA	• to 0.7 times from 0.4 times


PLDT
DIAL 101-74

Dividend

PLDT maintained its strong performance and free cash position despite the impact of higher capex and investment in an approximately 20% interest in Meralco. PLDT declared a final dividend of Pesos 76 (US$1.59), representing the committed 70% payout of core earnings and a special dividend of Pesos 65 (US$1.36) per share. Together with the interim dividend of Pesos 77 (US$1.61) per share, total dividends for 2009 amounted to Pesos 218 (US$4.56) per share (2008: Pesos 200 (US$4.48)), representing 100% payout of PLDT's consolidated core earnings.



Share Buyback

In 2008, PLDT's board approved a share buyback program of up to 5 million shares. As of 31 December 2009, PLDT had bought back 2.7 million shares into treasury at an average cost of Pesos 2,387 (US$50) per share.

During 2009, Piltel's board approved two share buyback programs of up to 86.5 million shares, representing approximately 0.7% of Piltel's issued shares. Piltel bought back 41.2 million shares at an average cost of Pesos 7.39 (US$0.15) per share.

PLDT and Piltel will continue to buy back its shares from the market on an opportunistic basis.

Wireless


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Smart's cellular subscriber base grew 17% to 41.3 million (2008: 35.2 million) representing approximately 55% of the total cellular market in the Philippines based on subscribers and approximately 59% in terms of revenue.

At the end of 2009, the cellular SIM penetration rate in the Philippines was approximately 83%. About 99% of Smart's subscribers are prepaid, with an average prepaid subscriber acquisition cost of approximately 24% of net blended prepaid ARPU of Pesos 175 (US$3.7).

Total broadband subscribers – Digital Subscriber Line ("DSL") fixed and wireless – grew 62% to over 1.6 million, which accounted for approximately 65% of the broadband market. Service revenues were up 25% to Pesos 13.8 billion (US$288.6 million) with DSL ARPU at approximately Pesos 1,178 (US$24.6) and net blended wireless ARPU at Pesos 647 (US$13.5).

New services launched during the year included:

Smartalk – unlimited calls offer to Smart Buddy and Smart Gold subscribers on Smart's nationwide network
Smartalk Plus – unlimited calls and on-net texting offer to Smart subscribers on Smart's nationwide network
Sandbox – employing web platform for social networking, online music, game and video downloading, and other web services

Wireless service revenue ↑2%
- to Pesos 95.8 billion (US$2,003.8 million) from Pesos 93.6 billion (US$2,094.9 million)
- accounted for 66% of PLDT's consolidated service revenues
- reflecting revenue growth in wireless broadband and cellular voice

Wireless EBITDA ↓2%
- to Pesos 59.4 billion (US$1,242.4 million) from Pesos 60.7 billion (US$1,358.5 million)
- reflecting higher cash operating costs, largely from higher rental costs for international and domestic leased circuits and sites, as well as higher compensation and benefit costs due to merit-based increases

EBITDA margin
- to 62% from 65%

Net blended ARPU ↓13%
- to Pesos 188 (US$3.9) from Pesos 217 (US$4.9)
- most of the net adds were from the lower end of the market
- subscribers shifted to bucket-priced SMS packages which accounted for 57% of total cellular data revenues




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Smart continues its commitment to offer affordable premier telecommunication services to its customers which are responsive to its customers' needs and budgets. In addition to bucket-priced SMS packages, Smart deploys various technologies to meet increasing demand for higher quality broadband services. Its 3G and HSPA networks cover approximately 50% and 44% of the Philippine population, respectively.

Smart's latest world-first broadband service, *SmartBro SurfTV*, was launched in February 2010. This latest offering allows Internet access through the television set using a SIM-enabled modem. This innovative service targets the lower income group which cannot afford personal computers. Following Smart's advocacy of *Internet for All*, it will continue to make the Internet more affordable and widely available through its various offerings.

The success of *Smartalk* and *Smartalk Plus* indicates that there is a demand for affordable voice services. Smart will pursue more aggressive initiatives to offer value-driven voice services.

Fixed Line

During the year, fixed line subscribers increased 2% to 1.8 million mainly contributed by marketing initiatives and specific programs for retail customers, corporate clients and small-medium size enterprises ("SME").

Fixed line service revenue ↑4%

- to Pesos 51.1 billion (US$1,068.8 million) from Pesos 49.3 billion (US$1,103.4 million)
- increased to 35% of PLDT's consolidated service revenues
- revenues from data service accounted for 42% (2008: 38%) of total fixed line service revenues reflecting increases in corporate data and DSL services revenues
- lower revenues from local exchange, national long distance and international long distance call services as some customers shifted to other means of communications

Fixed line EBITDA ↓2%

- to Pesos 25.2 billion (US$533.4 million) from Pesos 25.9 billion (US$579.7 million)
- reflecting a 7% increase in cash operating expenses including rental of international leased circuits to support the broadband/data growth

EBITDA margin

- to 49% from 52%

The fixed line business continues to leverage on PLDT's fixed and wireless networks as it aims to expand and to create new products for the residential, corporate and SME market segments. Among its segment-specific services and offerings are the fixed-wireless landline services *PLDT Landline Plus* and *Call All* which allow free landline calls within a limited calling area. Tailor-made voice and broadband bundled packages are offered to SME.

The ongoing network upgrading to an all-IP next generation network ("NGN") will significantly improve the network's efficiency and capability, particularly data-related services.





Information and Communications Technology ("ICT")

ePLDT provides customer interaction services ("CIS") under the *Ventus* brand and knowledge processing solutions ("KPS") services primarily through SPi Technologies, Inc. ("SPi"). CIS employs about 5,190 customer service representatives and operates approximately 7,140 seats at seven customer interaction service facilities.



ePLDT's service revenue ↑5%
- to Pesos 10.9 billion (US$228.0 million) from Pesos 10.4 billion (US$232.8 million)
- accounted for 8% of PLDT's consolidated service revenues
- reflecting primarily a 67% growth in data center revenue due to an increase in co-location rental revenues, server hosting, disaster recovery and business continuity service
- a slight decline in revenues from call center and KPS caused by adverse global business conditions

ePLDT EBITDA ↑26%
- to Pesos 1.3 billion (US$27.2 million) from Pesos 1.1 billion (US$24.6 million)
- reflecting a 7% depreciation of the average peso/US$ exchange rate
- slightly higher cash operating expenses in relation to compensation and benefits, maintenance and rent

EBITDA margin
- to 12% from 10%

During the year, *Vitro* data center recorded significant revenue growth. SPi continues to focus on growing the publishing and medical billing businesses. ePLDT remains focused on improving revenues and operating margins, as well as exploring new business opportunities. A re-organization to consolidate the call center and KPS businesses is planned.

Meralco

On 14 July 2009, PLDT – through its subsidiary Piltel – completed the acquisition of an approximately 20% interest in the Manila Electric Company ("Meralco") for a consideration of Pesos 20.1 billion (US$420.4 million).



On 1 March 2010, Piltel's board approved to consolidate its approximately 13.7% interest in Meralco with Metro Pacific Investments Corporation's ("MPIC") 14.5% interest in Meralco to Beacon Electric Asset Holdings, Inc. ("Beacon Electric"). Upon the completion of the transactions, Beacon Electric will have a 28.2% interest in Meralco and a call option for an additional 6.6% interest in Meralco exercisable during the period from 15 March 2010 to 15 May 2010.

Meralco's revenues ↓4%
- to Pesos 184,872 million (US$3,866.8 million) from Pesos 191,775 million (US$4,292.2 million)
- reflecting the reduction in generation and transmission charges which were larger than the positive impact from higher energy sales and the impact of the performance-based regulation ("PBR") rate setting mechanism effective from May 2009

Meralco's core net income ↑1.7 times
- to Pesos 7,003 million (US$146.5 million) from Pesos 2,605 million (US$58.3 million)
- reflecting a Pesos 0.26 per kilowatt-hour increase in tariff under the PBR implemented from May 2009

EBITDA margin
- to 7.17% from 5.75%

Consolidated debt ↓18%	• to Pesos 20.7 billion (US$448.1 million) from Pesos 25.3 billion (US$532.4 million) • reflecting an improved cash position of Meralco arising from the PBR increase • 99.7% is local borrowing and 93% is long-term
System loss	• to 8.61% from 9.28%, within the 9.5% system loss cap
Number of customers ↑3%	• to 4.7 million from 4.6 million • reflecting an increase of residential and commercial users

In 2009, Meralco's board declared dividends of Peso 1 (US$0.02) per share and Pesos 1.5 (US$0.03) per share. In March 2010, Meralco's board declared a final dividend for 2009 of Pesos 3.15 (US$0.07) per share.

In February 2010, the Meralco's board approved a dividend policy of a regular payout of 50% of core net income plus a "look back" approach at the end of the year for any supplementary special dividend.

In December 2009, Meralco received the regulatory approval to increase tariff by another Pesos 0.27 per kilowatt-hour effective January 2010. The implementation has been voluntarily deferred until related issues have been resolved.

A synergy team composed of members from PLDT and Meralco, is working closely to identify areas of cooperation, including co-location of facilities, joint pole agreements, use of each other's fiber optic networks, cross marketing and selling to each other's subscriber bases, as well as broadband over power lines and prepaid metering.

2010 Outlook

2010 is viewed by PLDT with guarded optimism. Growth is expected to come from broadband, fixed line revenues from corporate and SME markets, and improvements in its business process outsourcing business. However, the cellular business faces challenges given the high market penetration, the market's increasing preference for unlimited offers and multiple SIM ownership, as well as competition from social networking and broadband.

With the expected softness in revenues, PLDT is looking to control cash operating expenses in order to maintain profit growth. Nevertheless, PLDT will continue to invest in its network with expected capex for 2010 of Pesos 28.6 billion (US$619.0 million), representing approximately 19% of 2010 forecast service revenues of Pesos 150 billion (US$3,246.8 million). Core net income is expected to be slightly higher than the Pesos 41.1 billion (US$859.7 million) core net income for 2009.



Reconciliation of Reported Results Between PLDT and First Pacific

PLDT's operations are principally denominated in peso, which averaged Pesos 47.81 (2008: 44.68) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	**2009**	2008
Net income under Philippine GAAP	**39,781**	34,635
Preference dividends(i)	**(456)**	(456)
Net income attributable to common shareholders	**39,325**	34,179
Differing accounting and presentational treatments(ii)		
– Reclassification of non-recurring items	**1,708**	2,443
– Others	**(3,502)**	(1,631)
Adjusted net income under Hong Kong GAAP	**37,531**	34,991
Foreign exchange and derivative (gains)/losses(iii)	**(351)**	1,000
PLDT's net income as reported by First Pacific	**37,180**	35,991
US$ millions		
Net income at prevailing average rates for 2009: Pesos 47.81 and 2008: Pesos 44.68	**777.7**	805.5
Contribution to First Pacific Group profit, at an average shareholding of 2009: 26.4% and 2008: 26.2%	**205.3**	211.0

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:
- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 2009 of Pesos 1.7 billion (2008: Pesos 2.4 billion) principally represents asset impairment provisions.
- Others: The adjustment principally relates to the accrual of withholding tax on PLDT's net income in accordance with the requirements of HKAS 12 "Income Taxes".

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.


MPIC
Reported Net Income
+338%
Pesos 2.3 billion (US$48.1 million)

METRO PACIFIC INVESTMENTS


Share Price Performance
Pesos
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Feb 10

An analysis of MPIC's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2009**	2008	% change	**2009**	2008	% change
Water distribution	**222.1**	96.8	+129.4	**91.8**	26.5	+246.4
Tollroads	**114.8**	16.0	+617.5	**49.7**	5.7	+771.9
Corporate overhead	**–**	–	–	**(6.1)**	(3.6)	+69.4
Total	**336.9**	112.8	+198.7			
Segment Result				**135.4**	28.6	+373.4
Net borrowing costs				**(73.5)**	(17.6)	+317.6
Share of profits less losses of associates and joint ventures				**10.5**	4.8	+118.8
Profit Before Taxation				**72.4**	15.8	+358.2
Taxation				**4.8**	(0.9)	–
Profit for the Year				**77.2**	14.9	+418.1
Minority interest				**(44.2)**	(7.5)	+489.3
Contribution to Group Profit				**33.0**	7.4	+345.9

During the year, MPIC invested a total of Pesos 25.0 billion (US$529.0 million) (2008: Pesos 22.3 billion (US$475.9 million)) to expand its core business portfolio for strengthening its position as a preeminent infrastructure group in the Philippines which consists of:

- Pesos 24.5 billion (US$520.1 million) in Power distribution
- Pesos 252 million (US$5.3 million) in Port operations
- Pesos 170 million (US$3.6 million) in Healthcare

It has established a business portfolio of quality assets offering water distribution, tollroads, power distribution, healthcare and port development comprising:

- 58.0% in Maynilad Water Services, Inc. ("Maynilad")
- 99.8% in Metro Pacific Tollways Corporation ("MPTC") which owns 67.1% in Manila North Tollways Corporation ("MNTC")
- 14.5% in Manila Electric Company ("Meralco")
- 34.8% in Medical Doctors, Inc. ("MDI"), which owns 100% of Colinas Verdes Hospital Managers Corporation ("CVHMC"), the operator of Cardinal Santos Medical Center ("CSMC")
- 34.9% in Davao Doctors Hospital ("DDH")
- 35.0% in Manila North Harbour ("MNH")

MPIC's contribution to the Group increased 3.5 times to US$33.0 million (2008: US$7.4 million) reflecting higher profit levels across all of its businesses, and equity accounted earnings from its 14.5% interest in Meralco. These were partly offset by higher interest expenses and overheads.

Revenues ↑2.2 times	• to Pesos 16,108 million (US$336.9 million) from Pesos 5,041 million (US$112.8 million) • reflecting improved performance and the first full year contributions from Maynilad and MPTC
Consolidated core net income ↑4.9 times	• to Pesos 2,047 million (US$42.8 million) from Pesos 347 million (US$7.8 million) • reflecting Maynilad's contribution to core net income increased 4 times to Pesos 1,540 million (US$32.2 million) • Meralco's 3 months contribution of Pesos 212 million (US$4.4 million) • MPTC's first full year contribution of Pesos 1,279 million (US$26.8 million) • Healthcare businesses' contribution to core net income increased 58% to Pesos 174 million (US$3.6 million) • Maynilad, MPTC, Meralco and healthcare accounted for 48%, 40%, 7% and 5% respectively of MPIC consolidated profit from operations • partly offset by higher interest expenses
Consolidated reported income ↑3.4 times	• to Pesos 2,300 million (US$48.1 million) from Pesos 526 million (US$11.8 million) • reflecting the increase in core net income referred to above and a non-recurring income of Pesos 253 million (US$5.3 million)
Non-recurring income ↑41%	• to Pesos 253 million (US$5.3 million) from Pesos 179 million (US$4.0 million) • the largest item being income arising from the settlement of various matters following the rate rebasing exercise at Maynilad
Consolidated debt ↑33%	• to Pesos 42.8 billion (US$926.1 million) from Pesos 32.2 billion (US$677.1 million) • reflecting additional borrowings for funding investments in Meralco

MPIC share placing

MPIC successfully increased the free float to 29% through offering Pesos 14.3 billion (US$300 million) new MPIC common shares to institutional investors. The equity raising strengthened its capital structure and broadened the shareholder base.

Maynilad

Maynilad owns the sole water distribution concession for the western half of Metro Manila. Metropolitan Waterworks and Sewerage System ("MWSS") approved in September 2009 the extension of the concession for 15 years to 2037. Currently, only 7.8 million of the 9.1 million population within the concession area are able to receive water services.



From May 2009, Maynilad's average tariff increased by Pesos 7.44 per cubic meter or 22.6% which comprises Pesos 5.02 per cubic meter for rate rebasing and Pesos 2.42 for Consumer Price Index ("CPI") adjustment.



Revenues ↑29%	• to Pesos 10,619 million (US$222.1 million) from Pesos 8,245 million (US$184.5 million) • reflecting a higher average tariff and increased water consumption
Core net income ↑37%	• to Pesos 3,328 million (US$69.6 million) from Pesos 2,433 million (US$54.4 million) • reflecting a 17% increase in average tariff • billed water volume up 11% to 350 million cubic meters resulting to an increase in customers and increase in average daily consumption
Core EBITDA ↑48%	• to Pesos 7,162 million (US$149.8 million) from Pesos 4,846 million (US$108.4 million) • reflecting a lower increase in cash operating expenses than revenue growth
Reported income ↑42%	• to Pesos 2,825 million (US$59.1 million) from Pesos 1,994 million (US$44.6 million)
Total billed water volume ↑11%	• to 350 million cubic meters from 315 million cubic meters • water connections increased 7% to 814,645 • average daily consumption for the year increased 5% to 1.25 cubic meters per day • a 4% decrease in average non-revenue water
Total billed customers ↑7%	• to 814,645 from 762,315
Average non-revenue water ↓4%	• to 60% from 64% • reflecting successes in leakage identification and in the redirection of excess water to areas where customers require water



Maynilad has a program in place to minimize the impact of a reduction in water supply in relation to El Niño, comprising a team of 480 additional engineers and contractors who are working on recovering up to 100 million liters of water per day.

Maynilad's revised capex plan enabled it to secure a six-year income tax holiday commencing in January 2010. It plans to reinvest additional funds from the tax holiday. Maynilad's tariff is adjusted annually against CPI and is reviewed every five years.

It also plans to invest a total of Pesos 32 billion (US$692.6 million) in capital expenditure by 2013 mainly to increase coverage area, to improve water pressure, to provide 24-hour water service and to further reduce non-revenue water. These initiatives include the Putatan Water Treatment Plant and a new pumping station at Villamor which are scheduled to be partially completed by the first half of 2010 and fully operational in the latter part of 2010.

MPTC

MPTC, through its 67.1% interest in MNTC and 46.0% interest in Tollways Management Corporation ("TMC"), operates the North Luzon Expressway ("NLEX"), Subic Clark Tarlac Expressway ("SCTEX") and Subic Freeport Expressway which comprises 187 kilometers of tollroads; 65% of all such tollroads in the Philippines. The concession for NLEX runs until 2037.



MPTC recorded a significant improvement in operational performance which was driven by lower fuel prices, the opening of SCTEX and customer group specific marketing initiatives.

Revenues ↑6%	• to Pesos 5,489 million (US$114.8 million) from Pesos 5,198 million (US$116.3 million) • reflecting higher traffic volume
Core net income ↑24%	• to Pesos 1,220.6 million (US$25.5 million) from Pesos 987 million (US$22.1 million) • reflecting increase in traffic volume, improvement in operating efficiencies and cost management initiatives • a higher contribution from TMC in line with its 24% increase in core net income
Core EBITDA ↑7%	• to Pesos 2,876 million (US$60.2 million) from Pesos 2,699 million (US$60.4 million) • reflecting a lower rate of increase in cash operating expenses than that of revenues as the 3.6% increase in operating costs was primarily related to higher operator's fees, higher share of Philippine National Construction Corporation in revenues and higher repairs and maintenance which was compensated by a 7% decrease in salaries, wages and outside services
Reported income ↓26%	• to Pesos 582 million (US$12.2 million) from Pesos 784 million (US$17.5 million) • reflecting higher non-recurring and non-cash tax provisions relating to the possible imposition of value added taxes ("VAT") on toll rates
Daily traffic volume ↑6%	• to 150,395 average vehicle entries per day from 141,846 • stimulated by lower fuel prices, the opening of SCTEX and intense marketing initiatives

In February 2009, MPTC signed a memorandum of understanding with the Philippine National Railways to build the Skyway Connector to connect the NLEX and the South Luzon Expressway. This connector road is expected to drive traffic volumes and reduce journey time across Metro Manila by approximately an hour.



In September 2009, MPTC submitted an unsolicited bid for the SCTEX concession and was the only qualified technical bidder in an auction held in January 2010. MPTC is in negotiation with the Bases Conversion and Development Authority for the concession.

NLEX's expansion option Segment 8.1 (link Mindanao Avenue to NLEX) is expected to open in May 2010. MPTC has started the detailed engineering studies for Segments 9 and 10 which will connect NLEX to the port area at Western Metro Manila and plans to commence construction in 2011.

Growth in traffic volume is expected to continue as car ownership and disposable income increases, the opening of SCTEX increases road connections and local tourism is driven through marketing programs which utilize customer satisfaction campaign findings.

Meralco

MPIC completed the acquisition of an approximately 13.1% interest in Meralco from the Beneficial Trust Fund of PLDT and Crogan Limited (a wholly-owned subsidiary of First Pacific) and a further approximately 1.4% interest from the open market. As at the end of 2009, MPIC owns an approximately 14.5% interest in Meralco with investment cost of approximately Pesos 24.5 billion (US$520.1 million).





Meralco's revenues ↓4%
- to Pesos 184,872 million (US$3,866.8 million) from Pesos 191,775 million (US$4,292.2 million)
- reflecting the reduction in generation and transmission charges which were larger than the positive impact from higher energy sales and the impact of the performance-based regulation ("PBR") rate setting mechanism effective from May 2009

Meralco's core net income ↑1.7 times
- to Pesos 7,003 million (US$146.5 million) from Pesos 2,605 million (US$58.3 million)
- reflecting a Pesos 0.26 per kilowatt-hour increase in tariff under the PBR implemented from May 2009

EBITDA margin
- to 7.17% from 5.75%

Consolidated debt ↓18%
- to Pesos 20.7 billion (US$448.1 million) from Pesos 25.3 billion (US$532.4 million)
- reflecting an improved cash position of Meralco arising from the PBR increase
- 99.7% is local borrowing and 93% is long-term

System loss
- to 8.61% from 9.28%, within the 9.5% system loss cap

Number of customers ↑3%
- to 4.7 million from 4.6 million
- reflecting an increase of residential and commercial users

In 2009, Meralco's board declared dividends of Peso 1 (US$0.02) per share and Pesos 1.5 (US$0.03) per share. In March 2010, Meralco's board declared a final dividend for 2009 of Pesos 3.15 (US$0.07) per share.

In February 2010, the Meralco's board approved a dividend policy of a regular payout of 50% of core earnings plus a "look back" approach at the end of the year for any supplementary special dividend.

In December 2009, Meralco received the regulatory approval to increase tariff by another Pesos 0.27 per kilowatt-hour effective January 2010. The implementation has been voluntarily deferred until related issues have been resolved.

On 1 March 2010, MPIC's board approved the consolidation of MPIC's entire 14.5% interest in Meralco with Piltel's (a 99.5% PLDT owned subsidiary) 13.7% interest in Meralco to Beacon Electric Asset Holdings, Inc. ("Beacon Electric"). Upon the completion of the consolidation, Beacon Electric will have a 28.2% interest in Meralco and a call option for an additional 6.6% interest in Meralco exercisable during the period from 15 March 2010 to 15 May 2010.

Healthcare

MPIC is developing the Philippine's first nationwide premier healthcare chain to deliver improved services in particular in diagnostic, therapeutic and preventive medical services. It is the single largest shareholder of MDI and DDH.

MDI operates and manages the Makati Medical Center ("MMC") which has a 707-bed capacity and a training facility for approximately 900 nursing students. The construction of a new 8-storey out-patient annex building with a 5-floor basement parking facility was inaugurated in February 2009.





DDH is the largest private hospital in Davao City with a 250-bed capacity and is considered the best medical facility in Mindanao. DDH operates a teaching institution Davao Doctors College Inc., which currently has approximately 3,500 students taking courses in nursing, radiologic technology, physical therapy, optometry, hotel and restaurant management and general education. It is in the process of establishing an eye center.

In February 2009, CVHMC, received approval from the Roman Catholic Archbishop of Manila for a 20-year operating contract for a 235-bed CSMC located in Metro Manila. MPIC is committed to invest at least Pesos 750 million (US$16.2 million) by 2019 to upgrade CSMC's medical facilities and equipment and parking facilities to enhance the range and quality of services.

Revenues ↑30%

- to Pesos 5,524 million (US$115.5 million) from Pesos 4,251 million (US$95.3 million)
- a 17% revenue growth at MMC
- a 2.1 times increase in revenues at CSMC being the first full year of its performance
- a 12% revenue growth at DDH

Core net income ↑56%

- to Pesos 528 million (US$11.0 million) from Pesos 338 million (US$7.6 million)
- reflecting higher operational efficiency from new equipment, better services and higher bed occupancy and the positive impact for the first full year of consolidation of CSMC
- MDI's core net income increased to Pesos 384 million (US$8.0 million) from Pesos 218 million (US$4.9 million)
- DDH's core net income increased 19% to Pesos 144 million (US$3.0 million) from Pesos 120 million (US$2.7 million)

Core EBITDA ↑32%

- to Pesos 1,250 million (US$26.1 million) from Pesos 948 million (US$21.2 million)
- the first full year of CSMC is included, however, the growth in revenues from the new facilities at MMC did not fully offset the increase in cash operating expenses at that facility

The healthcare division continues to invest in improving infrastructure, leveraging on its technical and professional expertise to expand services and enhance operational efficiency. The division will continue to evaluate opportunities to expand the healthcare portfolio through the acquisition of additional hospitals in strategic areas in the Philippines.

Manila North Harbour

MPIC in partnership with Harbour Centre Port Terminal, Inc. was awarded a 25-year concession to develop, manage and operate the MNH. The estimated investment of Pesos 14.5 billion (US$313.9 million) will be used to modernize and re-arrange the existing ports, and to expand the operating area to 70 hectares from 52 hectares. More than 1,000 workers at the North Harbour will be rehired and the project is expected to create an additional 20,000 jobs over the concession period.



2010 Outlook

MPIC will report a full year of contributions from Meralco and a cash dividend from Maynilad. Its portfolio of businesses will be enhanced with continued expansion of its tollroads, an investment in a fourth hospital and the redevelopment of the North Harbour in Metro Manila.



Reconciliation of Reported Results Between MPIC and First Pacific

MPIC's operations are principally denominated in peso, which averaged Pesos 47.81 (2008: 44.68) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to MPIC's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	**2009**	2008
Net income under Philippine GAAP	**2,300**	526
Differing accounting and presentational treatments(i)	**(118)**	(632)
Adjusted net income/(loss) under Hong Kong GAAP	**2,182**	(106)
Foreign exchange and derivative (gains)/losses(ii)	**(135)**	453
MPIC's net income as reported by First Pacific	**2,047**	347
US$ millions		
Net income at prevailing average rates for 2009: Pesos 47.81 and 2008: Pesos 44.68	**42.8**	7.8
Contribution to First Pacific Group profit, at an average shareholding of 2009: 77.0% and 2008: 91.1%	**33.0**	7.4

(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP, and other presentational differences. The adjustment principally relates to reclassification of non-recurring items. Non-recurring items represent certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 2009 of Pesos 0.1 billion principally represents reversal of provision for Maynilad's deferred credits following a resolution of new tariff rates with the regulator. Adjustment for 2008 of Pesos 0.6 billion principally represents a gain arising from an increase in interest in Maynilad of Pesos 0.4 billion and a recognition of the excess of the fair value of the acquired interest in MDI over the acquisition cost paid for it as income of Pesos 0.2 billion.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

INDOFOOD

Reported Net Income

+101%

Rupiah 2,076 billion (US$200.6 million)



Promina
Bubur Bayi Bergizi
LESITIN
OMEGA 6
OMEGA 3
6+
BERAS MERAH
Brown Rice
Indofood

Indofood

THE SYMBOL OF QUALITY FOODS

Share Price Performance


Rupiah
4,000
3,600
3,200
2,800
2,400
2,000
1,600
1,200
800
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Feb 10

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2009**	2008	% change	**2009**	2008	% change
Consumer Branded Products						
– Noodles	**1,128.5**	1,123.3	+0.5	**150.8**	61.6	+144.8
– Dairy	**304.3**	–	–	**9.9**	–	–
– Food Seasonings	**55.0**	49.5	+11.1	**2.6**	1.8	+44.4
– Snack Foods	**68.0**	56.1	+21.2	**4.1**	2.1	+95.2
– Nutrition and Special Foods	**41.8**	38.8	+7.7	**2.7**	1.6	+68.8
Subtotal	**1,597.6**	1,267.7	+26.0	**170.1**	67.1	+153.5
Bogasari	**1,330.6**	1,533.2	-13.2	**125.5**	114.7	+9.4
Agribusiness						
– Plantations	**584.2**	701.8	-16.8	**184.8**	273.8	-32.5
– Cooking Oils and Fats	**496.6**	674.8	-26.4	**8.5**	25.0	-66.0
– Commodities	**82.0**	171.4	-52.2	**(3.8)**	5.0	–
Subtotal	**1,162.8**	1,548.0	-24.9	**189.5**	303.8	-37.6
Distribution	**277.4**	488.9	-43.3	**7.3**	6.6	+10.6
Inter-segment elimination	**(779.7)**	(845.3)	-7.8	–	–	–
Total	**3,588.7**	3,992.5	-10.1			
Segment Result				**492.4**	492.2	–
Net borrowing costs				**(133.4)**	(103.3)	+29.1
Share of profits less losses of associates and joint ventures				**0.3**	0.5	-40.0
Profit Before Taxation				**359.3**	389.4	-7.7
Taxation				**(113.3)**	(123.5)	-8.3
Profit for the Year				**246.0**	265.9	-7.5
Minority interest				**(156.8)**	(178.3)	-12.1
Contribution to Group Profit				**89.2**	87.6	+1.8

Turnover 2009*


8%
21%
43%
28%

	US$ millions
Consumer Branded Products	1,557.2
Bogasari	1,016.6
Agribusiness	737.5
Distribution	277.4
Total	**3,588.7**

** After inter-segment elimination*

Operating Profit 2009


1%
38%
35%
26%

	US$ millions
Consumer Branded Products	170.1
Bogasari	125.5
Agribusiness	189.5
Distribution	7.3
Total	**492.4**

During 2009, Indofood recorded its fifth consecutive year of improved performance. This performance results from the distribution of a wide range of food products, many of which are market leaders, throughout Indonesia through its four complementary strategic business groups: Consumer Branded Products, Bogasari, Agribusiness and Distribution.

Indofood's contribution to the Group increased 2% to US$89.2 million (2008: US$87.6 million) principally reflecting the stronger performance of the Consumer Branded Products group, partially offset by the lower average selling prices of crude palm oil ("CPO") and flour, and higher net interest expenses.

Consolidated net sales ↓4%

- to Rupiah 37.1 trillion (US$3,588.7 million) from Rupiah 38.8 trillion (US$3,992.5 million)
- reflecting the lower sales in the Agribusiness and Bogasari groups resulting from lower average CPO and flour prices
- a full year's sales contribution of Rupiah 3,136 billion (US$303.0 million) from the dairy business Indolakto

Gross profit margin

- to 27.3% from 23.1%
- reflecting lower raw material costs

Consolidated operating expenses ↑10%

- to Rupiah 5,118 billion (US$494.5 million) from Rupiah 4,635 billion (US$477.8 million)
- due to higher variable selling expenses in conjunction with sales volume increases
- higher employee related expenses, partly due to the consolidation of Indolakto

EBIT margin

- to 13.5% from 11.2%
- resulting from stronger operation and lower input costs

Core net income ↑19%

- to Rupiah 1,727 billion (US$166.9 million) from Rupiah 1,449 billion (US$149.4 million)
- reflecting higher EBIT margin net of higher interest expenses

Net gearing

- to 0.83 times from 1.09 times after taking into account the equity of minority interest in subsidiaries





Refinancing and Debt Profile

In June 2009, Indofood issued Rupiah 1.6 trillion (US$171 million) five-year Rupiah bond to refinance a Rupiah 1.0 trillion (US$106 million) bond due in July 2009 and other short-term borrowings.

In November 2009, IndoAgri's subsidiary, PT Salim Ivomas Pratama, issued Rupiah 730 billion (US$78 million) five-year Rupiah bond principally to refinance its short-term borrowings.

As at the end of 2009, Indofood recorded gross debt of Rupiah 17,276 billion (US$1,837.8 million) (2008: Rupiah 18,579 billion (US$1,306.5 million)) of which Rupiah 6,718 billion (US$ 714.7 million) is to be repaid/refinanced by the end of 2010. The remaining Rupiah 10,558 billion (US$1,123.1 million) matures between 2011 and 2018.

Resale of Lonsum's Treasury Stock

During the year, Lonsum resold to third parties its entire treasury stock of 24.0 million shares, equivalent to approximately 1.8% of its issued capital for a consideration of Rupiah 188 billion (US$18.1 million).

Consumer Branded Products ("CBP")

CBP group comprises Noodles, Dairy, Food Seasonings, Snack Foods and Nutrition and Special Foods. Supported by Indofood's competitiveness, strong brand equity and distribution network, CBP group reported significantly improved performance in 2009.



In September 2009, Indofood commenced the restructuring of the CBP group by consolidating all consumer branded product subsidiaries into a wholly-owned subsidiary, PT Indofood CBP Sukses Makmur ("ICBP"). The internal restructuring was completed on 17 March 2010.

Indofood's **Noodles** division is one of the world's largest instant noodles producers. It has 16 production plants in Indonesia with combined annual production capacity of over 15 billion packs. *Indomie, Supermi, Sarimi, Sakura, Pop Mie, PopBihun* and *Mi Telur Cap 3 Ayam* remained popular brands. Its strategy of focusing on higher value added noodles products complemented performance. Sales volume recovered in 2009 as the consumer confidence index and purchasing power recovered.

Indofood completed the acquisition of PT Indolakto ("Indolakto") in December 2008 which enlarged Indofood's CBP portfolio. Indolakto is one of the largest **dairy** products manufacturer in Indonesia with a flagship brand *Indomilk*, producing sweetened condensed milk, ultra high temperature milk, sterilized bottled milk, pasteurized liquid milk and powdered milk, ice cream and butter. Consumption per capita for dairy products in Indonesia is around 9 liters per year. However, it is expected that growth in these products will increase as consumer awareness of the nutritional value of dairy products increases. During 2009, this division recorded strong volume growth, particularly in the liquid category. To meet the increasing demand, Indolakto plans to build a new factory with expected completion in 2011.


Susu
Segar

Food Seasonings division manufactures a wide range of culinary products, of which instant seasonings and chili sauce are the most popular. The division also produces soy sauce, tomato sauce and condiments. Its *Indofood, Piring Lombok, Racik* and *Kreasiip* brand products are marketed by Nestlé Indofood Citarasa Indonesia which is a joint venture company between Indofood and Nestlé. The division also manufactures, markets and sells syrup which in the last few years has grown as a result of strengthening brand equity and visibility. Sales volume improved resulting from the success of *bumbu Racik*, higher chili and syrup sales.


Qtela
BARBEQUE

Snack Foods division maintained its leadership position through its leading brands *Chitato* and *Lays* (potato chips), and *Qtela* (cassava chips, a traditional style snack food), and the introduction of new products and packaging. Sales volume increased contributed by the high growth in *Qtela* and potato chips, stimulated by a focused marketing program, enhanced product visibility in the modern and traditional outlets as well as increased distribution penetration in traditional outlets.

Nutrition and Special Foods division produces food for babies, children, and milk for expectant and lactating mothers under two brands – *Promina* caters to the higher-income groups, while *SUN* is for the lower-middle segment. In 2009, this division focused on strengthening brand image, increasing brand awareness and offering nutrition-related educational programs. Sales volume increased through improved product visibility and enhanced sales team in retail outlets, partly offset by lower demand from institutional customers.

Sales ↑34%

- to Rupiah 16,533 billion (US$1,597.6 million) from Rupiah 12,297 billion (US$1,267.7 million)
- accounted for 43.4% (2008: 30.8%) of Indofood's consolidated sales
- reflecting higher sales volume across the divisions driven by enhanced marketing strategy and higher average selling prices, and higher domestic demand stimulated by lower inflation
- the consolidation of Indolakto which was acquired in December 2008

Sales volume

- Noodles up 2% to 11.0 billion packs from 10.8 billion packs
- Dairy at 168.0 thousand tons and 89.6 million liters
- Food Seasonings up 7% to 63.6 thousand tons from 59.4 thousand tons
- Snack Foods up 20% to 13.7 thousand tons from 11.4 thousand tons
- Nutrition and Special Foods up 8% to 12.5 thousand tons from 11.6 thousand tons

EBIT margin

- to 10.5% from 4.2%
- reflecting margin improvement across most of the divisions
- Noodles' margin significantly improved to 11.8% from 4.1%
- Dairy's margin maintained at 8.2% despite considerably higher input costs, particularly sugar and skimmed milk powder
- Food Seasonings' margin declined to 2.2% from 2.8%
- Snack Foods' margin improved to 6.4% from 4.3% reflecting higher average selling price, sales volume and product mix
- Nutrition and Special Foods' margin improved to 9.1% from 7.6% reflecting higher sales volume and improved efficiency


Promina
SupMi
Promina
SUN
Promina
Bubur Tim
Instan
BERAS MERAH

The CBP group will continue cost efficiency measures to ensure its competitiveness. The rural development program remains key to further increasing Indofood's products penetration in rural areas. Demand in 2010 is expected to remain strong as the economy recovers and the Consumer Confidence Index remains strong.

Bogasari

Bogasari is the largest integrated flour miller in Indonesia. Its flour mills located in Jakarta and Surabaya have combined annual effective milling capacity of 3.2 million tons of wheat flour. It also manufactures pasta and biscuits for both domestic and international markets. Its six vessels are mainly for transporting wheat supplies from Australia, United States and Canada to Indonesia.

In 2009, good harvests increased global wheat stocks to approximately 190 thousand tons, the lower wheat flour prices stimulated demand from industrial and small-medium size enterprise ("SME") sectors. Despite the Indonesian Government's reinstatement of taxes and quality requirements on imported wheat, new players emerged to increase market capacity by 20%. Bogasari supported by its well-established brand equity (*Segitiga Biru, Cakra Kembar and La Fonte*), customer loyalty and extensive distribution network was able to maintain its market leadership.





Sales ↓8%
- to Rupiah 13.8 trillion (US$1,330.6 million) from Rupiah 14.9 trillion (US$1,533.2 million)
- accounted for 28.3% (2008: 30.1%) of Indofood's consolidated sales
- reflecting lower average selling prices in response to lower wheat costs and market competition

Sales volume of food flour ↑8%
- to 2.24 million tons from 2.07 million tons
- reflecting higher demand as consumer confidence and purchasing power recovered

Sales volume of pasta ↑0.1%
- to 26.3 thousand tons from 26.2 thousand tons

EBIT margin
- to 9.9% from 8.3%
- resulting from higher sales volume of food flour



Flour consumption per capita in Indonesia remains low by international standards at around 17 kilograms per year. The younger generation's preference for Western fast food will stimulate industry growth. New players are expected to enter this attractive market during 2010. However, Bogasari's market leadership will be strengthened through a combination of further improvements to product quality, consumer group-specific marketing programs and implementing pricing strategies to balance market share and profitability.

Agribusiness

The Agribusiness Group consists of three divisions: Plantations, Cooking Oils and Fats and Commodities, which operate through Indofood's 58.2% owned Singapore listed subsidiary Indofood Agri Resources Ltd ("IndoAgri") and IndoAgri's 58.8% owned Indonesia-listed subsidiary, PT PP London Sumatra Indonesia Tbk ("Lonsum"). The Agribusiness Group is a market leader in Indonesia's branded cooking oil and margarine segment, and is one of the lowest cost palm oil producers.

Agribusiness group is a vertically integrated business producing a number of leading brands derived from palm oil. Its operations cover the whole value chain from research and development, oil palm seed breeding and cultivation to milling, refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products. It also operates sugar cane, rubber, coconut, cocoa and tea plantations. With the target completion of a sugar refinery in the second half of 2010. Agribusiness group owns processing plants for these crops.

Plantations IndoAgri and Lonsum have a combined plantation land bank of 549,287 hectares of which 227,721 hectares are planted. Oil palm is the dominant crop, of which 42% of oil palms are below seven years old (thus not at peak yields). In 2009, the oil palm's new planting was 11,773 hectares and the CPO yield remained at 4.5 tonnes per hectare. Sugar cane's planted area doubled to 8,672 hectares. The division operates 20 palm oil mills with a total annual processing capacity of 4.5 million tonnes of fresh fruit bunches ("FFB"). It also achieved RSPO certification for its North Sumatra oil palm estates and mills in 2009, producing 170,000 tonnes of sustainable CPO. A sugar mill is currently under construction in South Sumatra and is expected to commence operations in the second half of 2010.



Age Profile of Oil Palm Plantations


20%
32%
38%
10%

	Hectares
Immature areas	61,053
4 - 6 years	19,559
7 - 20 years	73,262
Above 20 years	39,739
Total	**193,613**

Crude Palm Oil (CPO) Production


Thousand tonnes
800
700
600
500
400
300
200
100
0
05
06
07
08
09


Bimoli
Bimoli
Bimoli

Cooking Oils and Fats This division manufactures cooking oils and fats and markets products under various brands for both export and domestic consumption. IndoAgri's main premium branded products, *Bimoli* and *Simas Palmia*, have leading market shares in the branded cooking oils and margarine segment in Indonesia. Approximately 75% of margarine and shortening sales were in industrial packs supplied to domestic bakeries, snack and biscuit manufacturers. It has refinery capacity of 1.0 million tonnes per annum and approximately 77% of this division's refinery needs are sourced from the plantation division's CPO production.

Commodities division mainly produces crude coconut oil ("CNO") and derivative products, most of which are exported to the United States, Europe, China and South Korea. The division operates three copra-crushing plants with a combined annual production capacity of 270,000 tonnes.

Sales ↓20%

- to Rupiah 12,034 billion (US$1,162.8 million) from Rupiah 15,016 billion (US$1,548.0 million)
- accounted for 20.5% (2008: 26.9%) of Indofood's consolidated sales
- Plantations, Cooking Oils and Fats and Commodities accounted for 50%, 43% and 7%, respectively, of the total sales of Agribusiness, and the sales after inter-segment elimination among these three divisions amounts to Rupiah 9,040 billion (US$873.5 million)
- mainly due to the decline in the average selling prices of plantation crops and edible oil products as a result of the global economic crisis and lower cooking oil sales volume
- partially offset by higher sales volume of CPO, palm kernel and margarine

EBIT margin

- to 15.0% from 17.6%
- reflecting lower selling and distribution costs on lower export taxes and foreign currency gains
- Plantations declined to 29.4% from 34.9% reflecting lower average selling prices of plantation crops
- Cooking Oils and Fats declined to 1.5% from 3.2% reflecting lower average selling prices and lower sales volume of branded cooking oils, this was partially offset by higher sales volume of margarine
- Commodities declined to negative 5.7% from positive 3.3% reflecting lower average selling prices and unhedged sales denominated in US$ as rupiah depreciated against U.S. dollar

Sales volume of CPO ↑4%

- increased to 759 thousand tonnes from 730 thousand tonnes
- reflecting a higher production yield from the young plantation profile with an average age of 11 years



Sales volume of branded cooking oils ↓9%	• reduced to 387 thousand tonnes from 424 thousand tonnes • reduction in domestic demand as Indonesian Government reinstated a 10% VAT on branded cooking oils, causing some switching to unbranded cooking oils
Sales volume of margarine ↑8%	• increased to 173 thousand tonnes from 161 thousand tonnes resulting from stronger demand for industrial margarine products
Sales volume of coconut oil ↓24%	• reduced to 82 thousand tonnes from 108 thousand tonnes, due to reduced supply of copra



Palm oil remains a low-cost vegetable oil given its high production yield. Prices for CPO are expected to remain volatile during 2010 due to the uncertainties in global production and consumption rates, and the pace of the global economic recovery. However, the demand for palm oil is expected to remain strong in 2010, especially from the emerging markets and increasing demand for bio-diesel, particularly in European countries.

Agribusiness group continues to focus on expanding its palm oil and sugar plantations through additional new planting, investing in research and development, oil palm seed breeding and strengthening brand equity of its edible oil products in order to further improve its competitive advantage.

It plans to complete the construction of a palm oil refinery with an annual capacity of 420,000 tonnes in Jakarta and a sugar cane refinery in South Sumatra with a capacity of 8,000 tonnes of cane per day in the second half of 2010.

Distribution

The Distribution Group is a major component of Indofood's Total Food Solutions chain of operations as it has the most extensive distribution network of stock points in Indonesia. It distributes the majority of Indofood's consumer products and third-party products across the archipelago. Indofood increased its products' market penetration and service standard through its stock points located in areas with a high density of retail outlets which ensure product availability. To further improve product visibility and increase availability, the group engaged merchandisers and canvassers, in conjunction with joint marketing efforts and promotions with its principals. The implementation of a new IT system since 2008 has complemented the distribution strength.


NR 02

During 2009, the Distribution division focused on increasing distribution in suburban and rural areas, and increased outlet coverage by 10%.

Sales ↓39%	• to Rupiah 2,871 billion (US$277.4 million) from Rupiah 4,742 billion (US$488.9 million) • accounted for 7.8% (2008: 12.2%) of Indofood's consolidated sales • reflecting sales of dairy products which are booked in the CBP division, it accounted for approximately 80% of this division's sales in 2008
EBIT margin	• to 2.5% from 1.1% • reflecting lower fuel costs

The division will further leverage its distribution system for increasing penetration in rural areas. Internal controls will continue to ensure higher cost efficiency. Its sales force will enhance communication with the retail outlets to better understand and respond to customers' needs, while its team of merchandisers will ensure product visibility in retail outlets.

2010 Outlook

The Indonesian economy is expected to grow at a healthy pace, and the domestic demand for Indofood's products are expected to be strong as inflation remains at a manageable level. Indofood will focus on maximizing synergies within the group through the consolidation of the CBP business, enhancement of marketing strategies, increasing product visibility and penetration in rural areas, as well as further enhancement of product innovation capabilities and expansion of product categories.

On the Agribusiness side, the company is expected to commence sugar production in the second half of 2010 in conjunction with the completion of its South Sumatra sugar mill.

With three new entrants to the flour market in Indonesia, the competitive environment for Bogasari will be tough in 2010. It will continue to invest in brand equity and strengthen its customer relationships, while improving product quality and increasing efficiency in order to sustain its competitive advantage.

Reconciliation of Reported Results Between Indofood and First Pacific

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 10,349 (2008: 9,700) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Rupiah billions	**2009**	2008
Net income under Indonesian GAAP	**2,076**	1,034
Differing accounting and presentational treatments(i)		
– Reclassification of non-recurring items	**145**	(91)
– Gain/(loss) on changes in fair value of plantations	**206**	(310)
– Foreign exchange accounting	**54**	54
– Others	**63**	164
Adjusted net income under Hong Kong GAAP	**2,544**	851
Foreign exchange and derivative (gains)/losses(ii)	**(494)**	506
(Gain)/loss on changes in fair value of plantations(ii)	**(206)**	310
Indofood's net income as reported by First Pacific	**1,844**	1,667
US$ millions		
Net income at prevailing average rates for 2009: Rupiah 10,349 and 2008: Rupiah 9,700	**178.2**	171.9
Contribution to First Pacific Group profit, at an average shareholding of 2009: 50.1% and 2008: 50.9%	**89.2**	87.6

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:
- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 2009 of Rupiah 145 billion represents Rupiah 63 billion of taxes on a proposed spin off of the Consumer Branded Products businesses, Rupiah 53 billion of manpower rightsizing costs and Rupiah 29 billion impairment provision for various assets. Adjustment for 2008 of Rupiah 91 billion principally represents Rupiah 152 billion of gains from a reduction in deferred tax liabilities, partly offset by Rupiah 69 billion of manpower rightsizing costs.
- Gain/loss on changes in fair value of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on a historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the year.
- Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses have already been written off by First Pacific.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) and gain/loss on changes in fair value of plantations are excluded and presented separately.



PHILEX



Reported Net Income

-2%

Pesos 2.8 billion (US$59.2 million)



Share Price Performance


Pesos
20
18
16
14
12
10
8
6
4
2
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Feb 10

Ore Milled


Million tonnes
9.2
9.0
8.8
8.6
8.4
8.2
8.0
05
06
07
08
09

Operating Cost Per Tonne


Pesos
750
700
650
600
550
500
05
06
07
08
09

An analysis of Philex's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated to U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2009**	2008	% change	**2009**	2008	% change
Mining	**201.6**	217.3	-7.2	**44.1**	74.1	-40.5
Oil and gas	**2.6**	0.2	+1,200.0	**0.9**	(3.4)	–
Total	**204.2**	217.5	-6.1			
Segment Result				**45.0**	70.7	-36.4
Net interest income				**1.7**	2.2	-22.7
Share of profits less losses of associates and joint ventures				**(0.2)**	0.2	–
Profit Before Taxation				**46.5**	73.1	-36.4
Taxation				**(18.6)**	(10.5)	+77.1
Profit for the Year				**27.9**	62.6	-55.4
Minority interest				**2.0**	2.1	-4.8
Profit Attributable to Shareholders				**29.9**	64.7	-53.8
Pre-acquisition profit and consolidation adjustments [(i)]				**–**	(72.7)	–
Adjusted Post-acquisition Profit/(Loss)				**29.9**	(8.0)	–
Average shareholding (%)				**25.7**	20.0	–
Contribution to Group Profit/(Group Share of Loss)				**7.7**	(1.6)	–

(i) The Group acquired Philex on 28 November 2008. Therefore, its pre-acquisition profit is excluded from the calculation of its contribution to the Group.

Philex's contribution to the Group amounted to US$7.7 million compared to the Group's share of its one-month loss of US$1.6 million for 2008.

First Pacific Group made its initial investment in mining with the acquisition of a 20% economic interest in Philex in November 2008 and subsequently increased to 31.5% as at the end of 2009. In addition, First Pacific's Philippine affiliate, Two Rivers, held a 9.2% interest in Philex as at the end of 2009 and increased this to 15.1% in January 2010.

In terms of mineral endowment, the Philippines is ranked the third for gold and the fourth for copper in the world, with approximately 1.4% of its 9 million hectares of mineral land covered by mining permits. Philex is currently the largest mining company operating a gold-copper mine in the Philippines. It has been operating the Padcal Mine since 1958 which is the first underground block cave operation in the Far East. Philex's copper concentrate is shipped to the smelter Pan Pacific Copper Company Limited in Saganoseki, Japan. The Padcal Mine has a work force of 2,137, and its operating life has been extended to 2017 from 2014 based on the proved reserves of 74 million tonnes reported as of 30 June 2009.



Average Gold Price Per Ounce



US$
1,000
900
800
700
600
500
400
300
05
06
07
08
09

Average Copper Price Per Pound



US$
4
3
2
1
05
06
07
08
09



Total ore milled in 2009 amounted to 8.2 million tonnes at an average grade of 0.567 gram of gold and 0.228% copper per tonne, producing 119 thousand ounces of gold and 34 million pounds of copper which comprises approximately 56% and 41%, respectively, of mining revenue – all of which are denominated in U.S. dollars. For the year, the average realized price for gold was US$946 per ounce (2008: US$788 per ounce). Copper price was adversely impacted by the global economic downturn and remained low at US$2.24 per pound (2008: US$2.22 per pound).

As of 31 December 2009, Philex's cash was US$62.4 million and there were no outstanding bank loans.

Net income attributable to owners of the parent company ↓2.2%

- to Pesos 2,830 million (US$59.2 million) from Pesos 2,893 million (US$64.7 million)
- reflecting total ore milled of 8.2 million tonnes
- production volume of gold and copper declined to 119 thousand ounces from 145 thousand ounces and to 34 million pounds from 41 million pounds, respectively
- copper revenue declined 12.1% to Pesos 3,742 million (US$78.3 million) from Pesos 4,259 million (US$95.3 million) and gold revenue declined 4.8% to Pesos 5,108 million (US$106.8 million) from Pesos 5,364 million (US$120.0 million)
- recognition of Pesos 766 million (US$16.0 million) gain on negative goodwill arising on the acquisition of 50% interest in Boyongan
- the expiration of the income tax holiday for Padcal Mine

Operating costs and expenses ↑11%

- to Pesos 6,690 million (US$139.9 million) from Pesos 6,031 million (US$135.0 million)
- reflecting a 10% increase in production costs due to higher repair and maintenance costs for underground machineries and equipment
- a 56% rise in general and administrative expenses mainly due to the consolidation of Forum Energy Plc starting December 2008 and higher expense for stock-based compensation

Capital expenditure (including exploration costs) ↑67%

- to Pesos 2,322 million (US$48.6 million) from Pesos 1,394 million (US$31.2 million) due to increased drilling activities for the Silangan Project, mine development and acquisition of new machineries and equipment for the Padcal Mine

Net interest income ↓20%

- to Pesos 80 million (US$1.7 million) from Pesos 100 million (US$2.2 million)
- resulting from lower investment of free funds in short-term deposits

Net foreign exchange loss/gain

- to Pesos 69 million (US$1.4 million) loss from Pesos 238 million (US$5.3 million) gain
- reflecting principally the impact of the 3% appreciation of the Peso against the US$ denominated net monetary assets at the year end

Investments



In February 2009, Philex consolidated its interest in the Silangan Project by purchasing the remaining 50% equity interest held by Anglo American Exploration BV and Anglo American Exploration (Philippines) Inc. for a consideration of US$55 million.

In March 2009, Philex's acquisition of 14 million shares in Pitkin Petroleum Plc ("Pitkin") for US$14 million increased Philex's interest in Pitkin to 21%.

In July 2009, Philex consolidated full ownership in Philex Petroleum Corporation ("PPC") by acquiring the 49% interest of Anatolian Property BV in PPC for a consideration of US$3.6 million. PPC's principal investment is related to petroenergy through its interest in Pitkin, Forum Energy Plc ("FEP") and Petroenergy Resources Corporation.

Philex's wholly-owned subsidiary PPC acquired an additional 3.7% and 2.4% interest in FEP, a UK-based oil and gas exploration company, in November 2009 and February 2010, respectively. The transaction increased Philex Group's interest in FEP to 64.98%.

Silangan Project

Located in Surogao del Norte, Northern Mindanao in the Philippines, this project combines the development of the Boyongan and Bayugo deposits which comprise gold and copper metals.

Independent Resources Estimations ("IRES") of South Africa completed a pre-feasibility study on Boyongan in October 2008 and concluded that based on the assumptions used in their report, the Boyongan deposit is technically and financially feasible, with proven mineral reserves of 65.8 million tonnes containing 1.39 grams of gold and 0.87% copper per tonne.

The preliminary mineral resource estimates for Bayugo were completed in November 2009. IRES's technical report indicated mineral resources of 86 million tonnes with 0.88% of copper and 0.73 gram of gold per tonne. Drilling continues for the Silangan Project to define further the mineralization limits and to upgrade the Bayugo resource to measured from indicated.


BAYUGO
BOYONGAN



Listed below is the comparison between Padcal Mine and Silangan Project (based on the current status on the Silangan Project):

		Silangan Project		
	Padcal (as of December 2009)	Boyongan (as of October 2008)	Bayugo (as of November 2009)	
			Indicated	Inferred
Resources (million tonnes)	156	105*	86	33
Gold (gram/tonne)	0.50	0.98	0.73	0.63
Copper (%)	0.24	0.80	0.88	0.75
Proved Reserves (million tonnes)	69	66		
Gold (gram/tonne)	0.44	1.39	Drilling ongoing	
Copper (%)	0.22	0.87		

** Measured and indicated*

Hedging Positions

As of 31 December 2009, Philex has outstanding contracts for purchased gold put options totaling 73,500 ounces at an average strike price of US$812.84 per ounce for period from January 2010 with maturity up to December 2010.

The marked-to-market gain from foreign currency hedging contract which expired in September 2009 contributed Pesos 470 million (US$9.8 million) to the 2009 earnings (a reversal of the marked-to-market loss recognized in 2008).

Philex's unrealized marked-to-market gains or losses on gold and copper options contracts are non-cash in nature.

Environment Management

Approximately 2,090 hectares in the vicinity of the Padcal Mine have been reforested with over 7 million seedlings of various tree species. The Philex-Padcal Environmental Management System qualifies to ISO 14001 Certification for seven consecutive years. Since 1983, Philex and its subsidiary companies have received various awards for its environmental achievements.

Community Development

Philex's extensive Social Development and Management Program aims to improve the quality of life of the people affected by Philex's mining operations. Programs on health, education, livelihood, infrastructure development, information and education campaigns are being undertaken in partnership with the local communities, local government units, government agencies and the academy. Philex has received various awards on social development from the Department of Labor and Employment, Department of Health, Employers Confederation of the Philippines, Department of Environment & Natural Resources and Department of Interior and Local Government since 1991, and was named one of the 50 Model Communities in the World by the "We the Peoples' Organization" of the United Nations in 1995.


MEDICAL DENTAL HEALTH MISSION
PHILEX MINING CORPORATION
CAMP 1
MHO - TUBA

2010 Outlook

The current uncertain global financial environment remains a key factor on the stability of metal prices. The extension of the operating life of Padcal Mine to 2017 will continue to generate earnings whilst the development of the Silangan Project and the energy opportunities are pursued.

The Department of Energy has approved the conversion of Forum Energy's Geophysical Survey and Exploration Contract – the GSEC101 – in January 2010 into Service Contract 72 to explore the Sampaguita natural gas deposit in an area of 8,800 square kilometers west offshore of Palawan.

The Zamboanga coal mine of Brixton Energy & Mining Corporation is projected to start its commercial operation by the third quarter of 2010.

Reconciliation of Reported Results Between Philex and First Pacific

Philex's operations are principally denominated in peso, which averaged Pesos 47.81 (For the month of December 2008: Pesos 48.11) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to Philex's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	2009	2008
Net income under Philippine GAAP	**2,830**	2,893
Pre-acquisition profit(i)	**–**	(3,011)
Post-acquisition profit/(loss) under Philippine GAAP	**2,830**	(118)
Differing accounting and presentational treatments(ii)		
– Reclassification of non-recurring items	**(703)**	–
– Depreciation of revaluation increment of assets	**(636)**	(65)
– Revenue recognition regarding sale of mine products	**59**	(46)
– Others	**(283)**	12
Adjusted net income/(loss) under Hong Kong GAAP	**1,267**	(217)
Foreign exchange and derivative losses/(gains)(iii)	**164**	(169)
Philex's net income/(loss) as reported by First Pacific	**1,431**	(386)
US$ millions		
Net income/(loss) at prevailing average rates for 2009: Pesos 47.81 and December 2008: Pesos 48.11	**29.9**	(8.0)
Contribution to First Pacific Group (First Pacific's share of loss), at an average shareholding of 2009: 25.7% and December 2008: 20.1%	**7.7**	(1.6)

(i) The Group acquired Philex on 28 November 2008. Therefore, its pre-acquisition profit is excluded from the calculation of its contribution to the Group.

(ii) Differences in accounting treatments under Philippine GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:
- Reclassification of non-recurring items: Certain items, through occurrence or size are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2009 of Pesos 703 million principally represents a recognition of Pesos 766 million excess of the fair value over its acquisition cost as income in respect of Philex's acquisition of an additional 50% interest in the Silangan Project.
- Depreciation of revaluation increment of assets: A fair value assessment was performed at the date of acquisition of Philex and certain revaluation increment adjustments have been made to property, plant and equipment. The adjustment relates to the recognition of additional depreciation based on the revalued fair value of property, plant and equipment.
- Revenue recognition regarding sale of mine products: Philex recognizes revenue based on the production of mine products. HKAS 18 "Revenue" requires the recognition of revenue based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the products to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the products sold.
- Others: The adjustment principally relates to the accrual of withholding tax on Philex's net income in accordance with the requirements of HKAS 12 "Income Taxes".

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.



Chairman's Letter

Dear Shareholders

I referred last year to the recent focus of building our investment portfolio, and I am pleased to see that we are beginning to see good growth in our recent investments. I am increasingly confident that once the development plans for these investments have been completed, their value will be enhanced.

All our businesses have performed well in a challenging and volatile year. It is a credit to the breadth of our portfolio that we are able to report our fifth consecutive year of improved earnings.

Whilst PLDT's traditional business grew at a modest rate we are seeing very strong growth in its data and broadband businesses, in which the company with its extensive network is very well positioned to exploit. Consequently, PLDT was able to make a dividend payment of 100% out of its core earnings. Whilst the company will have to remain vigilant in light of competitive pressures and tightening margins, the strength of its management and marketing in particular should see a consistent performance in 2010.

MPIC's performance in 2009 showed immense improvement. Its water business showed further progress in potable water being delivered to more customers, and higher billed volume as a result of the diligent rollout of its capex program. The marketing initiatives for the tollroad business have also been applied with considerable focus and average daily traffic volume increasing to over 150,000 vehicles. This positions the business extremely well as tollways expansions are planned for the next few years. MPIC's investment activity during the year in size was focused on Meralco. With the recent consolidation of the company's interest in Meralco, with that of Piltel, in Beacon Electric Asset Holdings, Inc., I have the firm belief that we will see the Meralco's performance improve above the rise of its earnings this year. MPIC has a formidable portfolio of infrastructure businesses. With the additional management that is being recruited to reinforce the existing core, I am confident we will see further significant growth in earnings and value in 2010.

Indofood's complementary strategic business units were able to deliver its fifth consecutive year of good results. Whilst palm oil prices remained below the level of previous years, this adverse impact was offset with a robust performance of the consumer branded products business as consumer demand remained strong during the year. Brand recognition and value were very positive contributors, combined with lower inflation. The outlook for 2010 for our business remains positive with modest inflation and strong domestic demand. We will continue to expand our businesses through deepening our distribution in the rural area and enhancing our marketing strategies, as well as accelerating our planting program for oil palm plantations. The plan for listing PT Indofood CBP Sukses Makmur ("ICBP") is well underway with the completion of the internal restructuring. We believe this will further unlock Indofood's value and provide greater opportunities for ICBP to expand further.

Philex has contributed to the Company's performance this year in a significant way, and its future development remains linked to the new Silangan Project for gold and copper in Mindanao. It is encouraging to see that progress is being made in bringing the project forward to fruition.

First Pacific has continued to invest and increase its interest in the mining sector and in the power business as well. It is expected that this portfolio of assets will bring improved returns. The long term value enhancing characteristic of our portfolio will in due course, be complemented by an enhanced shareholders' value.

Sincerely



Anthoni Salim
Chairman

23 March 2010





Managing Director and Chief Executive Officer's Letter

To our Shareholders

Despite a rather unsettled year in the aftermath of the Wall Street collapse in late 2008, First Pacific was able to report another historic high recurring profit for 2009. All businesses within our portfolio either improved their performance over the previous year, or raised their contribution to First Pacific – in either case, benefitting our results for the entire year.

- PLDT recorded its seventh consecutive year of historic high core net income equivalent to Pesos 41.1 billion (US$859.7 million)
- MPIC's expanded portfolio of businesses resulted in a 4.9 times growth in core net income of Pesos 2,047 million (US$42.8 million)
- Indofood posted strong earnings following the robust performance from the consumer branded business – despite the lower crude palm oil and flour prices for 2009 compared with 2008
- Philex increased its contribution to First Pacific as metal prices recovered during the year and managed various production and milling challenges that were faced

This year has been headlined by the acquisition of a substantial equity interest in the dominant power distribution utility company in the Philippines: Meralco. MPIC and Piltel have decided to consolidate their respective interests in Meralco into Beacon Electric Asset Holdings, Inc. and will consequently manage their investments in Meralco through this jointly controlled investment vehicle. Beacon Electric will shortly hold 28.2% interest in Meralco and has an option to acquire a further 6.6%. Meralco's performance during 2009 proved to be encouraging, with core net income of Pesos 7.0 billion (US$146.5 million) versus Pesos 2.6 billion (US$58.3 million) in 2008. This improvement reflects a modest growth in volume of electricity delivered and the implementation of a Performance Based Rate increase which has been held in abeyance for quite some time.

First Pacific also increased its investment in Philex, the preeminent mining operator in the Philippines. Apart from its significant mine in Padcal, northern Philippines, Philex is moving forward with the development of a second mine in Surigao del Norte, northern Mindanao for gold and copper. As well, Philex is actively considering at other mining and petroleum-related assets as it seeks to develop greater scale in its operations.

During the year, PLDT continued to increase its subscriber number, with cellular subscribers reaching 41.3 million and broadband subscribers (fixed and wireless) growing to 1.6 million total as at year end. It will continue to deliver more data and ICT services across its many networks. Its capital management initiatives have enabled PLDT to declare a 100% payout of its core net income for the third consecutive year.

I reported last year that competition had become more intense such that subscribers have downgraded their service to the bucket priced packages, translating into lower ARPU. The competitive environment have meant that consumers – particularly the lower income customers – has more options available to them. This means that the marketing challenges for 2010 will be formidable.

MPIC entered the year with a strong portfolio of businesses and I am happy to note that in this full year of contribution from its water distribution, tollroad and healthcare businesses, all of them showed improved performance in line with or above expectations. Since the acquisition of Maynilad in 2007, a further 137,000 customers in the concession

First Pacific Share Price vs Hang Seng Index (HSI)



First Pacific
HK$
First Pacific
HSI
HSI
6
5
4
3
2
1
25,000
20,000
15,000
10,000
5,000
0
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Feb 10

area have been connected to the water network. Apart from increased customer count, non-revenue water as at year-end has declined to below 60%, and water usage per head has also risen. All this translated into increased volume of water delivered.

The tollroad business has seen daily vehicle volume improve to over 150,000 – largely as a result of marketing efforts addressed to the tourist traffic and commercial vehicles as fuel prices dipped, and economic activity picked up in the course of the year. The 2.7 kilometer long Segment 8.1 will be opened in May 2010 and this is expected to raise toll traffic further. Plans are being finalized for additional extensions to the network, comprising principally the Connector Road of some 26 kilometers in total, cutting through Metro Manila, and connecting the North with the South Expressway. I reported last year on the commencement of discussions in respect of a potential investment in the Skyway, in which MPIC already has a modest equity interest. Discussions on Skyway are continuing and the technical appraisal of the Connector Road is nearing finalization. Financing of these developments will require considerable funding and the indications of funding availability, whilst at an early stage, are looking promising.

Indofood's strength is in the breadth of its portfolio of businesses. The development of the consumer branded products portfolio, the brand development of its products and the expansion of its distribution network over the last few years encouraged growth in revenue and margins. This has more than offset the comparatively weaker Agribusiness performance in the face of lower CPO prices. We have still to realize in full economies and efficiencies from the integration of Lonsum and the impact of the changing consumer habits that will drive the enhancement of the Indolakto dairy businesses. With CPO prices recovering and the outlook for the Indonesian economy becoming more positive, consumer demand on Indofood's products is expected to remain strong. I am expecting another strong performance for Indofood in 2010.

Philex increased its contribution to First Pacific in 2009 despite a challenging last quarter, as ore and milling problems in the course of the year were finally managed. The Padcal Mine's life has been extended to 2017 because of improved gold and copper prices and additional resources identified, and has consequently provided a base to the business's value. Progress continues to be pushed in the Silangan Project. We anticipate that our mineral resource study will be released in respect of the Bayugo deposit in the second quarter of 2010. We continue to strengthen Philex such that in the future it is able to access other mining opportunities.

Looking ahead to 2010, our view of the Company's prospects is encouraging. I remain confident that our businesses will do well in the new year, and consider that they are reaching a stage of development that will see strong cash flows – with improving returns from higher dividend payouts. I am pleased that First Pacific itself has increased its dividend rate for the fourth consecutive year to 20% of Recurring Profit. Given our confidence in the future, and with promising positive cash flows from our business portfolio, First Pacific has committed to a dividend policy of at least 25% of the Recurring Profit commencing 2010 – coupled with the intention to a sustained share buyback program over the medium-term.

In closing, I would like to thank the shareholders most sincerely for their continued support, patience and constructive feedback to the Management. We look forward to reporting improved results in 2010.

Most cordially



Manuel V. Pangilinan
Managing Director and
Chief Executive Officer

23 March 2010





Board of Directors and Senior Executives

Board of Directors

Anthoni Salim
Chairman

Age 61, born in Indonesia. Mr. Salim graduated from Ewell County Technical College in London. He is the President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk, and holds positions as Commissioner and Director in various companies.

Mr. Salim serves on the Boards of Advisors of several multinational companies. He was a member of the GE International Advisory Board, and is currently a member of the Advisory Board of ALLIANZ Group, an insurance company based in Germany. He joined the Asia Business Council in September 2004.

Mr. Salim is the son of Soedono Salim. He has served as a Director of First Pacific since 1981 and assumed the role of Chairman in June 2003.

Manuel V. Pangilinan
Managing Director and Chief Executive Officer

Age 63, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from the University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the Company in 1981, was appointed Executive Chairman in February 1999 and re-assumed the role of Managing Director and CEO in June 2003.

Mr. Pangilinan also served as President and CEO of Philippine Long Distance Telephone Company (PLDT) since November 1998 and was appointed Chairman of PLDT in February 2004. He is the Chairman of Metro Pacific Investments Corporation, ePLDT, Inc., Smart Communications, Inc., Pilipino Telephone Corporation, Maynilad Water Services, Inc., Metro Pacific Tollways Corporation, Manila North Tollways Corporation, Philex Mining Corporation, Landco Pacific Corporation, MNH Port Incorporated, Medical Doctors, Inc. (Makati Medical Center), Davao Doctors, Inc. and Colinas Verdes Corporation (Cardinal Santos Medical Center), Mediaquest Holdings, Inc., and Associated Broadcasting Corporation (TV 5). Mr. Pangilinan is also the President Commissioner of PT Indofood Sukses Makmur Tbk and a Director of the Manila Electric Company (Meralco).

In May 2006, the Office of the President of the Philippines awarded Mr. Pangilinan the Order of Lakandula, rank of Komandante in recognition of his contributions to the country. He was named Management Man of the Year 2005 by the Management Association of the Philippines (MAP). Mr. Pangilinan was awarded Honorary Doctorates in Humanities by Holy Angel University in 2008, by Xavier University in 2007 and by San Beda College in 2002 in the Philippines. He was a member of the Board of Overseers of The Wharton School, University of Pennsylvania, and holds chairmanships in the Board of Trustees of Ateneo de Manila University and of San Beda College, non-profit organizations Philippine Business for Social Progress (PBSP) and the Philippine Business for Education (PBED). Mr. Pangilinan is also the President of the Samahang Basketbol Ng Pilipinas (the national association for basketball) and is Chairman of the Amateur Boxing Association of the Philippines (the national association for boxing).





Edward A. Tortorici
Executive Director

Age 70, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation.

Mr. Tortorici subsequently founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices in USA, Europe and Middle East.

In 1987 Mr. Tortorici joined First Pacific as an Executive Director for strategic planning and corporate restructuring, and launched the Group's entry into the telecommunications and technology sectors. Presently, he oversees corporate strategy for First Pacific and guides the Group's strategic planning and corporate development activities. Mr. Tortorici serves as a Commissioner of PT Indofood Sukses Makmur Tbk which is based in Indonesia; a Director of Metro Pacific Investments Corporation, Philex Mining Corporation, Maynilad Water Services, Inc. and Landco Pacific Corporation, companies located in the Philippines. He also serves as a Trustee of the Asia Society and the Metropolitan Museum of Manila.

Robert C. Nicholson
Executive Director

Age 54, born in Scotland. Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a Senior Partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the People's Republic of China.

Mr. Nicholson joined First Pacific's Board in June 2003 and was named an Executive Director in November 2003. He was a Senior Advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited and Pacific Basin Shipping Limited, a Non-executive Director of India Capital Growth Fund Limited (listed on the AIM market of the London Stock Exchange) since November 2005. Mr. Nicholson serves as a Commissioner of PT Indofood Sukses Makmur Tbk, and is a Director of Metro Pacific Investments Corporation, Philex Mining Corporation, Pitkin Petroleum Plc, Forum Energy Plc and Level Up! International Holdings Pte Ltd.



Board of Directors (continued)

Napoleon L. Nazareno
Non-executive Director

Age 60, born in the Philippines. Mr. Nazareno graduated in 1970 from the University of San Carlos in Cebu with a Bachelor of Science degree in Mechanical Engineering. He received a Master's degree in Business Management from the Asian Institute of Management (AIM) in 1973. He also took the INSEAD Executive Program at the European Institute of Business Administration in Fontainebleau, France in 1983.

In 1973, Mr. Nazareno worked as an Assistant Product Manager at the Flexible Packaging Division in Phimco Industries, Inc. and in 1981, he joined the international firm Akerlund & Rausing as Acting Production Manager. In 1989, he was named President and CEO of Akerlund & Rausing (Philippines). Mr. Nazareno served as President and CEO of Metro Pacific Corporation from 1995 to 1999.

In 1998, Mr. Nazareno became President and CEO of Pilipino Telephone Corporation (a cellular subsidiary of Smart Communications, Inc. (Smart)). He became President and CEO of Smart in 2000 and subsequently assumed the presidency at parent firm Philippine Long Distance Telephone Company in 2004, positions he continues to hold concurrently. Mr. Nazareno is a Director of Manila Electric Company, and also a board member of the GSM Association Worldwide since November 2004. He joined First Pacific's Board in 2008.

Professor Edward K.Y. Chen
GBS, CBE, JP
Independent Non-executive Director

Age 65, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Professor Chen is an Independent Non-executive Director of Asia Satellite Telecommunications and Wharf Holdings Limited, and a Non-executive Director of eBizAnywhere Technologies Limited. He was a trustee for Eaton Vance Management Funds. Formerly, Professor Chen served as President of Lingnan University from 1995 to 2007, and Professor and Director of the Centre of Asian Studies of the University of Hong Kong; Chairman of Hong Kong's Consumer Council; as an Executive Councillor of the Hong Kong Government; and as a Legislative Councillor. Professor Chen is now a Distinguished Fellow of the Centre of Asian Studies at the University of Hong Kong. Professor Chen joined First Pacific's Board in 1993.

Graham L. Pickles
Independent Non-executive Director

Age 53, born in Australia. Mr. Pickles holds a Bachelor of Business degree (majoring in accounting). He is a member of the Certified Practising Accountants of Australia, and is a Fellow of the Australian Institute of Directors. Mr. Pickles has significant experience in the distribution and technology sectors, running several distribution businesses in Asia and Australasia in the IT and telecommunications industries, over a career spanning more than 20 years.

Mr. Pickles serves as a Commissioner of PT Indofood Sukses Makmur Tbk and was appointed Chairman of Asia Pacific Brands India Limited in 2005. He was previously the CEO of Tech Pacific Holdings Limited, a wholly-owned subsidiary of First Pacific Company Limited until Tech Pacific was sold in 1997. Mr. Pickles was also a member of the executive committee of Hagemeyer N.V. in which First Pacific had a controlling interest until 1998. Mr. Pickles joined First Pacific's Board in 2004.

Sir David W.C. Tang
KBE, Chevalier de L'Ordre des Arts et des Lettres
Independent Non-executive Director

Age 55, born in Hong Kong. Sir David was educated locally and then Cambridge, London and Beijing, where he taught English and Philosophy at Peking University. Sir David is the founder of Shanghai Tang; the China Clubs in Beijing, Hong Kong and Singapore; China Tang in London and Pacific Cigars. He has been advisor or director to Blackstone, British Airways, Tommy Hilfiger and the Savoy Group of Hotels. Sir David joined First Pacific's Board in 1989.

Jun Tang
Independent Non-executive Director

Age 47, born in China. Mr. Tang holds a Bachelor of Physics, Master's degree of Electrical Engineering and a PhD in Computer Science in China, Japan and USA respectively. He is the President and CEO of Fujian New Huadu Industrial Group Company Limited and a Director of Hong Kong-listed Tsingtao Brewery Company Limited.

Mr. Tang was previously the President of Nasdaq-listed Shanda Interactive Entertainment Company Limited and the Honorary President of Microsoft China Company Limited. He served as the President of Microsoft China and the General Manager of Microsoft Global Technology Center from 1997 to 2002. Mr. Tang also served as the CEO of the Wicresoft, a joint venture company between Microsoft and the Shanghai government established in 2002. Mr. Tang joined First Pacific's Board in December 2009.



Ambassador Albert F. del Rosario
Non-executive Director

Age 70, born in the Philippines. The former Ambassador of the Republic of the Philippines to the United States of America from October 2001 to August 2006 earned his Bachelor's Degree in Economics at New York University. He is currently Chairman of Makati Foundation for Education, Philippine Stratbase Consultancy, Inc. and is President of Gotuaco, del Rosario Insurance Brokers, Inc., Philippine Telecommunications Investment Corporation. Ambassador del Rosario serves as Commissioner or Director in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, Philippine Long Distance Telephone Company, Metro Pacific Investments Corporation, Philex Mining Corporation, BusinessWorld Publishing Corporation, ABC Development Corporation (ABC 5), Metro Pacific Tollways Corporation, Metro Pacific Tollways Development Corporation, Manila North Tollways Corporation, Asia Insurance (Philippines) Corporation, Landco Pacific Corporation, Mediaquest Holdings, Inc., Philippine Cancer Society and is a member of the Board of Trustees or Governors of the International Graduate University, Washington, DC, and Asia Society's International Council. He also headed the development of Pacific Plaza Towers, Metro Pacific Corporation's signature project in Fort Bonifacio's Global City.

In September 2004, Ambassador del Rosario was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines. He is a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine democracy and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education. He was elevated to the Xavier Hall of Fame in New York City in 2006. Ambassador del Rosario joined First Pacific's Board in June 2003.

Sutanto Djuhar
Non-executive Director

Age 81, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in cement plants and real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Limited. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

Tedy Djuhar
Non-executive Director

Age 58, born in Indonesia. Mr. Djuhar received a Bachelor of Economics degree from the University of New England in Australia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

Ibrahim Risjad
Non-executive Director

Age 76, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indofood Sukses Makmur Tbk. He joined First Pacific's Board in 1981.

Benny S. Santoso
Non-executive Director

Age 52, born in Indonesia. Mr. Santoso graduated from Ngee Ann College in Singapore. He serves as a Commissioner of PT Indofood Sukses Makmur Tbk and PT Indosiar Karya Mandiri Tbk, a Director of PT Indocement Tunggal Prakarsa Tbk and a member of the Advisory Board of Philippine Long Distance Telephone Company. Mr. Santoso joined First Pacific's Board in June 2003.

Advisors

Soedono Salim
Honorary Chairman and Advisor to the Board

Age 95, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group.

Sudwikatmono
Advisor to the Board

Age 76, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk and holds board positions with a number of other Indonesian companies.

Senior Executives

Richard L. Beacher
Executive Vice President
Group Financial Controller

Age 51, born in United Kingdom. Mr. Beacher received a BA (Hons) in Economics and Accounting from University of Newcastle Upon Tyne, U.K. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Beacher moved to Hong Kong in 1984 with PriceWaterhouse and most recently served in financial positions with Hagemeyer Cosa Lieberman and latterly with Siemens Building Technologies as Global Business Line Controller. He joined First Pacific in 2006.

Maisie M.S. Lam
Executive Vice President
Group Human Resources

Age 55, born in Hong Kong. Ms. Lam received a Diploma from the Hong Kong Polytechnic University/Hong Kong Management Association. She joined First Pacific in 1983.

Joseph H.P. Ng
Executive Vice President
Group Finance

Age 47, born in Hong Kong. Mr. Ng received an MBA and a Professional Diploma in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Institute of Chartered Accountants in England and Wales. Mr. Ng joined First Pacific in 1988 from PriceWaterhouse's audit and business advisory department in Hong Kong. Prior to his appointment as Executive Vice President, Group Finance in May 2002, Mr. Ng was Group Treasurer of the First Pacific Group and served in several senior finance positions within the First Pacific Group.



Richard P.C. Chan
Vice President
Group Finance

Age 40, born in Hong Kong. Mr. Chan received a BBA (Hons) degree from the Hong Kong Baptist University and an MBA from the Chinese University of Hong Kong. He is a Certified Public Accountant (Practising), a CFA charterholder and a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has experience in auditing, accounting, finance and management spanning a diverse range of business activities. Mr. Chan joined First Pacific in 1996 from KPMG.

Sara S.K. Cheung
Vice President
Group Corporate Communications

Age 46, born in Hong Kong. Ms. Cheung received a BA in Business Economics from UCLA (University of California, Los Angeles) and an MBA from Southern Illinois University, Carbondale. She is responsible for investor relations, corporate communications and media relations. Ms. Cheung is a member of the National Investor Relations Institute and the Hong Kong Investor Relations Association. She joined First Pacific in 1997 from the Public Affairs department of Wharf Limited and Wheelock and Company Limited.

Nancy L.M. Li
Vice President
Company Secretary

Age 52, born in Hong Kong. Ms. Li received a BA from McMaster University in Canada and a MSc in Corporate Governance and Directorship from Hong Kong Baptist University. She is a Fellow of the Hong Kong Institute of Company Secretaries and The Institute of Chartered Secretaries & Administrators of Great Britain. Ms. Li joined First Pacific in 1987 from the Hong Kong Polytechnic University's academic secretariat. Prior to that, she worked in the company secretarial department of Coopers & Lybrand. Ms. Li was appointed as First Pacific's Company Secretary in May 2003.

Peter T.H. Lin
Vice President
Group Tax and Treasury

Age 40, born in Hong Kong. Mr. Lin received an MSc in Management Sciences and BSc in Economics and Statistics from the University of Southampton and Coventry University respectively. He is a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Tax Institute. Mr. Lin joined First Pacific in 1998 from KPMG where he was a Tax Manager specializing in Corporate Tax.





First Pacific's vision is to create long-term value in Asia and commensurate with this is the Company's longstanding commitment to improving the quality of life in communities in which they operate. The Group's extensive and award winning community service programs are being directed primarily toward education, environmental support, health, livelihood and emergency response. Some of the Group's corporate social responsibility-related ("CSR") activities are described below.

First Pacific Head Office focuses on supporting activities related to education and health, and donated over US$1 million in 2009. First Pacific and PLDT Hong Kong committed funds toward a 10-year scholarship program with the Hong Kong Lingnan University. First Pacific also made donations to the Faculty of Medicine of the University of Hong Kong and to the Ateneo de Manila University in the Philippines.

PLDT's Infoteach Outreach Program aims to empower public high school students and teachers and elementary teachers from all across the country the common precepts of internet and computer usage. Its tree planting project involved 18,500 trees in 2009. Its medical and dental project offered free consultation and medicines to over 7,000 people focused on the under-privileged in remote areas.





Typhoons caused serious flooding and landslides in the Northern part of the Philippines in 2009. PLDT-Smart Foundation's Relief Operations for typhoon victims included providing free phone calls, food, clothes and other necessities. The Foundation also helped set up the Philippine Disaster Recovery Foundation in partnership with the Philippine government to analyze the causes of flooding, repair and rehabilitate damaged sectors and the prevention of future disasters.

MPIC Foundation partnered with various charitable institutions for its major community service projects, which included cleaning up the coastal area along Anilao, Batangas. Its healthcare operations composed of Makati Medical Center and Cardinal Santos Medical Center deployed medical missions and its staff voluntarily distributed relief necessities to victims after the ravages of Typhoon Ondoy submerged a large portion of Metro Manila and displaced more than a million families. MPIC's Mano Amiga scholarship and assistance program offers high quality education opportunities to qualified and under-privileged candidates and improvement in school facilities.







stant Noodles

Indofood's educational program has awarded over 13,000 scholarships and a further 139 scholarships were granted in 2009. This program also builds and renovates schools and training centers to improve educational standards. The SUN Mobil Clinics provide nutritional services and education for women and children. Its empowerment program with local farmers and livestock breeders includes field training, horticulture technology improvements, business development funding and purchase commitments. Its Agribusiness group replanted 31 hectares of deforested land at Mt. Leuser, North Sumatra, as well as planting in East Kalimantan. Indofood's emergency response program served foods to the communities affected by the collapse of the Tanggul Situgintung dam at Tangerang, Banten and earthquakes in the areas of Pengalengan in West Java, West Sumatra and Jambi.

Philex provided technical and financial support for agroforestry, greenhouse farming, root crops production, and live-stock raising activities for the host and surrounding communities of its mine and exploration projects. Its Sto. Nino Hospital in Padcal Mine has provided free basic health services to approximately 8,000 patients from the host and neighboring communities. Philex's public infrastructure projects include concreting and improvement of farm-to-market roads and bridges, construction, installation of water tanks and pipelines, repair of canal and drainages, and improvement of the irrigation system. Philex also assisted in building schools, churches, waiting sheds, and other infrastructure in partnership with the local communities. The educational assistance program for Padcal Mine and Silangan Project provided scholarships to over 480 students and extended financial support for computer literacy and teachers' training programs in the local communities.

Philex's CSR programs are designed in close liaise with local government units and communities. The Padcal Mine has been implementing its Environmental Management System ("EMS") for seven years and has maintained its ISO 14001 Certification. The EMS includes reforestation, forest protection, ecological solid waste management and soil erosion control.

First Pacific Group companies will continue providing affordable and quality products and services, as well as playing their part in the community in which they operate their businesses.









Corporate Governance Report

Governance Framework

The Company is committed to building and maintaining high standards of corporate governance. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met all of the recommended best practices in the CG Code throughout the current financial year, except for the following:–

1. The appointment of Independent Non-executive Directors (INEDs) representing at least one-third of the board. During the year, the Company appointed an additional INED to the Board, which then increased the number of INEDs from three to four out of the current fourteen member board.
2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.
3. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

First Pacific Board considers that it functions effectively with the current Board and will consider the appointment of additional INED as and when it is considered necessary. In addition, the Company does not issue quarterly financial results based on our judgment that we should emphasize the quality, rather than the frequency of disclosure of financial information. Furthermore, we are concerned that quarterly reporting might lead investors and management to focus on short-term financial performance, possibly at the expense of longer term financial performance of the Company. The disclosure of details of remuneration payable to members of senior management on an individual and named basis would not provide, in our view, any pertinent information to the readers in assessing the performance of the Company.

Board of Directors

The Company is led and controlled through the Board of Directors which comprised 14 Directors as at 31 December 2009 and they are collectively responsible for promoting the success of the Company by directing and supervising the Company's affair. The Board of Directors has a balance of skill and experience appropriate for the requirements of the Group's businesses. At 31 December 2009, three of the Directors are Executive and eleven of the Directors are Non-executive, of whom four are Independent. The Company has received annual confirmations of independence from Mr. Graham L. Pickles, Prof. Edward K.Y. Chen, Sir David Tang and Mr. Jun Tang and considers them to be independent. Non-executive Directors have the same duties of care and skill and fiduciary duties as Executive Directors. The biographies of the Directors are set out on pages 46 to 49.

The Board of Directors usually meets formally at least four times a year to review operational performance and financial plans, monitors the implementation of strategy and any other significant matters that affect the operations of the Group, and approves matters specifically reserved to the Board of Directors for its decision. Dates of the regular board meetings are scheduled in the prior year (subject to amendment) to provide sufficient notice to Directors enabling them to attend. For special board meetings, reasonable notice is given. Directors are consulted as to matters to be included in the agenda for regular board meetings. Directors have access to the advice and services of the Company Secretary to ensure that Board procedures, and all applicable rules and regulations, are followed. Adequate and appropriate information, in the form of agendas, board papers and related materials, are prepared and provided to the Directors prior to the scheduled dates for the Board meetings in a timely manner. Minutes of the Board meetings and meetings of the Audit Committee, the Remuneration Committee, the Nomination Committee and other Board Committees are kept by the Company Secretary. Minutes are open for inspection at any reasonable time on reasonable notice by any Director.

Minutes of the Board meetings and Board Committee meetings have been recorded in sufficient details the matters considered by the Board and the Committees, decisions reached, including any concerns raised by the Directors or dissenting views expressed. Draft and final versions of minutes of the Board meetings and meetings of the Board Committees are sent to all Directors for their comments and records respectively within a reasonable time after the meeting. The Executive Directors, led by the Managing Director and Chief Executive Officer, are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of subsidiary and associated companies, at which operating strategies and policies are formulated and communicated.

The Company has established a policy enabling all Directors to seek independent professional advice in appropriate circumstances, at the Company's expense. The Board will provide separate independent professional advice to Directors to assist the relevant director or directors to discharge his/their duties to the Company as and when requested or necessary.

If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation of written resolutions or by a Committee (except an appropriate Board Committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. A majority of the Independent Non-executive Directors who, and whose associates, have no material interest in the transaction shall be present at such Board meeting.

Currently, Mr. Anthoni Salim is the Chairman of the Company and Mr. Manuel V. Pangilinan is the Managing Director and Chief Executive Officer of the Company. Accordingly, the roles of the chairman and chief executive officer of the Company are segregated and are not exercised by the same individual. The division of responsibilities between the chairman and the chief executive officer of the Company are set out in the First Pacific Code.

In accordance with the Company's bye-laws and the First Pacific Code, every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. A retiring Director shall be eligible for re-election at the AGM.

At the Company's 2009 AGM, Messrs. Anthoni Salim, Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad, who had been longest in office since their appointment, retired by rotation but being eligible, offered themselves for re-election. All the four Directors were re-elected as Directors of First Pacific, with Mr. Salim re-elected for a fixed term of not more than three years, commencing on the date of his re-election (being 3 June 2009) and ending on (1) the date of the Company's AGM to be held in 2012, or (2) 2 June 2012, or (3) the date on which each Director retires by rotation pursuant to the First Pacific Code and/or the bye-laws, whichever is the earlier. Messrs. Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad were re-elected as Directors of First Pacific for a fixed term of not more than one year, commencing on the date of their re-election (being 3 June 2009) and ending on (1) the date of the Company's AGM to be held in 2010 or (2) 2 June 2010.

As a decentralized organization in which local management have substantial autonomy to run and develop their businesses, the Group views well developed reporting systems and internal controls as essential. The Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- regular board meetings focusing on business strategy, operational issues and financial performance;
- active participation on the boards of subsidiary and associated companies;
- approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities;
- monitoring the compliance with applicable laws and regulations, and also with corporate governance policies;
- monitoring the quality, timeliness, and content of internal and external reporting; and
- monitoring risks and the effectiveness of internal controls.

During 2009, there were four Board meetings and six teleconferences and those Directors who attended the Board meetings and teleconferences are set out below.

	Number of Meetings Attended	
	Board	**Teleconference**
Chairman		
Anthoni Salim	2/4	0/6
Executive Directors		
Manuel V. Pangilinan, *Managing Director and CEO*	4/4	5/6
Edward A. Tortorici	4/4	6/6
Robert C. Nicholson	4/4	6/6
Non-executive Directors		
Ambassador Albert F. del Rosario	4/4	6/6
Benny S. Santoso	4/4	6/6
Napoleon L. Nazareno	4/4	6/6
Sutanto Djuhar	0/4	0/6
Tedy Djuhar	4/4	6/6
Ibrahim Risjad	1/4	0/6
Independent Non-executive Directors		
Graham L. Pickles	4/4	6/6
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	4/4	6/6
Sir David W.C. Tang, *KBE*	2/4	4/6
Jun Tang*	1/1	0/1

* Appointed as an Independent Non-executive Director on 11 December 2009

Audit Committee

The Audit Committee is currently composed of three Independent Non-executive Directors, with Mr. Graham L. Pickles, who possesses appropriate professional qualifications and experience in financial matters, acting as chairman of the Audit Committee. This is in compliance with Rule 3.21 of the Listing Rules.

The Audit Committee's written terms of reference, which describe its authority and duties, are regularly reviewed and updated by the Board of Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee also performs an independent review of the interim and annual Financial Statements.

The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and reviews the effectiveness of internal controls and risk evaluation. Special meetings are also convened, where appropriate, to review significant financial or internal control issues. During 2009, there were two Audit Committee meetings and those Audit Committee members who attended are set out below.

	Number of Meetings Attended
Graham L. Pickles	2/2
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	2/2
Sir David W.C. Tang, *KBE*	1/2

Remuneration Committee

The Remuneration Committee, which comprises Ambassador Albert F. del Rosario, Prof. Edward K.Y. Chen and Sir David Tang, has specific written terms of reference which deal clearly with its authority and duties. The terms of reference of the Remuneration Committee have included the specific duties set out in paragraphs B.1.3 (a) to (f) of the CG Code, with appropriate modifications where necessary.

The Remuneration Committee makes recommendations to the Board of Directors regarding the remuneration of the Executive Directors, senior executives and the fees and emoluments of Non-executive Directors based on advice from compensation and benefits consultants. No Director or any of his associates is involved in deciding his own remuneration. During 2009, one meeting of the Remuneration Committee was held and those Remuneration Committee members who attended are set out below.

	Number of Meetings Attended
Ambassador Albert F. del Rosario	1/1
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	1/1
Sir David W.C. Tang, *KBE*	0/1

Nomination Committee

The Nomination Committee, which comprises Mr. Anthoni Salim (who also acts as the chairman of it), Ambassador Albert F. del Rosario, Prof. Edward K.Y. Chen, Sir David Tang and Mr. Graham L. Pickles, has specific written terms of reference which deal clearly with its authority and duties. The terms of reference of the Nomination Committee have included the specific duties set out in paragraphs A.4.5 (a) to (d) of the CG Code, with appropriate modifications where necessary.

The Nomination Committee performs the following duties:

- reviews the structure, size and composition (including the skills, knowledge and experience) of the Board of Directors on a regular basis and makes recommendations to the Board of Directors regarding any proposed changes;
- establishes recruitment, selection and nomination strategies to attract the right individuals to become Executive or Non-executive Directors; and
- makes recommendations to the Board of Directors on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors.

The selection of individuals to become Executive or Non-executive Directors are based on assessment of their professional qualifications and experience. During 2009, one meeting of the Nomination Committee was held and those Nomination Committee members who attended are set out below.

	Number of Meetings Attended
Anthoni Salim	1/1
Ambassador Albert F. del Rosario	1/1
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	1/1
Graham L. Pickles	1/1
Sir David W.C. Tang, *KBE*	0/1

Independent Board Committee

Where there are matters involving connected or continuing connected transactions or other transactions, so far as required under the Listing Rules, an Independent Board Committee, comprising wholly the Independent Non-executive Directors, are established with specific written terms of reference which deal clearly with the Independent Board Committee's authority and duties and independent financial advisers will be appointed to provide advices to the Independent Board Committee. When appropriate, the Independent Board Committee will then advise shareholders on how to vote after considering advices (if any) from independent financial advisers.

Director's Service Contract

No Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Model Code for Securities Transactions

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code.

Financial Reporting

In order to enable the Directors to present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects to its shareholders, financial reports with adequate information and explanations are prepared by the Company's management to the Board of Directors on a timely and regular basis.

Directors' Responsibility for the Financial Statements

The Hong Kong Companies Ordinance requires the Directors to prepare Financial Statements for each financial year that give a true and fair view of the Company's state of affairs as at the end of the financial year and of its profit or loss for the year then ended. In preparing the Financial Statements, the Directors are required to:

- select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;
- state the reasons for any significant departure from the relevant accounting standards; and
- prepare the Financial Statements on a going concern basis, unless it is not appropriate to presume that the Company will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' Training

The Board was informed of updates of current Listing Rules, accounting practices and disclosure requirements as and when necessary.

Voting by Poll

The Company's shareholders are adequately informed of the procedures for and their rights to demand voting by poll in shareholders' meetings at which their approvals are sought through disclosure in the Company's circulars. All votings at general meetings are conducted by poll.

At the 2009 AGM, the chairman demanded a poll on all resolutions. The procedures for demanding a poll by the shareholders were incorporated in the AGM circulars sent to the shareholders in the time stipulated. Computershare Hong Kong Investor Services Limited, the Company's Hong Kong Branch Registrar, was engaged as scrutineer to ensure the votes were properly counted.

Remuneration Policy

Details of Directors' remuneration for the year are set out in Note 36(A) to the Financial Statements. The remuneration of senior executives, including Directors, consists of the following:

Salary and Benefits

Salary reflects an executive's experience, responsibility and market value. Increases are based on effective management of the Company and on increased responsibility. Benefits principally comprise housing allowance, educational support and health care, and are consistent with those provided by comparable companies.

Bonus and Long-term Incentives

Bonuses are based on the achievement of individual performance targets, and do not necessarily correlate with annual profit movements. Long-term incentives comprise monetary payments and/or share options that link reward to the achievement of pre-determined objectives. The value of the long-term incentive offered to each executive is related to job grade and contribution to the management of the business.

Fees

It is the Company's policy that it pays no fees to the Company's Executive Directors.

Pension Contributions

The Company operates defined contribution schemes, in respect of which contributions are determined on the basis of basic salaries and length of service.

Share Options

Share options are granted to certain Directors and senior executives as part of the long-term incentive arrangements. Details of the Company's share options granted to Directors and senior executives are set out in Note 36(D)(a) to the Financial Statements.

Communications with Shareholders

First Pacific encourages an active and open dialogue with all of its shareholders; private and institutional, large and small. The Board acknowledges that its role is to represent and promote the interests of the Company as a whole and that its members are accountable to shareholders for the performance and activities of the Company. As such First Pacific is always responsive to the views and requests of its shareholders.

The formal channels of communicating with shareholders are the annual and interim reports, press releases, published announcements, shareholders' circulars and the AGM. The annual and interim reports seek to communicate, both to shareholders and the wider investment community, developments in the Company's businesses. In addition, the annual report sets out strategic goals for the coming year and management's performance against predetermined objectives are reported and assessed. All of these initiatives are designed to better inform shareholders and potential investors about the Company's activities and strategic direction.

The AGM is the principal forum for formal dialogue with shareholders, where the Board is available to answer questions about specific resolutions being proposed at the meeting and also about the Group in general. In addition, where appropriate, the Company convenes an SGM to approve transactions in accordance with the Listing Rules and the Company's corporate governance procedures. These provide further opportunities for shareholders to comment and vote on specific transactions.

At the 2009 AGM, a separate resolution was proposed by the chairman in respect of each separate issue, including proposals relating to re-election of the retiring directors and the fixing of remuneration of the non-executive directors of the Company.

In order to promote effective communication, the Company also maintains a website (www.firstpacific.com) which includes past and present information relating to the Group and its businesses.

Connected and Continuing Connected Transactions

During the year, the Independent Non-executive Directors discussed with the Directors in relation to the following connected and continuing connected transactions and approved the disclosure of those transactions in the form of published announcements:–

- 6 January 2009: entering into of contracts involving provision of insurance services by connected persons of the Company to Indolakto on a continuing basis; and the revision of Indofood Insurance Annual Caps for the years from 2008 to 2010.
- 7 January 2009: entering into of two new construction contracts between Maynilad and DMCI group in 2008 with expiry dates in 2009, which were awarded in accordance with Maynilad's open and public bidding process.
- 23 February 2009: entering into of a new construction contract between Maynilad and DMCI group which was awarded in accordance with Maynilad's open and public bidding process.
- 25 March 2009: entering into of a framework agreement between Maynilad and DMCI group, covering the provision of construction services by DMCI group to Maynilad, and a lease agreement between Maynilad and DMCI Project Developers, Inc., covering a lease of premises.
- 17 April 2009: entering into of a Civil Works Contract between Manila North Tollways Corporation (MNTC) and Leighton Contractors (Asia) Limited – Philippine Branch; as well as a Fixed Operating Equipment Design, Supply and Installation Contract between MNTC and Egis Projects Philippines, Inc. (Egis) in respect of the development of a new tollway – Segment 8.1.
- 20 May 2009: revision of annual caps relating to the framework agreement between Maynilad and DMCI group for the year 2009.
- 24 June 2009: disposal of 17.0% interest in Landco Pacific Corporation by MPIC to AB Holdings Corporation.
- 17 July 2009: entering into of a System Upgrade Contract between MNTC and Egis.
- 20 July 2009: Discloseable and Connected Transactions relating to the deemed disposal of interest in MPIC arising from share subscription by Beneficial Trust Fund (BTF) of PLDT in MPIC; as well as acquisition of interest in Manila Electric Company by MPIC from BTF.
- 24 September 2009: revision of annual caps relating to the framework agreement between Maynilad and DMCI group for the years of 2009, 2010 and 2011.

I. Details of those continuing connected transactions relating to the Indofood Group, which are required to be specified by Rule 14A.45 of the Listing Rules are set out below:

A. Transactions relating to the Noodles Business of the Indofood Group

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009 (US$ millions)
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	
PT Indofood Sukses Makmur Tbk – Food Ingredient Division (ISM-FID)/PT Indofood CBP Sukses Makmur – Food Ingredient Division (ICBP-FID)	De United Food Industries Ltd. (DUFIL), an associate of Mr. Anthoni Salim	Sale and supply of ingredients and noodle seasonings from ISM-FID/ ICBP-FID to DUFIL for the production of instant noodles	28 March 2008	31 December 2010 (early terminated on 30 September 2009)	10.7
			1 October 2009	31 December 2010	
PT Ciptakemas Abadi (CKA)	DUFIL, an associate of Mr. Anthoni Salim	Sale and supply of packaging materials from CKA to DUFIL for the production of instant noodles	1 July 2008	31 December 2010	0.6
PT Indofood Sukses Makmur Tbk (ISM)	DUFIL, an associate of Mr. Anthoni Salim	Trademark licensing for the exclusive use by DUFIL of the "Indomie" trademark owned by ISM in the Nigerian market and provision of related technical services in connection with DUFIL's instant noodle manufacturing operations in Nigeria	30 November 2006	29 November 2010	3.5
ISM-FID/ICBP-FID	Pinehill Arabian Food Ltd. (Pinehill), an associate of Mr. Anthoni Salim	Sale and supply of noodle seasonings from ISM-FID/ICBP-FID to Pinehill	1 April 2008	31 December 2010 (early terminated on 30 September 2009)	28.8
			1 October 2009	31 December 2010	
CKA	Pinehill, an associate of Mr. Anthoni Salim	Sale and supply of packaging materials from CKA to Pinehill for the production of instant noodles	1 April 2008	31 December 2010	8.5
ISM	Pinehill, an associate of Mr. Anthoni Salim	Trademark licensing for the exclusive use by Pinehill of the "Indomie", "Supermi" and "Pop Mei" trademarks owned by ISM in the Saudi Arabian and Middle East markets	1 January 2006	31 December 2010 (Automatic extension upon expiry)	1.4
PT Prima Intipangan Sejati (PIPS)	Pinehill, an associate of Mr. Anthoni Salim	Technical services agreement whereby PIPS provides technical assistance to Pinehill in connection with the latter's instant noodle manufacturing operations in Saudi Arabian and the Middle East	1 January 2006	31 December 2010 (Automatic extension upon expiry)	3.0

Parties to the agreement/arrangement						Transaction amount for the year ended 31 December 2009
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	Period covered by the agreement/arrangement			(US$ millions)
			From	To		
ISM-FID/ICBP-FID	Salim Wazaran Brinjikji Ltd. (SAWAB), an associate of Mr. Anthoni Salim	Sale and supply of noodle seasonings from ISM-FID/ICBP-FID to SAWAB	1 July 2008	31 December 2010 (early terminated on 30 September 2009)		0.1
			1 October 2009	31 December 2010		
CKA	SAWAB, an associate of Mr. Anthoni Salim	Sale and supply of packaging materials from CKA to SAWAB for the production of instant noodles	1 July 2008	31 December 2010		1.0
ISM	SAWAB, an associate of Mr. Anthoni Salim	Trademark licensing for the non-exclusive use by SAWAB of the "Indomie" trademark owned by ISM in the Syrian Arab Republic market	1 July 2008	31 December 2010		0.4
ISM	SAWAB, an associate of Mr. Anthoni Salim	Technical services agreement whereby ISM provides technical assistance to SAWAB in connection with the latter's instant noodle manufacturing operations in the Syrian Arab Republic market	1 July 2008	31 December 2010		0.4
ICBP-FID	Sudan Joint Venture	Sale and supply of noodle seasonings from ICBP-FID to Sudan Joint Venture		No specific agreement signed due to postponement of the project		–
CKA	Sudan Joint Venture	Sale and supply of packaging materials from CKA to Sudan Joint Venture for the production of instant noodles in the Sudan market		No specific agreement signed due to postponement of the project		–
ISM	Sudan Joint Venture	Trademark licensing for the non-exclusive use by Sudan Joint Venture of the "Indomie" trademark owned by ISM in the Sudan market		No specific agreement signed due to postponement of the project		–
ISM	Sudan Joint Venture	Technical services agreement whereby ISM provides technical assistance to Sudan Joint Venture in connection with the latter's instant noodle manufacturing operations in the Sudan market		No specific agreement signed due to postponement of the project		–

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	(US$ millions)
ICBP-FID	Salim Wazaran Abu Elata Co. (SAWATA), an associate of Mr. Anthoni Salim	Sale and supply of noodle seasonings from ICBP-FID to SAWATA in the Egypt market	–	–	–
CKA	SAWATA, an associate of Mr. Anthoni Salim	Sale and supply of packaging materials from CKA to SAWATA for the production of instant noodles	2 March 2009	31 December 2010	0.5
ISM	SAWATA, an associate of Mr. Anthoni Salim	Trademark licensing for the non-exclusive use by SAWATA of the "Indomie" trademark owned by ISM in the Egypt market	16 April 2009	31 December 2010	0.0
ISM	SAWATA, an associate of Mr. Anthoni Salim	Technical services agreement whereby ISM provides technical assistance to SAWATA in connection with the latter's instant noodle manufacturing operations in the Egypt market	16 April 2009	31 December 2010	0.0
ICBP-FID	Salim Wazaran Hilaby Co. (SAWAHI), an associate of Mr. Anthoni Salim	Sale and supply of noodle seasonings from ICBP-FID to SAWAHI	–	–	–
CKA	SAWAHI, an associate of Mr. Anthoni Salim	Sale and supply of packaging materials from CKA to SAWAHI for the production of instant noodles	–	–	–
ISM	SAWAHI, an associate of Mr. Anthoni Salim	Trademark licensing for the non-exclusive use by SAWAHI of the "Indomie" trademark owned by ISM in the Yemen market	–	–	–
ISM	SAWAHI, an associate of Mr. Anthoni Salim	Technical services agreement whereby ISM provides technical assistance to SAWAHI in connection with the latter's instant noodle manufacturing operations in the Yemen market	–	–	–
Aggregated transactions amount					**58.9**

B. Transactions relating to the Plantations Business of the Indofood Group

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	(US$ millions)
PT Salim Ivomas Pratama (SIMP)	PT Adithya Suramitra (ADS), an associate of Mr. Anthoni Salim	SIMP has entered into a 20-year lease contract with ADS for the use of land property which is the factory site of SIMP	1 June 1996	31 May 2016	0.1
SIMP and its subsidiaries	PT Sarana Tempa Perkasa (STP), an associate of Mr. Anthoni Salim	STP provides pumping services to SIMP and its subsidiaries to load crude palm oil (CPO) and its derivative products to the shipping vessels	2 January 2008 30 April 2008	31 December 2010 31 December 2010	0.4
PT Gunta Samba (GS)	PT Rimba Mutiara Kusuma (RMK), an associate of Mr. Anthoni Salim	GS purchases spare parts from RMK	1 July 2008	31 December 2010	–
GS	RMK, an associate of Mr. Anthoni Salim	GS leases heavy equipment from RMK	1 July 2008	31 December 2010	0.4
GS	RMK, an associate of Mr. Anthoni Salim	GS rents office space from RMK	1 July 2008	31 December 2010	0.1
PT Multi Pacific International (MPI)	RMK, an associate of Mr. Anthoni Salim	MPI leases heavy equipment from RMK	1 July 2008	31 December 2010	0.1
PT Sarana Inti Pratama (SAIN)	PT Mentari Subur Abadi (MSA), an associate of Mr. Anthoni Salim	SAIN sells seedlings to MSA to be used for its operations	1 July 2008	31 December 2010	0.3
SAIN	PT Swadaya Bhakti Negaramas (SBN), an associate of Mr. Anthoni Salim	SAIN sells seedlings to SBN to be used for its operations	1 July 2008	31 December 2010	0.1
SAIN	PT Agrosubur Permai (ASP), a 99.51% owned subsidiary of MSA	SAIN sells seedlings to ASP to be used for its operations	1 July 2008	31 December 2010	–
SAIN	GS, a 99.99% owned subsidiary of MCP	SAIN sells seedlings to GS to be used for its operations	1 July 2008	31 December 2010	–
SAIN	MPI, a 99.97% owned subsidiary of MCP	SAIN sells seedlings to MPI to be used for its operations	1 July 2008	31 December 2010	–
SAIN	MSA, an associate of Mr. Anthoni Salim	SAIN provides research services to MSA in connection with its operations	1 July 2008	31 December 2010	0.0

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	(US$ millions)
SAIN	SBN, an associate of Mr. Anthoni Salim	SAIN provides research services to SBN in connection with its operations	1 July 2008	31 December 2010	0.0
SAIN	ASP, a 99.51% owned subsidiary of MSA	SAIN provides research services to ASP in connection with its operations	1 July 2008	31 December 2010	–
SIMP	MSA and ASP	SIMP extends financial assistance to MSA and ASP (maximum 60% portion from total shareholders' loan and corporate guarantee)	1 July 2008	31 December 2010	27.0
SIMP	SBN, an associate of Mr. Anthoni Salim	SIMP extends financial assistance to SBN (maximum 60% portion from total shareholders' loan and corporate guarantee)	1 July 2008	31 December 2010	5.9
SIMP	PT Mega Cipta Perdana (MCP), MPI and GS	SIMP extends financial assistance to MCP/MPI/GS (maximum 60% portion from total shareholders' loan and corporate guarantee)	1 July 2008	31 December 2010	38.0
GS	MPI, a 99.97% owned subsidiary of MCP	GS will sell agronomy material to MPI	1 July 2008	31 December 2010	–
MPI	GS, a 99.99% owned subsidiary of MCP	MPI will sell agronomy material to GS	1 July 2008	31 December 2010	–
GS	RMK, an associate of Mr. Anthoni Salim	GS will buy heavy equipment from RMK	1 July 2008	31 December 2010	–
GS	RMK, an associate of Mr. Anthoni Salim	GS will buy building materials from RMK	1 July 2008	31 December 2010	–
MPI	RMK, an associate of Mr. Anthoni Salim	MPI will buy building materials from RMK	1 July 2008	31 December 2010	–
MPI	RMK, an associate of Mr. Anthoni Salim	MPI will buy spare parts from RMK	1 July 2008	31 December 2010	–

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	(US$ millions)
PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (LSIP)	MSA, an associate of Mr. Anthoni Salim	LSIP sells seedlings and fresh fruit bunches to MSA for its operations	1 July 2008	31 December 2010 (early terminated on 31 August 2009)	0.0
			1 September 2009	31 December 2010	
LSIP	SBN, an associate of Mr. Anthoni Salim	LSIP will sell seedlings to SBN, which will be used for its operations	1 July 2008	31 December 2010	–
LSIP	ASP, a 99.51% owned subsidiary of MSA	LSIP will sell seedlings to ASP, which will be used for its operations	1 July 2008	31 December 2010	–
LSIP	GS, a 99.99% owned subsidiary of MCP	LSIP will sell seedlings to GS, which will be used for its operations	1 July 2008	31 December 2010	–
LSIP	MPI, a 99.97% owned subsidiary of MCP	LSIP will sell seedlings to MPI, which will be used for its operations	1 July 2008	31 December 2010	–
SIMP	PT Laju Perdana Indah (LPI), an associate of Mr. Anthoni Salim	SIMP extends financial assistance to LPI (maximum 60% portion from total shareholders' loan and corporate guarantee)	1 August 2008	31 December 2010	34.8
LPI	PT Indotek Konsultan Utama, (IKU), an associate of Mr. Anthoni Salim	IKU provide consultancy services to LPI on specific technical aspect in respect of project development	1 July 2008	31 December 2010	0.0
Aggregated transactions amount					**107.2**

C. Transactions relating to the Other Packaging Business of the Indofood Group

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	(US$ millions)
PT Surya Rengo Containers (SRC)	PT Pepsi Cola Indobeverages (PCI), an associate of Mr. Anthoni Salim	SRC sells carton box to PCI for product packaging	23 May 2008	31 December 2010 (Automatic extension for three years upon expiry)	1.0
CKA	PCI, an associate of Mr. Anthoni Salim	CKA sells lid cups to PCI for product packaging	23 May 2008	31 December 2010 (Automatic extension for three years upon expiry)	0.0
Aggregated transactions amount					**1.0**

D. Transactions relating to the Distribution Business of the Indofood Group

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009 (US$ millions)
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/ arrangement	From	To	
PT Indomarco Adi Prima (IAP)	PT Lion Superindo (LS), an associate of Mr. Anthoni Salim	IAP distributes various consumer products to LS	23 May 2008	31 December 2010 (Automatic extension for three years upon expiry)	7.5
IAP*	PT Buana Distrindo (BD), an associate of Mr. Anthoni Salim	As a sub-distributor of BD, IAP purchases Pepsi products in can and PET packaging for sale to trade outlets in Indonesia	23 May 2008	31 December 2010 (Automatic extension for three years upon expiry)	16.0
PT Putri Daya Usahatama (PDU)	LS, an associate of Mr. Anthoni Salim	PDU distributes various consumer products to LS	26 May 2008	31 December 2010 (Automatic extension for three years upon expiry)	0.8
Aggregated transactions amount					**24.3**

* Includes PT Tristara Makmur which merged with IAP in 2009

E. Transactions relating to the Snack Food Business of the Indofood Group

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009 (US$ millions)
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	
ICBP-FID	SAWAB, an associate of Mr. Anthoni Salim	ICBP-FID supplies ingredients and seasoning to SAWAB, which are used for the snack food products.	–	–	–
CKA	SAWAB, an associate of Mr. Anthoni Salim	CKA supplies packaging material to SAWAB, which are used for the manufacture of snack food products.	23 May 2008	31 December 2010	–
ISM	SAWAB, an associate of Mr. Anthoni Salim	ISM provides technical assistance services to SAWAB in connection with its snack food manufacturing operations.	1 April 2009	31 May 2009	0.2
Aggregated transactions amount					**0.2**

F. Transactions relating to the Insurance Policies of the Indofood Group

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	(US$ millions)
ISM and subsidiaries	PT Asuransi Central Asia (ACA), an associate of Mr. Anthoni Salim	ISM and subsidiaries takes out insurance policies with ACA	Property all risks and earthquake: 14 March 2008	31 December 2010	2.9
			Vehicles: 14 March 2008	31 December 2010	
			Marine cargo: 14 January 2008	31 December 2010	
ISM and subsidiaries	PT Central Asia Raya (CAR), an associate of Mr. Anthoni Salim	ISM and subsidiaries takes out insurance policies with CAR and CAR provides services for health insurance medical claim for ISM and subsidiaries.	8 April 2008	31 December 2010	0.4
ISM and subsidiaries	PT Indosurance Broker Utama (IBU), an associate of Mr. Anthoni Salim	ISM and subsidiaries takes out insurance policies with IBU	9 June 2008	31 December 2010	0.1
Aggregated transactions amount					**3.4**

II. Details of those continuing connected transactions entered into between Manila North Tollways Corporation (MNTC) and Leighton Contractors (Asia) Limited, Philippine Branch (Leighton) and Egis Projects Philippines, Inc. (Egis), which are required to be specified by Rule 14A.45 of the Listing Rules are set out below:

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009 (US$ millions)
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	
MNTC	Leighton#, a 99.9% owned subsidiary of Leighton Asia Limited, which is a 16.5% shareholder of MNTC	Leighton provides civil construction works to MNTC in relation to Segment 8.1 of a 2.7-kilometer roadway construction program of MNTC	14 April 2009	6 June 2010	30.3
MNTC	Egis, a 100% owned subsidiary of Egis Projects S.A., which is a 13.9% shareholder of MNTC	Egis provides fixed operating equipment design, supply and installation services to MNTC in relation to Segment 8.1 of a 2.7-kilometer roadway construction program of MNTC	27 March 2009	5 June 2010	3.1
MNTC	Egis, a subsidiary of Egis Projects S.A.	Egis provides services to modify and upgrade MNTC's Plaza Computer System Servers and Central Toll Computer System's Account Management System of the NLEX Toll Collection System	29 May 2009	13 October 2009	0.3
Aggregated transactions amount					**33.7**

Leighton ceased to be a connected party after disposal of its interest in MNTC at the end of 2009.

III. Details of those continuing connected transactions entered into between Maynilad Water Services Inc. (Maynilad) and DMCI Holdings Inc. (DMCI), which are required to be specified by Rule 14A.45 of the Listing Rules are set out below:

Parties to the agreement/arrangement					Transaction amount for the year ended 31 December 2009 (US$ millions)
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	Period covered by the agreement/arrangement From	To	
Maynilad	D.M. Consunji, Inc. (DMCIC), a subsidiary of DMCI, which is a 45% shareholder of DMCI-MPIC Water Co. Inc. (DMWC), the holding company of Maynilad	DMCIC provides construction services in respect of the proposed pipe replacement of 1400mm steel pipe at Quirino Avenue, including acquisition of permits and licences, supply of labor, equipment and materials	24 March 2009	19 September 2009	2.8
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed construction of New Villamor Pumping Station and Reservoir located in Villamor Air Base, Pasay	1 June 2009	6 May 2010	10.0
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed pipelaying of 1400mm DIP, with 2 bridge crossings, along coastal road (Package 2)	26 November 2009	24 May 2010	3.3
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed construction of 100MLD Water Treatment Plant in Putatan Muntinlupa City	30 April 2009	28 September 2010	12.2
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed construction of new PAGCOR pumping station and reservoir	14 December 2009	8 November 2010	12.6
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed 1000mm SP Trenchles pipelaying by Tunnel Boring Machine Method (Package 1a)	26 November 2009	24 May 2010	1.1
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed valve insertion and replacement at various locations	11 February 2009	10 July 2009	2.0
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed valve insertion and replacement at various locations	20 July 2009	16 December 2009	2.0

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	(US$ millions)
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed hauling and disposal of existing sludge at Ayala Treatment plant (Putatan 100 mld Water Treatement Plant Expansion Project (emergency work)	18 May 2009	1 June 2009	0.1
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the leak repair of 450mm sewerline along Binondo, Manila (emergency work)	24 March 2009	24 April 2009	0.0
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the leak repair of 1050mm water pipe line (emergency work)	10 April 2009	10 May 2009	0.0
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of exploration, cut and plug works (emergency work)	5 April 2009	5 June 2009	0.1
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed installation of 200mm pipe looping (emergency work)	30 April 2009	30 May 2009	0.1
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the extraction of South Radial Gate of La Mesa Treatment Plant 1 (emergency work)	24 March 2009	24 April 2009	0.1
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed relocation of existing in-line booster to be affected by the construction of MRT station (emergency work)	4 September 2009	18 December 2009	0.3
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed retrieval and relocation of the Fullbore Flowmeter at the existing mainline affected by the construction of MRT station (emergency work)	6 November 2009	25 January 2010	0.0
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of emergency repair of South Radial Gate at La Mesa Treatment Plant 1 (Phase 2) (emergency work)	28 August 2009	9 September 2009	0.0

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2009
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	(US$ millions)
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of emergency pipe realignment of 300mm watermain affected by the MRT-LRT construction at EDSA-Monumento Circle under South Caloocan (emergency work)	4 September 2009	5 November 2009	0.0
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of emergency upgrading and hoisting frame and mechanism of South Radial Gate at LWTP No. 1 (emergency work)	16 October 2009	15 January 2010	0.1
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of the proposed 400mm primary line along Smokey St., Cavite (emergency work)	25 September 2009	25 February 2010	0.2
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of emergency repair of sewerline along Zamora St., Pandacan (emergency work)	4 September 2009	3 December 2009	0.1
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of emergency repair of sewerline along Zamora St., Pandacan (Phase 2) (emergency work)	2 October 2009	31 December 2009	0.1
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of emergency repair of leaking 1050mm water pipe line of Espiritu Pumping Station (emergency work)	4 September 2009	31 December 2009	0.1
Maynilad	DMCIC, a subsidiary of DMCI	DMCIC provides construction services in respect of emergency repair of Ayala Treatment Plant caused by Typhoon Ondoy (emergency work)	28 September 2009	25 February 2010	0.2
Mayniland	DMCI Project Developers, Inc. (DMCIPD), a subsidiary of DMCI	DMCIPD leases to Maynilad an office space, together with twelve parking units, located at 1321 Apolinario Street, Barangay Bangak, Makati City	1 February 2009	31 January 2012	0.1
Aggregated transactions amount					**47.6**

Each of the above continuing connected transactions relating to Indofood group, MNTC and Maynilad respectively has been subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

In respect of the financial year ended 31 December 2009, the Independent Non-executive Directors of the Company have concluded that each continuing connected transaction has been entered into:

- in the ordinary and usual course of business of the Company;
- either on normal commercial terms or, in those instances where there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to Indofood group, MNTC and Maynilad than terms available to or from (as appropriate) independent third parties;
- in accordance with the relevant agreement governing them, or the relevant written memorandum recording their terms, subject to an exception set out below, as referred to in the letter from Ernst & Young referred to below; and
- on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Ernst & Young has provided a letter to the Board (with a copy to SEHK) regarding their factual finding procedures as agreed and confirming that, subject to an exception which has been drawn to the attention of the Board, the continuing connected transactions have been carried out in the manner stated in Rule 14A.38 of the Listing Rules. The exception contained in Ernst & Young's letter related to the granting of an extension of payment terms to a connected party in settlement of invoices.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Group and reviewing its effectiveness through the Audit Committee.

In addition, during the year ended 31 December 2009, the Audit Committee reviewed and advised that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.
- There are processes in place for identifying, evaluating and managing the material business risks faced by the Group. Such processes are incorporated in all the Group's businesses.

Liquidity and Financial Resources

Net Debt and Gearing

(A) *Head Office Net Debt*

The decrease in net debt is mainly attributable to the proceeds from the Company's rights issue and dividends received from PLDT and Indofood, partly offset by payments for additional investments in Philex. The Head Office's borrowings at 31 December 2009 comprise bank loans of US$875.0 million (with an aggregated face value of US$886.3 million) which are due for repayment between November 2010 and November 2013 and other loans of US$46.4 million (with a total face value of US$46.4 million) of which US$45.5 million is repayable in 2010.

Changes in Head Office Net Debt

US$ millions	Borrowings	Cash and cash equivalents	Net debt
At 1 January 2009	784.4	(53.1)	731.3
Movement	137.0	(216.6)	(79.6)
At 31 December 2009	**921.4**	**(269.7)**	**651.7**

Head Office Cash Flow

US$ millions	**2009**	2008
Net cash inflow from operating activities	**183.9**	177.3
Net investments	**(299.1)**	(352.5)
Financing activities		
– Proceeds from rights issue, net	**277.1**	–
– Net borrowings	**89.1**	138.9
– Repayment from/(advances to) subsidiary companies, net	**6.0**	(46.0)
– Proceeds from the issue of shares upon the exercise of share options	**0.8**	1.6
– Dividends paid	**(41.2)**	(45.2)
– Repayments from a joint venture	**–**	76.0
– Repurchase of shares	**–**	(10.1)
Increase/(Decrease) in Cash and Cash Equivalents	**216.6**	(60.0)

(B) *Group Net Debt and Gearing*

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

US$ millions	**Net debt[i] 2009**	**Total equity 2009**	**Gearing (times) 2009**	Net debt[i] 2008	Total equity 2008	Gearing (times) 2008
Head Office	**651.7**	**1,808.3**	**0.36x**	731.3	1,558.3	0.47x
MPIC	**706.1**	**1,303.6**	**0.54x**	483.0	416.4	1.16x
Indofood	**1,361.7**	**2,022.6**	**0.67x**	1,306.5	1,479.2	0.88x
Group adjustments[ii]	**-**	**(1,095.4)**	**-**	-	(1,078.7)	-
Total	**2,719.5**	**4,039.1**	**0.67x**	2,520.8	2,375.2	1.06x

Associated

US$ millions	**Net debt/(cash) 2009**	**Total equity 2009**	**Gearing (times) 2009**	Net debt/(cash) 2008	Total equity 2008	Gearing (times) 2008
PLDT	**1,309.0**	**2,145.6**	**0.61x**	846.5	2,251.0	0.38x
Philex	**(62.4)**	**386.4**	**-**	(140.4)	283.1	-

(i) Includes pledged deposits and restricted cash

(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's retained earnings and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing decreased principally because of a growth of its equity as a result of the proceeds from the rights issue. MPIC's gearing decreased principally due to a growth of its equity as a result of MPIC's issuance of shares in respect of (a) its public offering and (b) for the purchase of Meralco shares, coupled with the conversion of First Pacific's advances into equity, despite a higher net debt level. Indofood's gearing decreased principally because of a growth of its equity mainly as a result of its profit recorded for the year. PLDT's gearing increased as new borrowings were used to finance capital expenditure and investments, coupled with increased dividend payment which reduced total equity. Philex's net cash reduced principally because of payments for capital expenditure and the acquisition of an additional 50% interest in the Silangan Project.

The Group's gearing improved to 0.67 times level principally because of a growth of its equity as a result of the proceeds from the Company's rights issue and MPIC's issuance of new shares and its profit recorded for the year.

Net Debt and Gearing


Net debt
US$ billions
Gearing
(times)
3.0
2.5
2.0
1.5
1.0
0.5
0
1.2
1.0
0.8
0.6
0.4
0.2
0
08
09
— Gearing (times)
Net debt
31 December 2009
31 December 2008

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

	Carrying amounts		Nominal values	
US$ millions	**2009**	2008	**2009**	2008
Within one year	**829.7**	1,207.0	**830.4**	1,207.3
One to two years	**764.5**	110.4	**775.5**	111.6
Two to five years	**1,408.2**	1,311.3	**1,412.9**	1,321.4
Over five years	**682.9**	530.0	**692.9**	538.7
Total	**3,685.3**	3,158.7	**3,711.7**	3,179.0

The change in the Group's debt maturity profile at 31 December 2009 principally reflects (a) the issuance of 5-year Rupiah bonds totaling Rupiah 2.1 trillion (US$219.4 million) and Islamic Lease-based bonds of Rupiah 278 billion (US$29.6 million) due between June 2014 and November 2014 by Indofood and its subsidiary company, PT Salim Ivomas Pratama (SIMP), and other long-term borrowings arranged by Indofood to refinance its short-term borrowings and (b) MPIC's new borrowings of Pesos 11.2 billion (US$242.4 million) which mature in 2018 and (c) Head Office's new borrowings of US$250 million of which US$200 million mature between May 2011 and November 2011 (and US$50 million mature in November 2010) to finance its additional investments in Philex and refinancing of its short-term borrowings.

Associated

	PLDT				Philex			
	Carrying amounts		Nominal values		Carrying amounts		Nominal values	
US$ millions	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Within one year	**275.3**	315.9	**278.5**	318.3	**-**	85.0	**-**	85.0
One to two years	**232.3**	155.8	**265.1**	158.8	**-**	-	**-**	-
Two to five years	**1,079.4**	559.8	**1,125.6**	565.1	**-**	-	**-**	-
Over five years	**551.4**	523.9	**552.7**	609.5	**-**	-	**-**	-
Total	**2,138.4**	1,555.4	**2,221.9**	1,651.7	**-**	85.0	**-**	85.0

The change in PLDT's debt maturity profile at 31 December 2009 principally reflects new borrowings arranged to finance capital expenditure and investments.

Maturity Profile of Consolidated Debt 2009


18%
23%
21%
38%

	US$ millions
Within one year	829.7
One to two years	764.5
Two to five years	1,408.2
Over five years	682.9
Total	**3,685.3**

Maturity Profile of Consolidated Debt 2008


17%
38%
3%
42%

	US$ millions
Within one year	1,207.0
One to two years	110.4
Two to five years	1,311.3
Over five years	530.0
Total	**3,158.7**

Financial Risk Management

Foreign Currency Risk

(A) *Company Risk*

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. In December 2009, a wholly-owned subsidiary company of the Company entered into a two-year Peso/U.S. dollar forward exchange contract to hedge a portion of the peso-denominated dividend income from PLDT. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such exposure until the values of the investments are realized and the high costs associated with such hedging. Accordingly, the Company is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's NAV relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 31 December 2009 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah exchange rates against the U.S. dollar.

Company	Effect on Adjusted NAV[(i)] US$ millions	Effect on Adjusted NAV Per Share HK cents
PLDT	28.0	5.66
MPIC	6.3	1.27
Indofood	16.6	3.36
Philex	6.9	1.40
Total	**57.8**	**11.69**

(i) Based on quoted share prices as at 31 December 2009 applied to the Group's economic interest

(B) *Group Risk*

The results of the Group's operating units are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	**Total**
Total borrowings	1,582.7	802.5	1,300.1	–	**3,685.3**
Cash and cash equivalents[(i)]	(507.0)	(160.9)	(260.0)	(37.9)	**(965.8)**
Net Debt/(Cash)	1,075.7	641.6	1,040.1	(37.9)	**2,719.5**
Representing:					
Head Office	641.6	28.6	–	(18.5)	**651.7**
MPIC	93.1	613.0	–	–	**706.1**
Indofood	341.0	–	1,040.1	(19.4)	**1,361.7**
Net Debt/(Cash)	1,075.7	641.6	1,040.1	(37.9)	**2,719.5**

Associated

US$ millions	US$	Peso	Others	**Total**
Net Debt/(Cash)				
PLDT	918.9	394.7	(4.6)	**1,309.0**
Philex	(52.6)	(9.8)	–	**(62.4)**

(i) Includes pledged deposits and restricted cash

Details of changes in Head Office net debt are set out on page 73.

PLDT carries U.S. dollar debts primarily because international vendors of telecommunications equipment quote prices and require payment in U.S. dollars. In addition, large funding requirements often cannot be satisfied in local currency due to inherent constraints within the financial markets in the Philippines. As a result, financing frequently needs to be sourced from the international capital market, principally in U.S. dollars. PLDT has actively hedged approximately 43% of its U.S. dollar net borrowings. In addition, substantial revenues of PLDT are either denominated in, or linked to, the U.S. dollar. For example, PLDT's U.S. dollar denominated international inbound revenue accounted for approximately US$108.7 million or 4% of PLDT's total service revenues in 2009. In addition, under certain circumstances, PLDT is able to adjust the rates for its fixed line service by one per cent for every Peso 0.1 change in the U.S. dollar exchange rate.

Maynilad carries certain U.S. dollar debts which were arranged for financing its capital expenditures and repayment of advances from shareholders. Under its concession agreement with Metropolitan Waterworks and Sewerage System (MWSS) of the Philippine government for the provision of water and sewerage services in the area of West Metro Manila, Maynilad is entitled to rate adjustments which enable Maynilad to recover/account for present and future foreign exchange losses/gains, including all accruals and carrying costs thereof until the expiration date of the concession on a quarterly basis.

MNTC has entered into cross currency swap transactions to fully hedge its U.S. dollar denominated borrowings at 31 December 2009.

Meralco's debt is substantially denominated in peso. Therefore, any change of the U.S. dollar to peso exchange rate will not have a significant impact on Meralco's principal and interest payments. In addition, Meralco is allowed to recover foreign exchange differences on foreign currency-denominated loans through adjustments in its customers' billing in accordance with its local regulations.

Analysis of Total Borrowings by Currency


22%
43%
35%

	US$ millions
US$	1,582.7
Rupiah	1,300.1
Peso	802.5
Total	**3,685.3**

Peso and Rupiah Closing Rates against the U.S. dollars


Pesos
Rupiah
46
9,000
47
10,000
48
11,000
49
12,000
50
13,000
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Feb 10
Peso
Rupiah

Stock Market Indices


PCI/JCI/SSTI
3,500
3,000
2,500
2,000
1,500
1,000
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Feb 10
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)
Singapore Straits Times Index (SSTI)

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group Net Profit Effect**
Head Office[(i)]	641.6	–	641.6	–	**–**
MPIC	93.1	55.4	37.7	0.4	**0.1**
Indofood	341.0	–	341.0	3.4	**1.2**
PLDT	918.9	392.6	526.3	5.3	**1.0**
Philex	(52.6)	–	(52.6)	(0.5)	**(0.1)**
Total	**1,942.0**	**448.0**	**1,494.0**	**8.6**	**2.2**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines, Indonesia and Singapore. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines, Indonesia and Singapore is summarized as follows.

	Philippine Composite Index	**Jakarta Composite Index**	**Singapore Straits Times Index**
At 31 December 2008	1,872.9	1,355.4	1,761.6
At 31 December 2009	**3,052.7**	**2,534.4**	**2,897.6**
Increase during 2009	+63.0%	+87.0%	+64.5%
At 23 March 2010	3,129.2	2,720.9	2,905.7
Increase over 2010 to 23 March 2010	+2.5%	+7.4%	+0.3%

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Interest Rate Profile



38%
62%

	US$ millions
Fixed	1,389.3
Variable	2,296.0
Total	**3,685.3**

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[i]	**Net Debt**
Head Office[ii]	289.3	632.1	(269.7)	**651.7**
MPIC[iii]	641.2	284.9	(220.0)	**706.1**
Indofood	458.8	1,379.0	(476.1)	**1,361.7**
Total	1,389.3	2,296.0	(965.8)	**2,719.5**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	**Net Debt/ (Cash)**
PLDT	1,379.0	759.4	(829.4)	**1,309.0**
Philex	–	–	(62.4)	**(62.4)**

(i) Includes pledged deposits and restricted cash.

(ii) In April 2009 and November 2009, a wholly-owned subsidiary company of the Company entered into two interest rate swap agreements, which effectively changed US$245.0 million of Head Office's bank loans from London Inter-bank Offer Rate (LIBOR)-based variable interest rates to fixed interest rates.

(iii) MNTC, a subsidiary company of MPIC, entered into certain interest rate swap agreements, which effectively changed US$39.9 million of its bank loans at 31 December 2009 from LIBOR-based and Philippine Reference Rates (PHIREF)-based variable interest rates to fixed interest rates.

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	**Group Net Profit Effect**
Head Office	632.1	6.3	**6.3**
MPIC	284.9	2.8	**1.1**
Indofood	1,379.0	13.8	**4.8**
PLDT	759.4	7.6	**1.4**
Total	**3,055.4**	**30.5**	**13.6**

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

At 31 December US$ millions	Basis	2009	2008
PLDT	(i)	**2,803.4**	2,200.1
MPIC	(i)	**630.4**	388.3
Indofood	(i)	**1,660.2**	373.4
Philex	(i)	**690.8**	80.3
Head Office			
– Net debt		**(651.7)**	(731.3)
– Receivables	(ii)	**–**	149.2
Total Valuation		**5,133.1**	2,460.0
Number of Ordinary Shares in Issue (millions)		**3,860.3**	3,213.4
Value per share			
– U.S. dollar		**1.33**	0.77
– HK dollars		**10.37**	5.97
Company's closing share price (HK$)		**4.74**	2.69
Share price discount to HK$ value per share (%)		**54.3**	54.9

(i) Based on quoted share prices applied to the Group's economic interest
(ii) Represents receivables from MPIC

Share Price vs Adjusted NAV Per Share



HK$
12
10
8
6
4
2
4.17
3.00
10.37
4.74
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09
Adjusted NAV per share
Share price

Statutory Reports, Financial Statements and Notes to the Financial Statements

Contents

Statutory Reports

Financial Statements

Notes to the Financial Statements

Report of the Directors

The Directors present their report and the audited financial statements of First Pacific Company Limited (the Company) and its subsidiary companies (together the Group) (the Financial Statements) for the year ended 31 December 2009.

Principal Business Activities and Geographical Market Analysis of Operations

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, infrastructure, consumer food products and natural resources. During the year, there were no significant changes in the nature of the Group's principal business activities.

An analysis of the Group's turnover and segmental information for the year is set out in Note 4 to the Financial Statements, and a summary of its principal investments is set out on the inside back cover.

Incorporation

The Company was incorporated on 25 May 1988 in Bermuda with limited liability.

Share Capital and Share Options

Details of movements in the Company's share capital, share options issued by the Group during the year, together with their reasons, are set out in Notes 30 and 36(D) to the Financial Statements.

Reserves

Details of movements in the reserves of the Group and the Company during the year are set out in the Financial Statements on pages 92 to 93.

Purchase, Sale or Redemption of Listed Securities of the Company

In December 2009, the Company raised US$277.1 million, net of expenses, by way of a fully underwritten rights issue, offering its shareholders one rights share for every five existing shares held at a subscription price of HK$3.40 per one rights share. Details of the rights issue are provided in Note 30(B) to the Financial Statements.

Except as disclosed above, neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

Results and Appropriations

The consolidated profit of the Group for the year ended 31 December 2009 and the state of affairs of the Company and the Group at that date are set out in the Financial Statements on pages 88 to 157.

An interim dividend of HK4.00 cents (U.S. 0.51 cent) (2008: HK3.00 cents or U.S. 0.38 cent) per ordinary share, totaling HK$128.7 million (US$16.5 million) (2008: HK$95.9 million or US$12.3 million), was paid on 9 October 2009. The Directors recommended the payment of a final dividend of HK8.00 cents (U.S. 1.03 cents) (2008: HK6.00 cents or U.S. 0.77 cent) per ordinary share, totaling HK$308.9 million (US$39.6 million) (2008: HK$192.7 million or US$24.7 million).

Charitable Contributions

The Group made charitable contributions totaling US$19.8 million in 2009 (2008: US$12.5 million).

Property, Plant and Equipment

Details of movements in the Group's property, plant and equipment during the year are provided in Note 12 to the Financial Statements.

Borrowings

Details of the borrowings of the Group are provided in Note 27 to the Financial Statements.

Distributable Reserves

At 31 December 2009, the Company's reserves available for distribution, calculated in accordance with the provisions of the Companies Act 1981 of Bermuda (as amended) amounted to US$481.7 million (2008: US$517.8 million). The Company's share premium account, in the amount of US$1,245.9 million (2008: US$974.1 million), may be distributed in the form of fully paid bonus shares.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Directors

The names of the Directors of the Company who held office at 31 December 2009 are set out on pages 46 to 49. Details of the remuneration policy and other details are provided in the Corporate Governance Report on page 58 and Note 36(A) to the Financial Statements, respectively.

Interests of Directors in the Company and its Associated Corporations

At 31 December 2009, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK were as follows:

(A) Long Positions in Shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,706,947,154(C)(i)	44.22	–
Manuel V. Pangilinan	7,887,309(P)	0.20	65,349,552
Edward A. Tortorici	39,590,557(P)	1.03	19,183,256
Robert C. Nicholson	12,914(P)	Less than 0.01	31,093,739
Ambassador Albert F. del Rosario	720,000(P)	0.02	6,324,150
Benny S. Santoso	–	–	6,324,150
Napoleon L. Nazareno	–	–	3,330,000
Graham L. Pickles	–	–	3,330,719
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	4,743,113
Sir David W.C. Tang, *KBE*	–	–	3,330,719
Jun Tang	–	–	3,330,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100% of First Pacific Investments (BVI) Limited and Mega Ring Investments Limited which, in turn, are interested in 632,226,599 ordinary shares and 284,491,191 ordinary shares respectively in the Company. Anthoni Salim's indirect interests in First Pacific Investments (BVI) Limited and Mega Ring Investments Limited are held through Salerni International Limited (a company which Anthoni Salim directly holds 100% of the issued share capital). Anthoni Salim also owns 56.8% of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this, 10.0% is held by Anthoni Salim directly, and 46.8% by Salerni International Limited. The remaining 43.2% interest in First Pacific Investments Limited is owned as to 30.0% by Sutanto Djuhar, 10.0% by Tedy Djuhar and 3.2% by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(B) Long Positions in Shares in Associated Corporations

- Manuel V. Pangilinan owned 4,242,404 common shares(P) (0.02%)* and 15,000,000 share options in MPIC, 210,033 common shares(P) (0.11%)* in PLDT and 360 preferred shares(P) (less than 0.01%)* in PLDT as beneficial owner and a further 15,417 common shares (0.01%)* in PLDT as nominee, as well as 75,000 common shares(P) (less than 0.01%)* in Philex.

- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) (collectively less than 0.01%)* as well as 10,000,000 share options in MPIC, 104,874 common shares(P) (0.06%)* in PLDT and 100 common shares(P) (less than 0.01%)* in Philex.

- Robert C. Nicholson owned 1,250 common shares(P) (less than 0.01%)* in Philex.

- Sutanto Djuhar owned 15,520,335 shares(C) (0.18%)* in Indofood.

- Tedy Djuhar owned 15,520,335 shares(C) (0.18%)* in Indofood.

- Ibrahim Risjad owned 6,406,180 shares(C) (0.07%)* in Indofood.

- Anthoni Salim owned 632,370 shares(C) (less than 0.01%)* in Indofood and a direct interest of 2,007,788 shares (0.14%)* in Indofood Agri Resources Ltd (IndoAgri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 IndoAgri shares (69.38%)* through First Pacific group companies.

- Ambassador Albert F. del Rosario owned 140,005 common shares(P) (0.07%)* in PLDT, 1,560 preferred shares(P) (less than 0.01%)* in PLDT, 6,516,624 common shares(P) (0.03%)* and 5,000,000 share options in MPIC, 100 common shares(P) (less than 0.01%)* in Philex, 32,231,970 preferred shares (54.9%)* in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) (less than 0.01%)* in PMH as beneficial owner, 4,922 common shares(P) (2.46%)* in Costa de Madera Corporation, 15,000 common shares(P) (5.0%)* in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) (20.0%)* in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) (less than 0.01%)* in MPIC, 13,927 common shares(P) (less than 0.01%)* in PLDT and 495 preferred shares(P) (less than 0.01%)* in PLDT.

(P) = Personal interest, (C) = Corporate interest

* Approximate percentage of the issued capital of the respective class of shares in the respective associated corporation as at 31 December 2009.

At 31 December 2009, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 31 December 2009, the Company had been notified that the following persons were interested in 5% or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,706,947,154 ordinary shares of the Company (long position) at 31 December 2009, representing approximately 44.22% of the Company's issued share capital, by way of its 46.80% interest in First Pacific Investments Limited (FPIL-Liberia), its 100% interest in First Pacific Investments (BVI) Limited (FPIL-BVI) and its 100% interest in Mega Ring Investments Limited. Anthoni Salim beneficially owns the entire issued share capital of Salerni and, accordingly, is taken to be interested in the shares owned by Salerni.

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 31 December 2009, representing approximately 20.47% of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 83. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 632,226,599 ordinary shares at 31 December 2009, representing approximately 16.38% of the Company's issued share capital at that date. Anthoni Salim beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Mega Ring Investments Limited (Mega Ring), which was incorporated in the British Virgin Islands, beneficially owned 284,491,191 ordinary shares at 31 December 2009, representing approximately 7.37% of the Company's issued share capital at that date, Anthoni Salim beneficially owns the entire issued share capital of Mega Ring and, accordingly, is taken to be interested in the shares owned by Mega Ring.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 208,871,173 ordinary shares of the Company in August 2008, representing approximately 6.48% of the Company's issued share capital at that time. At 31 December 2009, the Company has not received any other notification from Marathon of any change to such holding.

(f) Lazard Asset Management LLC (Lazard), a U.S.A. incorporated company, notified the Company that it held 232,267,400 ordinary shares of the Company as at 29 December 2009, representing approximately 6.02% of the Company's issued share capital at that time. Since then, the Company has not received any other notification from Lazard of any change to such holding up to 31 December 2009.

Other than as disclosed above, the Directors and chief executive of the Company are not aware of any person at 31 December 2009 who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Contracts of Significance

Except for the connected and continuing connected transactions set out in the Corporate Governance Report on pages 59 to 72, there were no contracts of significance in relation to the Company's business to which the Company or its subsidiary companies were parties, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

None of the Directors had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to the Company or any of its subsidiary companies at the end of the year or at any time during the year.

Directors' Rights to Acquire Shares or Debentures

Apart from as disclosed under the heading "Interests of Directors in the Company and its Associated Corporations" above and "Share Options" in Note 36(D)(a) to the Financial Statements, at no time during the year was the Company or any of its subsidiary companies a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors of the Company or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the year.

Summary Financial Information

A summary of the published results, assets, liabilities and minority interest, and various information and financial ratios of the Company and the Group for the last ten financial years, as extracted from the audited Financial Statements and restated/reclassified as appropriate, is set out on page 2. This summary does not form part of the audited Financial Statements.

Major Customers and Suppliers

In 2009, sales to the Group's five largest customers accounted for less than 30% of the total sales for the year, whereas purchases from the Group's five largest suppliers accounted for 34% (2008: 52%) of the total purchases for the year of which purchases from the largest supplier included therein accounted for 32% (2008: 47%) of the total purchases.

Connected and Continuing Connected Transactions

Connected and continuing connected transactions required to be disclosed in accordance with Chapter 14A of the Listing Rules, are disclosed in the Corporate Governance Report on pages 59 to 72.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, at least 25% of the Company's total issued share capital was held by the public at both 31 December 2009 and the date of this report.

Directors' and Officers' Liability Insurance

During the year, the Company has maintained appropriate Directors' and officers' liability insurance for all Directors and officers of the Company and its related companies, save in those instances where individual companies have maintained their own coverage.

Employment Policy

The Company has a policy of non-discrimination in respect of the age, religion, gender, race, disability or marital status of employees and prospective employees. This ensures that individuals are treated equally, given their skills and abilities, in terms of career development and opportunities for advancement.

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming AGM.

On behalf of the Board of Directors

Nancy L.M. Li
Company Secretary

Hong Kong
23 March 2010



Independent Auditors' Report

TO THE SHAREHOLDERS OF FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the Financial Statements of First Pacific Company Limited set out on pages 88 to 157, which comprise the consolidated and Company statements of financial position as at 31 December 2009, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated and Company statements of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these Financial Statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the Financial Statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these Financial Statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the Financial Statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the Financial Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central, Hong Kong

23 March 2010

Consolidated Income Statement

For the year ended 31 December US$ millions	Notes	2009	2008 (Restated)[i]
Turnover	4	**3,925.6**	4,105.3
Cost of sales		**(2,739.9)**	(3,103.4)
Gross Profit		**1,185.7**	1,001.9
Gain on dilutions and divestments		**85.9**	28.7
Distribution costs		**(289.0)**	(273.9)
Administrative expenses		**(286.8)**	(256.8)
Other operating income/(expenses), net		**105.1**	(144.9)
Net borrowing costs	5	**(230.3)**	(150.5)
Share of profits less losses of associated companies and joint ventures		**233.4**	192.9
Profit Before Taxation	6	**804.0**	397.4
Taxation	7	**(143.7)**	(61.4)
Profit for the Year from Continuing Operations		**660.3**	336.0
Profit for the year from a discontinued operation	8	**1.1**	0.6
Profit for the Year		**661.4**	336.6
Attributable to:			
Owners of the parent	9	**401.6**	200.8
Minority interest		**259.8**	135.8
		661.4	336.6
Ordinary Share Dividends	10		
Interim – U.S. 0.51 cent (2008: U.S. 0.38 cent) per share		**16.5**	12.3
Proposed final – U.S. 1.03 cents (2008: U.S. 0.77 cent) per share		**39.6**	24.7
Total		**56.1**	37.0
Earnings Per Share Attributable to Owners of the Parent (U.S. cents)	11		
Basic			
– For profit from continuing operations		**11.64**	5.91
– For profit from a discontinued operation		**0.07**	–
– For profit for the year		**11.71**	5.91
Diluted			
– For profit from continuing operations		**11.28**	5.63
– For profit from a discontinued operation		**0.07**	–
– For profit for the year		**11.35**	5.63

(i) Refer to Note 2(B)

The Notes on pages 96 to 157 form an integral part of the Financial Statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December US$ millions	2009	2008
Profit for the Year	**661.4**	336.6
Other Comprehensive Income/(Loss)		
Exchange differences on translating foreign operations	**298.6**	(337.1)
Realized exchange and capital reserve upon dilution of interest in subsidiary companies	**9.0**	0.2
Realized exchange reserve upon divestment and dilution of interest in associated companies	–	(0.3)
Unrealized gains on available-for-sale assets	**16.9**	2.9
Realized gains on available-for-sale assets	**(3.6)**	(0.1)
Unrealized losses on cash flow hedges	**(5.8)**	(8.8)
Realized losses on cash flow hedges	**1.5**	–
Income tax related to cash flow hedges	**1.1**	2.9
Share of revaluation increment of an associated company's assets	**12.7**	–
Other comprehensive income/(loss) for the year, net of tax	**330.4**	(340.3)
Total Comprehensive Income/(Loss) for the Year	**991.8**	(3.7)
Attributable to:		
Owners of the parent	**540.7**	36.4
Minority interest	**451.1**	(40.1)
	991.8	(3.7)

The Notes on pages 96 to 157 form an integral part of the Financial Statements.

Consolidated Statement of Financial Position

At 31 December US$ millions	Notes	2009	2008
Non-current Assets			
Property, plant and equipment	12	**1,059.0**	808.4
Plantations	13	**1,009.2**	744.5
Associated companies and joint ventures	15	**2,068.0**	1,202.3
Goodwill	16	**775.2**	675.6
Other intangible assets	17	**1,728.4**	1,538.5
Accounts receivable, other receivables and prepayments	18	**6.6**	3.0
Prepaid land premiums	19	**183.0**	153.2
Available-for-sale assets	20	**2.1**	1.7
Deferred tax assets	21	**58.3**	38.7
Other non-current assets	22	**305.9**	217.1
		7,195.7	5,383.0
Current Assets			
Cash and cash equivalents	23	**936.6**	625.9
Pledged deposits and restricted cash	24	**29.2**	12.0
Available-for-sale assets	20	**40.4**	56.9
Accounts receivable, other receivables and prepayments	18	**639.1**	435.5
Inventories	25	**549.2**	557.4
Assets held for sale	8	**7.1**	–
		2,201.6	1,687.7
Assets of a disposal group classified as held for sale	8	**–**	128.3
		2,201.6	1,816.0
Current Liabilities			
Accounts payable, other payables and accruals	26	**628.2**	667.4
Short-term borrowings	27	**829.7**	1,207.0
Provision for taxation	28	**68.9**	55.8
Current portion of deferred liabilities and provisions	29	**73.5**	39.4
		1,600.3	1,969.6
Liabilities directly associated with the assets classified as held for sale	8	**–**	106.1
		1,600.3	2,075.7
Net Current Assets/(Liabilities)		**601.3**	(259.7)
Total Assets Less Current Liabilities		**7,797.0**	5,123.3
Equity			
Issued share capital	30	**38.6**	32.1
Retained earnings		**556.4**	196.0
Other components of equity	31	**1,321.2**	902.0
Equity attributable to owners of the parent		**1,916.2**	1,130.1
Minority interest	32	**2,122.9**	1,245.1
Total Equity		**4,039.1**	2,375.2
Non-current Liabilities			
Long-term borrowings	27	**2,855.6**	1,951.7
Deferred liabilities and provisions	29	**507.0**	432.4
Deferred tax liabilities	21	**395.3**	364.0
		3,757.9	2,748.1
		7,797.0	5,123.3

The Notes on pages 96 to 157 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

23 March 2010

Company Statement of Financial Position

At 31 December US$ millions	Notes	2009	2008
Non-current Assets			
Subsidiary companies	14	**996.2**	996.2
		996.2	996.2
Current Assets			
Cash and cash equivalents	23	**262.2**	45.9
Amounts due from subsidiary companies	14(A)	**2,062.9**	1,889.5
Other receivables and prepayments		**0.1**	0.1
		2,325.2	1,935.5
Current Liabilities			
Amounts due to subsidiary companies	14(B)	**782.4**	832.6
Other payables and accruals		**0.8**	0.6
		783.2	833.2
Net Current Assets		**1,542.0**	1,102.3
Total Assets Less Current Liabilities		**2,538.2**	2,098.5
Equity			
Issued share capital	30	**38.6**	32.1
Retained earnings		**307.9**	344.0
Other components of equity		**1,461.8**	1,182.2
Equity attributable to owners of the parent		**1,808.3**	1,558.3
Non-current Liabilities			
Loans from subsidiary companies	14(C)	**729.9**	540.2
		2,538.2	2,098.5

The Notes on pages 96 to 157 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

23 March 2010

Consolidated Statement of Changes in Equity

US$ millions	Notes	Issued share capital	Share premium	Share options issued	Exchange reserve	Unrealized gains/ (losses) on available-for-sale assets	Unrealized gains/ (losses) on cash flow hedges	Income tax related to cash flow hedges	Capital and other reserves	Retained earnings	Total	Minority interest	Total equity
		Equity attributable to owners of the parent											
Balance at 1 January 2008		32.2	971.7	17.6	44.0	10.3	11.0	(3.7)	(2.3)	50.5	1,131.3	991.7	2,123.0
Total comprehensive income for the year		-	-	-	(160.0)	1.5	(8.8)	2.9	-	200.8	36.4	(40.1)	(3.7)
Issue of shares upon the exercise of share options	30(A)	0.1	2.4	(0.9)	-	-	-	-	-	-	1.6	-	1.6
Repurchase and cancellation of shares		(0.2)	-	-	-	-	-	-	0.2	(10.1)	(10.1)	-	(10.1)
Equity-settled share option arrangements		-	-	18.0	-	-	-	-	-	-	18.0	-	18.0
2007 special dividend		-	-	-	-	-	-	-	-	(12.3)	(12.3)	-	(12.3)
2007 final dividend		-	-	-	-	-	-	-	-	(20.6)	(20.6)	-	(20.6)
2008 interim dividend	10	-	-	-	-	-	-	-	-	(12.3)	(12.3)	-	(12.3)
Reserve of a disposal group classified as assets held for sale		-	-	-	-	(0.1)	-	-	0.1	-	-	-	-
Acquisition of subsidiary companies	33(C)	-	-	-	-	-	0.5	-	(2.4)	-	(1.9)	295.1	293.2
Change in attributable interests		-	-	-	-	-	-	-	-	-	-	25.7	25.7
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	-	(27.3)	(27.3)
Balance at 31 December 2008		32.1	974.1	34.7	(116.0)	11.7	2.7	(0.8)	(4.4)	196.0	1,130.1	1,245.1	2,375.2
Balance at 1 January 2009		32.1	974.1	34.7	(116.0)	11.7	2.7	(0.8)	(4.4)	196.0	1,130.1	1,245.1	**2,375.2**
Total comprehensive income for the year		-	-	-	117.2	10.7	(3.9)	1.1	14.0	401.6	540.7	451.1	**991.8**
Issue of shares upon the exercise of share options	30(A)	-	1.2	(0.4)	-	-	-	-	-	-	0.8	-	**0.8**
Issue of shares in respect of rights issue	30(B)	6.5	270.6	-	-	-	-	-	-	-	277.1	-	**277.1**
Equity-settled share option arrangements	35(A)	-	-	8.8	-	-	-	-	-	-	8.8	0.5	**9.3**
2008 final dividend	10	-	-	-	-	-	-	-	-	(24.7)	(24.7)	-	**(24.7)**
2009 interim dividend	10	-	-	-	-	-	-	-	-	(16.5)	(16.5)	-	**(16.5)**
Disposal of a disposal group classified as assets held for sale		-	-	-	-	-	-	-	(0.1)	-	(0.1)	(6.4)	**(6.5)**
Acquisition of minority interest		-	-	-	-	-	-	-	-	-	-	(8.4)	**(8.4)**
Change in attributable interests		-	-	-	-	-	-	-	-	-	-	481.9	**481.9**
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	-	(40.9)	**(40.9)**
Balance at 31 December 2009		**38.6**	**1,245.9**	**43.1**	**1.2**	**22.4**	**(1.2)**	**0.3**	**9.5**	**556.4**	**1,916.2**	**2,122.9**	**4,039.1**

The Notes on pages 96 to 157 form an integral part of the Financial Statements.

Company Statement of Changes in Equity

US$ millions	Notes	Issued share capital	Share premium	Share options issued	Capital redemption reserve	Contributed surplus	Retained earnings	Total
Balance at 1 January 2008		32.2	971.7	17.0	–	173.8	348.1	1,542.8
Profit for the year		–	–	–	–	–	51.2	51.2
Issue of shares upon the exercise of share options	30(A)	0.1	2.4	(0.9)	–	–	–	1.6
Repurchase and cancellation of shares		(0.2)	–	–	0.2	–	(10.1)	(10.1)
Equity-settled share option arrangements		–	–	18.0	–	–	–	18.0
2007 special dividend		–	–	–	–	–	(12.3)	(12.3)
2007 final dividend		–	–	–	–	–	(20.6)	(20.6)
2008 interim dividend	10	–	–	–	–	–	(12.3)	(12.3)
Balance at 31 December 2008		32.1	974.1	34.1	0.2	173.8	344.0	**1,558.3**
Profit for the year		–	–	–	–	–	5.1	**5.1**
Issue of shares upon the exercise of share options	30(A)	–	1.2	(0.4)	–	–	–	**0.8**
Issue of shares in respect of rights issue	30(B)	6.5	270.6	–	–	–	–	**277.1**
Equity-settled share option arrangements		–	–	8.2	–	–	–	**8.2**
2008 final dividend	10	–	–	–	–	–	(24.7)	**(24.7)**
2009 interim dividend	10	–	–	–	–	–	(16.5)	**(16.5)**
Balance at 31 December 2009		**38.6**	**1,245.9**	**41.9**	**0.2**	**173.8**	**307.9**	**1,808.3**

The Notes on pages 96 to 157 form an integral part of the Financial Statements.

Consolidated Statement of Cash Flows

For the year ended 31 December US$ millions	Notes	2009	2008
Profit Before Taxation			
From continuing operations		**804.0**	397.4
From a discontinued operation		**0.1**	1.3
Adjustments for:			
Interest expenses	5	**257.8**	185.3
Depreciation	6	**94.2**	79.2
Amortization of other intangible assets	17	**83.7**	27.3
Impairment losses recognized	6	**12.4**	43.9
Loss/(gain) on sale of property, plant and equipment	6	**9.6**	(0.6)
Equity-settled share option expense	35(A)	**9.3**	18.0
Recognition of prepaid land premiums	6	**8.1**	7.1
Share of profits less losses of associated companies and joint ventures		**(233.4)**	(192.9)
Gain on dilution of interest in subsidiary companies	6	**(84.7)**	(18.9)
Foreign exchange and derivative (gains)/losses, net	6	**(72.6)**	83.2
Increase in other non-current assets		**(71.0)**	(35.7)
(Gain)/loss on changes in fair value of plantations	6	**(60.2)**	97.7
Interest income	5	**(27.5)**	(34.8)
Realized gain on sale of available-for-sale assets	6	**(3.6)**	(0.1)
(Increase)/decrease in accounts receivable, other receivables and prepayments (Non-current)		**(1.5)**	37.5
Gain on divestment and dilution of interest in an associated company	6	**(1.2)**	(9.8)
Dividend income from available-for-sale assets	6	**(0.1)**	(0.5)
Others		**3.3**	(8.0)
		726.7	676.6
(Decrease)/increase in accounts payable, other payables and accruals		**(229.4)**	69.1
Decrease/(increase) in inventories		**91.2**	(160.3)
Increase in accounts receivable, other receivables and prepayments (Current)		**(155.5)**	(151.6)
Net cash generated from operations[(i)]		**433.0**	433.8
Interest received		**21.3**	40.7
Interest paid		**(244.3)**	(196.9)
Tax paid	28	**(150.9)**	(112.4)
Net Cash Flows from Operating Activities		**59.1**	165.2

(i) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

continued/...

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December US$ millions	Notes	2009	2008
Dividends received from associated companies	15(B)	**210.6**	211.9
Proceeds from disposal of available-for-sale assets		**43.3**	–
Proceeds from sale of property, plant and equipment		**5.6**	20.8
Proceeds from divestment of interest in an associated company		**2.5**	–
Investments in associated companies	33(A)	**(274.5)**	(140.5)
Increased investments in associated companies	33(B)	**(271.2)**	–
Purchase of property, plant and equipment		**(221.8)**	(163.4)
Investments in other intangible assets		**(99.3)**	(67.8)
Investments in plantations		**(68.7)**	(76.7)
Increased investments in subsidiary companies		**(10.4)**	–
Investments in a joint venture		**(5.3)**	–
Acquisition of available-for-sale assets		**(0.9)**	(38.9)
Acquisition of subsidiary companies		**(0.8)**	(611.8)
Loans and advances to a joint venture, net		**–**	(19.0)
Deposits for increased investments in subsidiary companies		**–**	(12.9)
Net Cash Flows Used in Investing Activities		**(690.9)**	(898.3)
Proceeds from new borrowings		**1,805.4**	1,871.1
Shares issued to minority interest by a subsidiary company		**286.9**	–
Proceeds from rights issue of the Company		**277.1**	–
Proceeds from sale of treasury shares by a subsidiary company		**18.2**	62.1
Proceeds from the issue of shares upon the exercise of share options		**1.5**	1.6
Borrowings repaid		**(1,384.8)**	(1,050.9)
Increase in time deposits with original maturity of more than three months		**(50.9)**	–
Dividends paid to shareholders		**(41.2)**	(45.2)
Dividends paid to minority shareholders by subsidiary companies		**(40.9)**	(27.3)
Increase in restricted cash		**(16.7)**	–
Repurchase of shares		**–**	(10.1)
Repurchase of subsidiary companies' shares		**–**	(7.7)
Net Cash Flows from Financing Activities		**854.6**	793.6
Net Increase in Cash and Cash Equivalents		**222.8**	60.5
Cash and cash equivalents at 1 January		**625.9**	600.8
Exchange translation		**35.2**	(35.4)
Cash and Cash Equivalents at 31 December		**883.9**	625.9
Representing			
Cash and cash equivalents		**936.6**	625.9
Less time deposits with original maturity of more than three months		**(52.7)**	–
Cash and Cash Equivalents at 31 December		**883.9**	625.9

The Notes on pages 96 to 157 form an integral part of the Financial Statements.

1. Corporate Information

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products, infrastructure and natural resources.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the SEHK. Its shares are also available for trading in the United States through ADRs.

2. Basis of Preparation and Summary of Principal Accounting Policies

(A) Basis of Preparation

The Financial Statements have been prepared in accordance with HKFRSs (which include all HKFRSs, HKASs and Interpretations) issued by the HKICPA, Hong Kong GAAP, the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. These Financial Statements are presented in United States (U.S.) dollars and rounded to the nearest million (US$ millions) with one decimal place except when otherwise indicated.

(B) Impact of New and Revised HKFRSs

During 2009, the Group adopted the following new and revised HKFRSs issued by the HKICPA for the first time for the current year's financial statements:

HKAS 1 (Revised)	"Presentation of Financial Statements"(i)
HKAS 18 Amendment	"Determining whether an Entity is Acting as a Principal or as an Agent"(i)
HKAS 23 (Revised)	"Borrowing Costs"(i)
HKAS 32 and HKAS 1 Amendments	"Puttable Financial Instruments and Obligations Arising on Liquidation"(i)
HKFRS 1 and HKAS 27 Amendments	"Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate"(i)
HKFRS 2 Amendments	"Vesting Conditions and Cancellations"(i)
HKFRS 7 Amendments	"Improving Disclosures about Financial Instruments"(i)
HKFRS 8	"Operating Segments"(i)
HK(IFRIC)-Int 9 and HKAS 39 Amendments	"Reassessment of Embedded Derivatives" and "Embedded Derivatives"(ii)
HK(IFRIC)-Int 13	"Customer Loyalty Programmes"(iii)
HK(IFRIC)-Int 15	"Agreements for the Construction of Real Estate"(i)
HK(IFRIC)-Int 16	"Hedges of a Net Investment in a Foreign Operation"(iv)
HK(IFRIC)-Int 18	"Transfers of Assets from Customers"(v)
Improvements to HKFRSs	"Improvements to HKFRSs"(vi)

(i) Effective for annual periods commencing on or after 1 January 2009
(ii) Effective for annual periods ending on or after 30 June 2009
(iii) Effective for annual periods commencing on or after 1 July 2008
(iv) Effective for annual periods commencing on or after 1 October 2008
(v) Effective for the transfer of assets from customers received on or after 1 July 2009
(vi) Generally effective for annual periods commencing on or after 1 January 2009, unless otherwise stated in specific HKFRSs

The adoption of the above new and revised HKFRSs has had no effect on both the profit attributable to owners of the parent for the years ended 31 December 2009 and 31 December 2008 and equity attributable to owners of the parent at 31 December 2009 and 31 December 2008, but has only resulted in certain changes to the presentation of financial statements and disclosures.

During 2009, the Group has also early adopted HKAS 32 Amendment "Classification of Rights Issues", which is effective for annual periods beginning on or after 1 February 2010, with early adoption permitted, and has applied it retrospectively. The amendment revises the definition of financial liabilities such that rights issues, options or warrants to acquire a fixed number of the entity's own equity instruments for a fixed amount of any currency are equity instruments, provided that the entity offers the rights issues, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The offer of rights shares by the Company to its shareholders in November 2009, on the basis of one rights share for every five existing shares held at a subscription price of HK$3.40 per one rights share, was accounted for as an equity instrument of the Group in its Financial Statements.

In December 2009, the Company completed the rights issue. The effect of the bonus element included within the rights issue has been included within the calculations of basic and diluted earnings per share for the year, through an adjustment to the weighted average number of ordinary and dilutive potential ordinary shares outstanding. Comparative amounts have been restated on this basis.

(C) Impact of Issued but not yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these Financial Statements.

HKAS 24 (Revised)	"Related Party Disclosures"
HKAS 27 (Revised)	"Consolidated and Separate Financial Statements"
HKAS 39 Amendment	"Eligible Hedged Items"
HKFRS 1 (Revised)	"First-time Adoption of Hong Kong Financial Reporting Standards"
HKFRS 1 Amendments	"Limited Exemption from Comparative HKFRS 7 Disclosures for First-time Adopters" and "Additional Exemptions for First-time Adopters"
HKFRS 2 Amendments	"Group Cash-settled Share-based Payment Transactions"
HKFRS 3 (Revised)	"Business Combinations"
HKFRS 9	"Financial Instruments"
HK(IFRIC)-Int 14 Amendments	"Prepayments of a Minimum Funding Requirement"
HK(IFRIC)-Int 17	"Distributions of Non-cash Assets to Owners"
HK(IFRIC)-Int 19	"Extinguishing Financial Liabilities with Equity Instruments"
HK Interpretation 4 (Revised)	"Lease – Determination of the Length of Lease Term in respect of Hong Kong Leases"
Improvements to HKFRSs	"Improvements to HKFRSs" and "Improvements to HKFRSs 2009"

HKAS 24 (Revised) shall be applied for annual periods beginning on or after 1 January 2011. The revised standard clarifies the definition of related parties. It also provides for a partial exemption of related party disclosure to government related entities for transactions with the same government or entities that are controlled, jointly controlled or significantly influenced by a government.

HKAS 27 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised standard replaces the term "minority interest" with "non-controlling interest" and requires changes in a parent's ownership interest in a subsidiary company that do not result in a loss of control to be accounted for as equity transactions.

HKAS 39 Amendment shall be applied for annual periods commencing on or after 1 July 2009. The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

HKFRS 1 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised version has an improved structure but does not contain any changes in accounting treatments.

HKFRS 1 Amendments shall be applied for annual periods beginning on or after 1 January 2010. The amendments exempt (a) entities using the full cost method from retrospective application of HKFRSs for oil and gas assets; and (b) entities with existing leasing contracts from reassessing the classification of those contracts in accordance with HK(IFRIC)-Int 4 "Determining whether an Arrangement contains a Lease" when the application of their other accounting requirements produced the same result.

HKFRS 2 Amendments shall be applied to annual periods beginning on or after 1 January 2010. The amendments provide guidance on how to account for cash-settled share-based payment transactions in the separate financial statements of the entity receiving the goods and services when the entity has no obligation to settle the share-based payment transactions.

HKFRS 3 (Revised) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the annual period beginning on 1 July 2009. The revised standard requires (a) for partial acquisitions, non- controlling interests shall be measured either as their proportionate interests in the net identifiable assets or at fair value; (b) for step acquisitions, goodwill shall be measured as the difference at the acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired; (c) the recognition of acquisition-related costs as expenses, rather than included in goodwill and (d) the recognition of contingent consideration measured at fair value at the acquisition date.

HKFRS 9 shall be applied for annual periods beginning on or after 1 January 2013. The standard simplifies the many different rules in HKAS 39 into a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets.

HK(IFRIC)-14 Amendments be applied for annual periods beginning on or after 1 January 2011. The amendments remove an unintended consequence arising from the treatment of prepayments of future contributions in certain circumstances when there is a minimum funding requirement. The amendments require an entity to treat the benefit of an early payment as a pension asset. The economic benefit available as a reduction in future contributions is thus equal to the sum of (a) the prepayment for future services and (b) the estimated future services costs less the estimated minimum funding requirement contributions that would be required as if there were no prepayments.

HK(IFRIC)-Int 17 shall be applied for annual periods beginning on or after 1 July 2009. This interpretation provides guidance to the entities which distributes assets other than cash (i.e., non-cash assets to its owners acting in their capacity as owners) The interpretation requires entities to (a) recognize the dividend payable when the dividend is appropriately authorized and is no longer at the discretion of the entity; (b) measure the dividend payable at the fair value of the assets to be distributed and (c) recognize the difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable in profit and loss when the entities settle the dividend payable.

HK(IFRIC)-Int 19 shall be applied for annual periods beginning on or after 1 July 2010. This interpretation clarifies that (a) the entity's equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability; (b) the equity instruments issued are measured at their fair value and (c) the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity's profit or loss for the period.

HK Interpretation 4 (Revised) shall be applied for annual periods beginning on or after 1 January 2010. The revised standard has expanded its scope to cover all land leases, including those classified as finance leases. As a result, this Interpretation is applicable to all leases of property accounted for in accordance with HKAS 16 "Property, Plant and Equipment", HKAS 17 "Leases" and HKAS 40 "Investment Property".

Improvements to HKFRSs and Improvements to HKFRSs 2009 sets out certain amendments to HKFRSs made in response to the International Accounting Standards Board's annual improvement projects, which include certain changes that may result in accounting changes for presentation, recognition or measurement purposes. The key amendments are summarized as follows.

HKAS 1 "Presentation of Financial Statements" Amendment shall be applied for annual periods beginning on or after 1 January 2010. The amendment clarifies that the terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments (i.e. for a liability component of a convertible instrument) do not affect its classification as a current liability if there is no unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

HKAS 7 "Statement of Cash Flows" Amendment shall be applied for annual periods beginning on or after 1 January 2010. The amendment clarifies that only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.

HKAS 17 "Leases" Amendment shall be applied for annual periods beginning on or after 1 January 2010. The amendment (a) clarifies that an entity should assess the classification of land and building elements as a finance or an operating lease separately in accordance with the requirements set out in HKAS 17; (b) suggests that in determining whether the land element is an operating or a finance lease, an important consideration is that land normally has an indefinite economic life and (c) requires that an entity shall reassess the classification of land elements of unexpired leases at the date it adopts the amendments on the basis of information existing at the inception of those leases.

HKAS 36 "Impairment of Assets" Amendment shall be applied prospectively for annual periods beginning on or after 1 January 2010. The amendment clarifies that for the purpose of impairment testing, each unit or the group of units to which the goodwill is so allocated shall not be larger than an operating segment as defined by HKFRS 8 "Operating Segments" before aggregation.

HKAS 38 "Intangible assets" Amendment shall be applied prospectively for annual periods beginning on or after 1 July 2009. The amendment suggests the techniques may be used for initial measurement of an intangible asset acquired in a business combination if the objective is to estimate fair value and to reflect current transactions and practices in the industry to which the intangible asset belongs. These techniques include (a) discounting estimated future net cash flows from the asset; (b) estimating the costs the entity avoids by owning the intangible asset and not owning it; (c) to license it from another party in an arm's length transaction; or (d) to recreate or replace it.

HKAS 39 "Financial Instruments: Recognition and Measurement" Amendment shall be applied prospectively for annual periods beginning on or after 1 January 2010. The amendment (a) clarifies that the standard shall be applied by all entities to all types of financial instruments except for any forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date and (b) clarifies that if a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability the associated gains or losses that were recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss.

HKFRS 2 "Share-based Payment" Amendment shall be applied for annual periods beginning on or after 1 July 2009. The amendment clarifies that an entity shall not apply HKFRS 2 to transactions in which the entity acquires goods (e.g. inventories, plant and equipment, intangible assets and other non-financial assets) as part of the net assets acquired in a business combination as defined by HKFRS 3 "Business Combinations" or the contribution of a business on the formation of a joint venture as defined by HKAS 31 "Interests in Joint Ventures" i.e. HKFRS 2 shall not be applied for an entity's shares issued for business combinations and investments in joint ventures.

HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" Amendments included in "Improvements to HKFRSs" issued in October 2008 shall be applied for annual periods beginning on or after 1 July 2009. The amendments require an entity that is committed to a sale plan involving loss of control of a subsidiary to classify all assets and liabilities of that subsidiary as held for sale when the criteria set out in HKFRS 5 are met. The amendments included in "Improvements to HKFRSs 2009" issued in May 2009 contain certain changes that shall be applied for annual periods beginning on or after 1 January 2010 which (a) specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations and (b) clarifies that disclosures in other HKFRSs do not apply to non-current assets (or disposal groups) classified as held for sale or discontinued operations unless those HKFRSs require: (a) specific disclosures in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations; or (b) disclosures about measurement of assets and liabilities within a disposal group that are not within the scope of the measurement requirement of HKFRS 5 and such disclosures are not already provided in the other notes to the financial statements.

HKFRS 8 "Operating Segments" Amendment shall be applied for annual periods beginning on or after 1 January 2010. The amendment requires that an entity shall report a measure of profit or loss for each reportable segment and a measure of total assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating officer.

HK(IFRIC)-Int 9 "Reassessment of Embedded Derivatives" Amendment shall be applied prospectively for annual periods beginning on or after 1 July 2009. The interpretation does not apply to embedded derivatives in contracts acquired in (a) a business combination; (b) a combination of entities or business under common control as described in HKFRS 3 (revised 2008); and (c) the formation of a joint venture as defined in HKAS 31 "Interests in Joint Ventures" or their possible reassessment at the date of acquisition.

HK(IFRIC)-Int 16 "Hedges of a Net Investment in a Foreign Operation" Amendment shall be effective for annual periods beginning on or after 1 July 2009. The interpretation clarifies that a derivative or a non-derivative instrument (or a combination of derivative and non-derivative instruments) can be designated as a hedging instrument in a hedge of a net investment in a foreign operation, which can be held by any entity or entities within the group, as long as the designation, documentation and effectiveness requirements of HKAS 39 that relate to a net investment hedge are satisfied.

The Group has not early adopted the above new and revised HKFRSs for the year ended 31 December 2009. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position and presentation of its Financial Statements.

(D) Summary of Principal Accounting Policies

(a) Basis of consolidation

The Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2009. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity investments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders not held by the Group in the results and net assets of the Company's subsidiary companies. An acquisition of a minority interest is accounted for using the parent entity extension method whereby the difference between the consideration and the existing carrying amount of the share of the net assets acquired is recognized as goodwill.

For business combinations involving entities or businesses under common control (a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory), they are accounted for applying the principles of merger accounting which is consistent with Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by the HKICPA. The method requires the combined entity to recognize the assets, liabilities and equity of the combining entities or businesses at the carrying amounts (i.e., existing book values from the controlling parties' perspective) in the consolidated financial statements of the controlling party or parties prior to the common control combination. There is no recognition of any goodwill or excess of the acquirer's interest in the net fair value of the acquiree's identified assets, liabilities and contingent liabilities over the cost at the time of the common control combination to the extent of the controlling party's or parties' interests.

In the Company's statement of financial position, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) Cash and cash equivalents

For the purpose of the statements of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, and are subject to an insignificant risk of changes in value, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted average method or the moving average method, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated selling prices less estimates of costs to completion and selling expenses.

(d) Property, plant and equipment

Freehold land is stated at cost and is not depreciated. Other property, plant and equipment is stated at cost less accumulated depreciation and any impairment losses, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are set out in Note 12(A).

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency denominated liabilities used to acquire such assets. Major costs incurred in restoring property, plant and equipment to their normal working condition are charged to the income statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

(e) Plantations

Plantations, which primarily comprise oil palm and rubber plantations, are stated at fair value less estimated point-of-sale costs. Gains or losses arising on initial recognition of plantations at fair value less estimated point-of-sale costs and from the change in fair value less estimated point-of-sale costs of plantations at each reporting date are included in the income statement for the period in which they arise.

The fair value of the oil palm plantations is estimated by reference to independent professional valuations using the discounted cash flows of the underlying plantations. The expected cash flows from the whole life cycle of the oil palm plantations is determined using the market price of the estimated yield of the fresh fruit bunches (FFB), net of maintenance and harvesting costs, and any costs required to bring the oil palm plantations to maturity. The estimated yield of the oil palm plantations is dependent on the age of the oil palm trees, the location, soil type and infrastructure. The market price of the FFB is largely dependent on the prevailing market prices of crude palm oil (CPO) and palm kernel oil (PKO).

Oil palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining as mature.

Rubber tress have an average life that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature. Rubber plantations are considered mature when at least 70% of the trees per block are tapable and, the circumference of the trunk of the tree is 45 centimeters or more at the height of 160 centimeters from the ground.

(f) Associated companies

An associated company is an entity, not being a subsidiary company or a joint venture, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are accounted for by the equity method of accounting, less any impairment losses. The Group's investments in associated companies include goodwill (net of any accumulated impairment losses) identified on acquisition. The Group's share of its associated companies' post-acquisition profits and losses is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated income statement as the Group's share of profits less losses of associated companies. For the share of associated companies' post acquisition movements in reserves recognized in the Group's consolidated reserves, the Group will disclose it, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) Joint ventures

The Group recognized its interests in joint ventures using the equity method of accounting. Under the equity method of accounting, such interests are stated at cost plus post-acquisition changes in the Group's share in the net assets of the joint ventures, less any impairment losses. The income statement reflects the Group's share of the results of operations of the joint ventures from the date of incorporation of the joint ventures.

(h) Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed to be either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. The Group's concession assets represent the fair value of concessions of right granted by governments to charge users of public services provided. The concession assets are amortized using the straight-line method over the term of the concessions. The Group's brands represent the brands for its various milk-related products. The brands are amortized using the straight-line method over their estimated useful lives.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(i) Asset retirement obligations

The net present value of legal obligations associated with the retirement of an item of property, plant and equipment that resulted from the acquisition, construction or development and the normal operation of property, plant and equipment is recognized in the period in which it is incurred.

(j) Income tax

Income tax comprises current and deferred taxes. Income tax relating to items recognized outside profit or loss is recognized either in other comprehensive income or directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted, by the end of the reporting period, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences (with limited exceptions) while deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

(k) Provisions and contingent liabilities

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the end of the reporting period, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the income statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(l) Impairment of assets

An assessment is made at the end of each reporting period as to whether there is any indication of impairment of assets including property, plant and equipment, certain investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years.

A reversal of such an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(m) Accounting for acquisition and disposal

(I) Results

The results of subsidiary or associated companies acquired or disposed of are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated income statement.

In the case of associated companies and joint ventures, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated statement of financial position.

(n) Foreign currencies

(I) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Financial Statements are presented in the currency of United States dollars, which is the Company's functional and presentation currency.

(II) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement (except for those which will be refunded or billed to customers through billings as approved by governments under service concession arrangements). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(III) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period;

(ii) income and expenses for each income statement are translated at the average exchange rates; and

(iii) all resulting exchange differences are recognized in other comprehensive income. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(IV) Statement of cash flows

For the purpose of the consolidated statement of cash flows, the cash flows of overseas subsidiary companies are translated into United States dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries and jointly-controlled entities which arise throughout the year are translated into United States dollars at the average exchange rates of the year.

(o) Turnover and revenue recognition

Turnover represents the amounts received and receivable from the sale of goods and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

Construction revenue is recognized by reference to the stages of completion. Dividend income is recognized when the Group's right to receive payment has been established. Interest income is recognized as it accrues taking into account the principal amount outstanding and the effective interest rate.

(p) Segmental information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group), whose operating results are regularly reviewed by the Group's chief operating decision-maker who make decisions about how resources are to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process.

(q) Leases

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the income statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned by the Group.

(r) Employee benefits

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the income statement as and when they occur.

(II) *Long service payments*

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the end of the reporting period.

(III) *Equity-settled transactions*

The cost of equity-settled transactions with employees is measured by reference to the fair value of the share options at the date at which they are granted. Fair value is determined using an option pricing model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified if the original terms of the award are met. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

(IV) *Cash-settled transactions*

The Group's associated companies grant share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the income statement.

(V) *Paid leave carried forward*

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the end of the reporting period is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the end of the reporting period for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(s) Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the income statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(t) Financial assets and financial liabilities

The Group recognizes a financial asset or a financial liability in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument and derecognizes a financial asset when the Group no longer controls the contractual rights to the cash flows that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the end of the reporting period. In the case of a regular way purchase or sale of financial assets, recognition or derecognition, as applicable, is done using the trading date accounting, which means the accounting based on the date that the Group commits to purchase or sell the asset.

Financial assets within the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other three categories.

A financial asset or financial liability can be designated as a financial asset or financial liability at fair value through profit or loss only upon its initial recognition. The Group may use this designation only in the case of a contract containing one or more embedded derivatives (as described below) or when doing so results in more relevant information, because either

(i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis; or

(ii) a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel.

For a contract containing one or more embedded derivatives, the Group may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless:

(i) the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or

(ii) it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits that holder to prepay the loan for approximately its amortized cost.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair value through profit or loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in other comprehensive income is included in the income statement. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Amortized cost for held-to-maturity investments is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortization of discounts and premiums is taken directly to the consolidated income statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as "at fair value through profit or loss" at origination, are taken directly to the income statement. Changes in the fair value of available-for-sale financial assets are recognized as other comprehensive income, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

A financial instrument is classified as a financial liability or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset is impaired.

(I) *Assets carried at amortized cost*

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the income statement.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance amount. If a future write-off is later recovered, the recovery is credited to the income statement.

(II) *Assets carried at cost*

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(III) *Available-for-sale financial assets*

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

(u) Derivative instruments

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction, which is the subject of the hedge, must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For the purpose of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly as other comprehensive income in the hedging income and the ineffective portion is recognized in the consolidated income statement in borrowing costs. The gains or losses that are accumulated in other comprehensive income are transferred to the income statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement.

(v) Dividends

Final dividends proposed by the Directors are recognized as a liability when they have been approved by the shareholders and declared in an annual general meeting.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and bye-laws grant the Directors the authority to declare interim dividends. Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

(w) Related parties

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(II) the party is an associate;

(III) the party is a joint venture in which the entity is a venturer;

(IV) the party is a member of the key management personnel of the Group;

(V) the party is a close member of the family of any individual referred to in (I) or (IV);

(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or

(VII) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

(x) Non-current assets or disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

3. Significant Accounting Judgments and Estimates

The preparation of the Group's Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

(A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

(a) Classification of financial assets and financial liabilities

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2(D)(t).

(b) Service concession arrangements

In applying HK(IFRIC)-Int 12 for the service concession arrangements of Maynilad Water Services, Inc. (Maynilad) and Manila North Tollways Corporation (MNTC), the Group has made judgments that these arrangements qualify for the application of the intangible asset model. Details of the Group's accounting policy in respect of intangible assets (other than goodwill) are set out in Note 2(D)(h).

(B) Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimating useful lives and residual values of property, plant and equipment

The Group estimates the useful lives and residual values of its property, plant and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property, plant and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property, plant and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property, plant and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

(b) Estimating useful lives of brands

The Group estimates the useful lives of the brands for its various milk-related products. The estimated useful lives of the brands are reviewed annually and are updated if expectations differ from previous estimates due to changes in market situations or other limits. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group's brands would increase its recorded amortization expenses and decrease its other intangible assets.

(c) Assets impairment

Hong Kong GAAP requires that an impairment review should be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such assets may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which is subject to a periodic impairment test.

Determining the fair value of property, plant and equipment, plantations, and intangible assets (other than goodwill) at the date of acquisition of business, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property, plant and equipment associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

(d) Deferred tax assets

The Group reviews the carrying amounts at the end of each reporting period and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

(e) Financial assets and liabilities

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit or loss and equity.

(f) Estimating allowances for accounts receivable

The Group estimates the allowance for accounts receivable based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provides. Firstly, the Group evaluates specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Secondly, a provision is established as a certain percentage of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for accounts receivable would increase its recorded operating expenses and decrease its assets.

(g) Estimating allowances for inventories

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e., whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

(h) Pension and other retirement benefits

The determination of the Group's obligation and cost for defined benefits is performed by independent actuaries engaged by the Group and dependent on the selection of certain assumptions used by them in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the income statement as and when they occur. While the Group believes that the actuaries' assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

(i) Measurement of fair value of plantations

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. The determination of such fair value less estimated point-of-sale costs is performed by independent valuers engaged by the Group. Significant components of fair value measurement were determined using assumptions including the average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit or loss and equity.

(j) Equity-settled share option expense

Hong Kong GAAP requires that the Group measures its share options at fair value at the date at which they are granted, which requires extensive use of accounting estimates. The determination of such fair value is performed by an independent valuer engaged by the Group. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and the average risk-free interest rate. The amount of fair value determined at the date of which the options are granted would differ if the Group utilized different assumptions. Any changes in fair value of the share options determined at the date of which they are granted would affect directly the Group's profit or loss in subsequent periods when these fair values are recognized as expenses over the share options' vesting period.

4. Turnover and Segmental Information

US$ millions	2009	2008
Turnover		
Sale of goods	**3,511.8**	3,896.9
Rendering of services	**413.8**	208.4
Total	**3,925.6**	4,105.3

Segmental Information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group), whose operating results are regularly reviewed by the Group's chief operating decision maker who makes decisions about how resources are to be allocated to the segment and assesses its performance, and for which discrete financial information is available to him.

The Board of Directors considers the business from both product or service and geographical perspectives. From the product or service perspective, the Group business interests are divided into four main segments, which are telecommunications, infrastructure, consumer food products and natural resources. Geographically, the Board of Directors considers the businesses of the Group are operating in the Philippines and Indonesia. Details of the Group's principal investments are provided on the inside back cover.

The Board of Directors assesses the performance of the operating segments based on a measure of recurring profit. This measurement basis measures the profit attributable to owners of the parent excluding the effects of foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items. Non-recurring items represent certain items, through occurrence or size, which are not considered as usual operating items.

The revenue, results and other information for the years ended 31 December 2009 and 2008, and total assets and total liabilities at 31 December 2009 and 2008 regarding the Group's reportable businesses are as follows.

By Principal Business Activity – 2009

	The Philippines			Indonesia		
For the year ended/at 31 December US$ millions	Telecom–munications	Infrastructure	Natural Resources	Consumer Food Products	Head Office	**2009 Total**
Revenue						
Turnover	–	336.9	–	3,588.7	–	**3,925.6**
Results						
Recurring profit	205.3	33.0	7.7	89.2	(48.6)	**286.6**
Assets and Liabilities						
Associated companies and joint ventures	1,050.8	568.8	441.2	3.7	3.5	**2,068.0**
Other assets	–	2,214.1	–	4,882.1	233.1	**7,329.3**
Total assets	1,050.8	2,782.9	441.2	4,885.8	236.6	**9,397.3**
Borrowings	–	926.1	–	1,837.7	921.5	**3,685.3**
Other liabilities	–	571.4	–	1,008.7	92.8	**1,672.9**
Total liabilities	–	1,497.5	–	2,846.4	1,014.3	**5,358.2**
Other Information						
Depreciation and amortization	–	68.8	–	108.7	0.4	**177.9**
Interest income	–	10.5	–	15.6	1.4	**27.5**
Interest expenses	–	(83.9)	–	(149.0)	(24.9)	**(257.8)**
Share of profits less losses of associated companies and joint ventures	210.9	9.1	12.5	0.3	0.6	**233.4**
Taxation	–	1.0	–	(132.5)	(12.2)	**(143.7)**
Additions to non-current assets (other than financial instruments and deferred tax assets)	–	162.2	–	363.4	2.3	**527.9**

By Principal Business Activity – 2008

For the year ended/at 31 December US$ millions	The Philippines Telecom-munications	 Infrastructure	 Natural Resources	Indonesia Consumer Food Products	Head Office	2008 Total
Revenue						
Turnover	–	112.8	–	3,992.5	–	4,105.3
Results						
Recurring profit	211.0	7.4	(1.6)	87.6	(65.2)	239.2
Assets and Liabilities						
Associated companies and joint ventures	1,040.5	48.0	95.1	15.4	3.3	1,202.3
Other assets	–	1,940.6	–	4,039.9	16.2	5,996.7
Total assets	1,040.5	1,988.6	95.1	4,055.3	19.5	7,199.0
Borrowings	–	677.7	–	1,696.6	784.4	3,158.7
Other liabilities	–	745.0	–	862.7	57.4	1,665.1
Total liabilities	–	1,422.7	–	2,559.3	841.8	4,823.8
Other Information						
Depreciation and amortization	–	(29.4)	–	(76.6)	(0.5)	(106.5)
Interest income	–	9.9	–	17.4	7.5	34.8
Interest expenses	–	(27.5)	–	(120.6)	(37.2)	(185.3)
Share of profits less losses of associated companies and joint ventures	194.8	(1.2)	(1.2)	0.5	–	192.9
Taxation	–	1.3	–	(53.3)	(9.4)	(61.4)
Additions to non-current assets (other than financial instruments and deferred tax assets)	–	1,443.1	–	827.4	–	2,270.5

A reconciliation between profit before taxation as shown in the consolidated income statement and recurring profit is as follows.

US$ millions	**2009**	2008
Profit before taxation		
– Continuing operations	**804.0**	397.4
– A discontinued operation	**0.1**	1.3
Exclusion of:		
– Foreign exchange and derivative (gains)/losses (Note 9)	**(75.2)**	100.9
– (Gain)/loss on changes in fair value of plantations (Note 6)	**(60.2)**	97.7
– Non-recurring items	**(49.8)**	(23.3)
Deduction of attributable taxation and minority interest	**(332.3)**	(334.8)
Recurring profit	**286.6**	239.2

5. Net Borrowing Costs

US$ millions	2009	2008
Bank loans and other loans		
– Wholly repayable within five years	**191.5**	163.6
– Not wholly repayable within five years	**67.0**	21.7
Less: Borrowing costs capitalized in other intangible assets	**(0.7)**	–
Total Borrowing Costs	**257.8**	185.3
Less: Interest income	**(27.5)**	(34.8)
Net Borrowing Costs	**230.3**	150.5

The capitalization rate of borrowings costs for 2009 was 3.6% (2008: Nil).

6. Profit Before Taxation

US$ millions	Notes	2009	2008
Profit Before Taxation is Stated after (Charging)/Crediting(i)			
Cost of inventories sold		**(1,959.1)**	(2,470.1)
Employees' remuneration	35(A)	**(376.5)**	(347.3)
Cost of services rendered		**(205.4)**	(96.7)
Depreciation	12	**(94.2)**	(79.2)
Amortization of other intangible assets	17	**(83.7)**	(27.3)
Operating lease rentals			
– Land and buildings		**(13.7)**	(8.6)
– Hire of plant and equipment		**(4.4)**	(3.6)
(Loss)/gain on sale of property, plant and equipment		**(9.6)**	0.6
Recognition of prepaid land premiums	19	**(8.1)**	(7.1)
Impairment losses			
– Accounts receivable(ii)	18(C)	**(7.3)**	(7.0)
– Property, plant and equipment	12	**(5.1)**	–
– Associated companies and joint ventures(iii)		**–**	(36.4)
– Goodwill(iii)	16	**–**	(0.5)
Loss on change in fair value of asset held for sale		**(2.8)**	–
Auditors' remuneration			
– Audit services		**(2.1)**	(2.1)
– Other services		**(0.3)**	(0.6)
Gain on dilution of interest in subsidiary companies		**84.7**	18.9
Foreign exchange and derivative gains/(losses), net	9	**72.6**	(83.2)
Gain/(loss) on changes in fair value of plantations	13	**60.2**	(97.7)
Realized gain on sale of available-for-sale assets		**3.6**	0.1
Gain on divestment and dilution of interest in an associated company		**1.2**	9.8
Dividend income from available-for-sale assets		**0.1**	0.5

(i) Includes amounts (charged)/credited in respect of a discontinued operation
(ii) Included in distribution costs
(iii) Included in other operating income/(expenses), net

7. Taxation

No Hong Kong profits tax (2008: Nil) has been provided as the Group had no estimated assessable profits (2008: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

US$ millions	**2009**	2008
Subsidiary Companies – Overseas		
Current taxation (Note 28)	**144.7**	121.6
Deferred taxation (Note 21)	**(1.0)**	(60.2)
Total	**143.7**	61.4

Included within the share of profits less losses of associated companies and joint ventures is taxation of US$84.3 million (2008: US$93.7 million) and which is analyzed as follows.

US$ millions	**2009**	2008
Associated Companies and Joint Ventures – Overseas		
Current taxation	**78.3**	94.9
Deferred taxation	**6.0**	(1.2)
Total	**84.3**	93.7

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated income statement is as follows.

	2009		2008	
US$ millions		**%**		%
Profit Before Taxation	**804.0**		397.4	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	**245.0**	**30.5**	140.6	35.4
Tax effect of:				
– Non-deductible expenses	**0.9**	**0.1**	6.0	1.5
– Income not subject to tax	**(24.9)**	**(3.1)**	(32.5)	(8.2)
– Share of profits less losses of associated companies and joint ventures	**(32.3)**	**(4.0)**	(32.8)	(8.3)
– Others	**(45.0)**	**(5.6)**	(19.9)	(4.9)
Taxation	**143.7**	**17.9**	61.4	15.5

8. A Discontinued Operation

Following a strategic review of MPIC's businesses which focuses on core infrastructure, MPIC's directors decided in late 2008 to divest its interest in the property business, Landco Pacific Corporation (Landco), which was operated by MPIC. As at 31 December 2008, the Group's investment in Landco was classified as a disposal group held for sale. In June 2009, MPIC disposed of 17.0% interest in Landco for Pesos 203 million (US$4.2 million), thereby reducing its interest in Landco from 51.0% to 34.0%. Following this transaction, the Group's remaining 34.0% interest in Landco was classified under assets held for sale.

9. Profit Attributable to Owners of the Parent

The profit attributable to owners of the parent includes US$23.7 million of net foreign exchange and derivative gains (2008: losses of US$46.9 million), which represent the foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives, US$10.0 million of gain (2008: loss of US$16.0 million) on changes in fair value of plantations and US$81.3 million (2008: US$24.5 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative Gains/(Losses)

US$ millions	**2009**	2008
Foreign exchange and derivative gains/(losses)		
– Subsidiary companies (Note 6)	**72.6**	(83.2)
– Associated companies and joint ventures	**2.6**	(17.7)
Subtotal (Note 4)	**75.2**	(100.9)
Attributable to taxation and minority interest	**(51.5)**	54.0
Total	**23.7**	(46.9)

The non-recurring gains of US$81.3 million for 2009 mainly represent gains on dilution of the Group's interest in MPIC. The non-recurring gains of US$24.5 million for 2008 mainly include (i) a gain on dilution of the Group's interest in Indofood of US$18.9 million (ii) a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million (iii) MPIC's gains arising from increase in interests in Maynilad and MDI totaling US$13.4 million (iv) a gain of US$10.5 million from a reduction in Indofood's deferred tax liabilities due to reduction in future tax rates and (v) MPIC's gain on sale of assets of US$3.9 million, partly offset by a Group's impairment provision of US$36.4 million in respect of its investment in Philex.

Included within the profit attributable to owners of the parent for the year ended 31 December 2009 is a profit of US$5.1 million (2008: US$51.2 million) attributable to the Company.

10. Ordinary Share Dividends

	U.S. cents per ordinary share		US$ millions	
	2009	2008	**2009**	2008
Interim	**0.51**	0.38	**16.5**	12.3
Proposed final	**1.03**	0.77	**39.6**	24.7
Total	**1.54**	1.15	**56.1**	37.0

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

11. Earnings Per Share Attributable to Owners of the Parent

The calculation of basic earnings per share is based on the profit for the year attributable to owners of the parent of US$401.6 million (2008: US$200.8 million), and the weighted average number of ordinary shares of 3,428.5 million (2008: 3,397.7 million (Restated)) in issue during the year.

The calculation of diluted earnings per share is based on: (i) the profit for the year attributable to owners of the parent of US$401.6 million (2008: US$200.8 million) reduced by the dilutive impact of US$6.8 million (2008: US$0.3 million) in respect of the exercise of share options issued by its associated companies and, for 2008 only, US$6.1 million in respect of the convertible notes issued by its previous joint venture DMWC (which has become a subsidiary company since July 2008) and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,428.5 million (2008: 3,397.7 million (Restated)) in issue during the year (as used in the basic earnings per share calculation) and the weighted average number of ordinary shares of 50.6 million (2008: 57.0 million (Restated)) assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

12. Property, Plant and Equipment

US$ millions	Land and buildings	Machinery, equipment and vessels	**Consolidated**
Cost			
At 1 January 2009	289.8	976.5	**1,266.3**
Exchange translation	52.2	174.3	**226.5**
Additions	50.9	170.9	**221.8**
Disposals	(1.7)	(32.9)	**(34.6)**
At 31 December 2009	391.2	1,288.8	**1,680.0**
Accumulated Depreciation and Impairment			
At 1 January 2009	84.7	373.2	**457.9**
Exchange translation	14.9	68.3	**83.2**
Charge for the year (Note 6)	17.4	76.8	**94.2**
Impairment (Note 6)	–	5.1	**5.1**
Disposals	(0.9)	(18.5)	**(19.4)**
At 31 December 2009	116.1	504.9	**621.0**
Net Book Amount at 31 December 2009	275.1	783.9	**1,059.0**

US$ millions	Land and buildings	Machinery, equipment and vessels	Consolidated
Cost			
At 1 January 2008	316.2	934.2	1,250.4
Exchange translation	(46.3)	(152.4)	(198.7)
Additions	9.0	151.0	160.0
Acquisition of subsidiary companies	30.2	62.5	92.7
Disposals	(14.1)	(16.7)	(30.8)
Reclassification	(5.2)	(2.1)	(7.3)
At 31 December 2008	289.8	976.5	1,266.3
Accumulated Depreciation and Impairment			
At 1 January 2008	86.5	379.8	466.3
Exchange translation	(13.3)	(59.2)	(72.5)
Charge for the year (Note 6)	14.7	64.5	79.2
Disposals	(1.9)	(8.7)	(10.6)
Reclassification	(1.3)	(3.2)	(4.5)
At 31 December 2008	84.7	373.2	457.9
Net Book Amount at 31 December 2008	205.1	603.3	808.4

(A) The principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold buildings	Lesser of period of lease, and 2.5% to 20.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property, plant and equipment with a net book amount of US$53.4 million (2008: US$213.5 million) were pledged as security for certain of the Group's banking facilities (Note 27(D)).

13. Plantations

US$ millions	Consolidated 2009	2008
At 1 January	**744.5**	881.5
Exchange translation	**135.8**	(121.6)
Additions	**68.7**	76.7
Acquisition of subsidiary companies	**–**	5.6
Gain/(Loss) on changes in fair value less estimated point-of-sale costs, net (Note 6)	**60.2**	(97.7)
At 31 December	**1,009.2**	744.5

Physical measurement of oil palm, rubber and other plantations at 31 December is as follows.

Hectares	Consolidated 2009	2008
Oil palm		
– Mature plantations	**132,560**	124,169
– Immature plantations	**61,053**	58,944
Rubber		
– Mature plantations	**17,263**	17,873
– Immature plantations	**4,475**	4,537
Sugar, cocoa, tea and others		
– Mature plantations	**11,643**	7,044
– Immature plantations	**727**	761
Total	**227,721**	213,328

(A) The Group's plantations mainly represent palm trees and rubber trees owned by Indofood. The palm trees are planted for the production of FFB, which are used in the production of CPO and PKO. The rubber trees are planted for the production of cup lump. The fair values of oil palm plantations are determined by an independent valuer, PT Asian Appraisal Indonesia, using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market. The fair values of rubber plantations are determined by an independent valuer, PT Asian Appraisal Indonesia, using the discounted future cash flows of the underlying plantations. The expected future cash flows of the rubber plantations are determined using the forecast market price of cup lump which is based on the projected selling price of Rubber Smoke Sheet 1 (RSS1). Significant assumptions made in determining the fair value of the plantations are:

(a) No new planting/re-planting activities are assumed.

(b) The palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining years as mature. The rubber trees have an average life of that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature.

(c) The yield per hectare of palm trees is based on guidelines from the Indonesian Oil Palm Research Institute which varies with the average age of palm trees. The yield per hectare of rubber trees is based on estimation made by Indofood's agronomists and reviewed by an independent valuer.

(d) The discount rates of 19.2% (2008: 19.3%) and 18.6% (2008: 18.2%), which represent the respective asset specific rates for Indofood's palm trees and rubber trees plantation operations, were applied in the discounted cash flow calculations.

(e) The projected selling price of CPO over the projection period is based on the World Bank forecasts for 2009 valuation (2008: consensus of reputable independent forecasting service firms for the short-term period and on the studies of historical actual CPO prices for the last 20 years and World Bank forecasts for the remaining projection period). The projected selling price of RSS1 over the projected period is based on World Bank forecasts and actual historical selling prices of the Group.

(B) During 2009, Indofood's palm trees produced 2.6 million tonnes (2008: 2.5 million tonnes) of FFB and rubber trees produced 28.3 thousand tonnes (2008: 28.1 thousand tonnes) of cup lump. The fair values of FFB and rubber harvested during 2009, determined at the point of harvest, amounted to US$253.5 million (2008: US$342.4 million) and US$40.1 million (2008: US$54.4 million), respectively.

(C) Plantations with a net book amount of US$59.4 million (2008: US$421.5 million) were pledged as security for certain of the Group's banking facilities (Note 27(D)).

14. Subsidiary Companies

	Company	
US$ millions	**2009**	2008
Unlisted shares at cost	**1,128.3**	1,176.6
Less provision for impairment loss	**(132.1)**	(180.4)
Total	**996.2**	996.2

The Company's listed subsidiary companies are held through intermediate holding companies.

(A) The amounts due from subsidiary companies are unsecured, bear interest at a range of 0% to 3.3% per annum (2008: 0% to 7.3% per annum) and repayable within one year. The carrying value of the Company's amounts due from subsidiary companies approximates to their fair value.

(B) The amounts due to subsidiary companies are unsecured, bear interest at a range of 0% to 2.9% per annum (2008: 0% to 6.8% per annum) and repayable within one year. The carrying value of the Company's amounts due to subsidiary companies approximates to their fair value.

(C) The loans from subsidiary companies are unsecured, bear interest at a range of 1.4% to 2.9% per annum (2008: 2.9% to 7.1% per annum) and not repayable within one year. The carrying value of the Company's loans from subsidiary companies approximates to their fair value.

(D) Details of the principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

15. Associated Companies and Joint Ventures

US$ millions	Associated Companies		Joint ventures		Consolidated	
	2009	2008	**2009**	2008	**2009**	2008
Shares, at cost						
– Listed	**2,791.9**	1,983.0	**–**	–	**2,791.9**	1,983.0
– Unlisted	**91.7**	102.5	**10.5**	2.7	**102.2**	105.2
Share of post-acquisition reserves (Note 31)	**(824.5)**	(884.8)	**(1.6)**	(1.1)	**(826.1)**	(885.9)
Total	**2,059.1**	1,200.7	**8.9**	1.6	**2,068.0**	1,202.3

(A) At 31 December 2009, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2009, the market valuation of listed investments was US$4,220.1 million (2008: US$2,281.6 million) based on quoted market prices and the net dividends received during 2009 amounted to US$210.6 million (2008: US$211.9 million).

(C) Details of the Group's principal associated companies, PLDT and Philex, which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

(D) PLDT was incorporated under the laws of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending in 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunication service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(E) Philex was incorporated under the laws of the Philippines in 1995 to engage in mining activities. Philex is primarily engaged in large-scale exploration, development and utilization of mineral resources. Philex has operated for the past 51 years at the deposit at Padcal (Tuba Benguet Province, Island of Luzons) and owns the deposit at Boyongan and Bayugo (Surogao del Norte, the Northern of Mindanao) (the Silangan Project), which is currently under the development stage, for producing gold, copper and silver as its principal products.

(F) Meralco was incorporated under the laws of the Philippines in 1903 and granted a franchise to provide electric power distribution services in the Philippines. In June 2003, Meralco was granted a new 25-year franchise to construct, operate, and maintain an electric distribution system in the cities and municipalities of Bulacan, Cavite, Metro Manila, and Rizal and certain cities, municipalities, and barangays in Batangas, Laguna, Pampanga, and Quezon. Meralco is subject to the rate-making regulations and regulatory policies of the Energy Regulatory Commission.

In September 2009, MPIC and Philipino Telephone Corporation (Piltel) (an indirect subsidiary company of PLDT), which owned approximately 14.5% and 20% equity interests in Meralco, entered into an agreement (Meralco Shareholders' Agreement) to formalize their arrangement to "vote as one" with regard to their combined holdings of shares of Meralco. The salient provisions of the Meralco Shareholders' Agreement are that (a) MPIC and Piltel will pool their votes in the general meetings of the shareholders of Meralco for the election of nominees to the board of Meralco, and MPIC will always have at least one nominee director (as entitled to and in proportionate to its shareholding in Meralco), (b) MPIC and Piltel undertake to always consult with each other and arrive at a common position (hence, casting a common vote) on all matters in respect of their capacity as shareholders of Meralco and (c) MPIC and Piltel will procure their respective nominee directors to always vote as a bloc for all matters in every board meeting of Meralco (the board Meralco has a total of 11 board members, of which MPIC and Piltel are represented by 1 member and 2 members, respectively). Based on the provisions in the Meralco Shareholders' Agreement, notwithstanding that MPIC has less than a 20% equity interest in Meralco, MPIC accounted for Meralco as an associate in view of the significant influence MPIC has in Meralco.

(G) Additional financial information in respect of the Group's principal associated companies, PLDT, Philex and Meralco, as prepared under Hong Kong GAAP, is set out below.

US$ millions	PLDT 2009	PLDT 2008	Philex[(i)] 2009	Philex[(i)] 2008	Meralco[(ii)] 2009
Operating Results					
Turnover	**3,046.7**	3,197.4	**204.2**	2.1	**840.1**
Profit/(loss) before taxation	**1,123.1**	1,164.2	**60.8**	(3.6)	**28.0**
Profit/(loss) after taxation	**823.1**	752.8	**48.1**	(4.1)	**12.2**
Profit for the Year/Period	**816.6**	737.9	**50.1**	(2.7)	**10.5**
Net Assets					
Current assets	**1,392.7**	1,389.6	**107.1**	260.6	**981.4**
Non-current assets	**4,805.2**	3,931.7	**534.9**	360.2	**3,359.3**
Total Assets	**6,197.9**	5,321.3	**642.0**	620.8	**4,340.7**
Current liabilities	**(1,602.1)**	(1,377.4)	**(25.0)**	(123.7)	**(925.3)**
Non-current liabilities and provisions	**(2,468.0)**	(1,805.6)	**(124.6)**	(100.7)	**(1,787.2)**
Total Liabilities	**(4,070.1)**	(3,183.0)	**(149.6)**	(224.4)	**(2,712.5)**
Minority interest	**(11.9)**	(30.2)	**(15.2)**	(31.8)	**(81.7)**
Net Assets at 31 December	**2,115.9**	2,108.1	**477.2**	364.6	**1,546.5**

(i) Information in respect of Philex only relates to 28 November 2008 (date becoming an associated company of the Group) and after.
(ii) Information in respect of Meralco only relates to 6 October 2009 (date becoming an associated company of the Group) and after.

(H) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc., an associated company, because the share of losses of this associated company fully eroded the Group's investment. The amounts of the Group's unrecognized share of losses of this associated company for the current year and cumulatively were US$0.1 million (2008: US$0.6 million) and US$8.8 million (2008: US$8.7 million), respectively.

16. Goodwill

US$ millions	Consolidated 2009	2008
At 1 January	**675.6**	347.2
Adjustment for acquisition in the prior year	**(0.7)**	–
Exchange translation	**82.0**	(52.3)
Increased investments in subsidiary companies	**18.3**	27.1
Acquisition of subsidiary companies	**–**	354.1
Impairment (Note 6)	**–**	(0.5)
Net Book Amount at 31 December	**775.2**	675.6

(A) Goodwill is allocated to the Group's cash-generating units identified according to the business and geographical segments. The goodwill amounts at 31 December 2009 and 31 December 2008 relate to (a) Indofood's businesses (principally plantations and dairy) which contribute to the Group's consumer food products business segment located in Indonesia and (b) MPIC's businesses (water distribution and toll roads) which contribute to the Group's infrastructure business segment located in the Philippines.

(B) In assessing the impairment for goodwill, the Group compares the carrying amount of the underlying assets against their recoverable amounts (the higher of the assets' fair value less costs to sell and their value in use). The recoverable amounts of Indofood's and MPIC's businesses have been determined based on fair value less costs to sell or value in use calculations using cash flow projections covering periods from 4 years up to 10 years (for the plantation companies) for Indofood's businesses, 28 years for MPIC's water distribution and toll roads businesses. The discount rates applied to cash flow projections range from 12.9% to 18.6% (2008: 15.7% to 20.6%) for Indofood's businesses, 14.1% (2008: 9.2%) for MPIC's water distribution business and 12.5% for MPIC's toll roads business, which reflect specific risks relating to the relevant businesses.

In the assessment of the recoverable amount of Indofood's plantation businesses, the projected selling price of CPO over the projection period is based on the World Bank forecasts for 2009 valuation (2008: consensus of reputable independent forecasting service firms for the short-term period and on the studies of the historical actual CPO prices for the last 20 years and World Bank forecasts for the remaining projection period), while the projected selling price of RSS1 over the projection period is based on World Bank forecasts and actual historical selling prices of the Group. The cash flows beyond the projection periods are extrapolated using an estimated growth rate of 5.0%, which does not exceed the long term average growth rate of the industry and country in which the businesses operate.

In the assessment of the recoverable amount of Indofood's dairy businesses, their value in use were calculated based on their cash flow projections as per the most recent financial budgets and forecasts, which management believes are reasonable and are management's best estimates of the ranges of economic condition that will exist over the forecast period. The cash flows beyond the projection periods are extrapolated using an estimated growth rate of 5.0%, which does not exceed the long term average growth rate of the industry and country in which the businesses operate.

In the assessment of the recoverable amount of MPIC's water distribution and toll roads businesses, their value in use were calculated based on their cash flow projections as per the most recent financial budgets and forecasts, which management believes are reasonable and are management's best estimates of the ranges of economic condition that will exist over the forecast period.

Changes to the above assumptions used by the management to determine the recoverable amounts can have significant impact on the results of the assessment. Management is of the opinion that no reasonably possible change in any of the key assumptions stated above would cause the carrying amount of the goodwill for each of the cash-generating units to materially exceed the recoverable amounts.

(C) In November 2008, MPIC acquired a 99.8% interest in First Philippine Infrastructure, Inc. (FPII) at a total consideration of approximately US$251.7 million. FPII was subsequently renamed as Metro Pacific Tollways Corporation (MPTC). MPTC owns an interest of approximately 67.1% in Manila North Tollways Corporation (MNTC). MNTC was granted a concession in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related and non-toll-related income in respect of the Manila North Expressway (also known as the North Luzon Expressway (NLEX)) in the Philippines. Details of MNTC's business are set out in Note 17(B). In 2008, the Group recorded the assets, liabilities and contingent liabilities of MPTC at initially assessed fair values and recognized provisional goodwill of US$118.2 million, representing the difference between MPIC's acquisition cost and the initially assessed fair value of the assets, liabilities and contingent liabilities of MPTC acquired. In 2009, MPIC finalized its assessment of the fair values of the assets, liabilities and contingent liabilities of MPTC acquired and concluded that there was no material change in the final amount of goodwill, which being only US$0.7 million less as compared to the provisional goodwill amount of US$118.2 million initially recognized in 2008.

17. Other Intangible Assets

US$ millions	Concession assets – Water distribution	Concession assets – Toll roads	Brands	**Consolidated**
Cost				
At 1 January 2009	862.0	356.1	346.0	**1,564.1**
Exchange translation	32.1	10.3	57.1	**99.5**
Additions	173.8	6.7	–	**180.5**
At 31 December 2009	1,067.9	373.1	403.1	**1,844.1**
Accumulated Amortization				
At 1 January 2009	24.1	1.5	–	**25.6**
Exchange translation	4.0	0.5	1.9	**6.4**
Charge for the year (Note 6)	52.8	12.1	18.8	**83.7**
At 31 December 2009	80.9	14.1	20.7	**115.7**
Net Book Amount at 31 December 2009	987.0	359.0	382.4	**1,728.4**

US$ millions	Concession assets – Water distribution	Concession assets – Toll roads	Brands	Consolidated
Cost				
At 1 January 2008	–	–	–	–
Acquisition of subsidiary companies	829.5	369.5	346.0	1,545.0
Exchange translation	(30.9)	(13.8)	–	(44.7)
Additions	63.4	0.4	–	63.8
At 31 December 2008	862.0	356.1	346.0	1,564.1
Accumulated Amortization				
At 1 January 2008	–	–	–	–
Charge for the year (Note 6)	25.7	1.6	–	27.3
Exchange translation	(1.6)	(0.1)	–	(1.7)
At 31 December 2008	24.1	1.5	–	25.6
Net Book Amount at 31 December 2008	837.9	354.6	346.0	1,538.5

(A) Concession assets – Water distribution represent the concession held by Maynilad for its exclusive right granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila during its concession period.

In February 1997, Maynilad entered into a concession agreement with MWSS, with respect to the MWSS West Service Area. Under the concession agreement, MWSS grants Maynilad, the sole right to manage, operate, repair, decommission and refurbish all fixed and movable assets required to provide water and sewerage services in the West Service Area for 25 years ending in 2022. In September 2009, MWSS approved an extension of its concession agreement with Maynilad for another 15 years to 2037. The legal title to all property, plant and equipment contributed to the existing MWSS system by Maynilad during the concession period remains with Maynilad until the expiration date at which time, all rights, titles and interests in such assets will automatically vest to MWSS. Under the concession agreement, Maynilad is entitled to (a) an annual standard rate adjustment to compensate for increases in the consumer price index subject to a rate adjustment limit; (b) an extraordinary price adjustment to account for the financial consequences of the occurrence of certain unforeseen events subject to grounds stipulated in the concession agreement; and (c) a rate rebasing mechanism which allows rates to be adjusted every five years to enable Maynilad to efficiently and prudently recover expenditures incurred, Philippine business taxes and payments corresponding to debt service on concession fees and Maynilad loans incurred to finance such expenditures.

(B) Concession assets – Toll roads represent the concession held by Manila North Tollways Corporation (MNTC) for its right, interests and privileges to finance, design, construct, operate and maintain toll roads, toll facilities and other facilities generating toll-related and non-toll related income in respect of the NLEX during its concession period.

In August 1995, First Philippine Infrastructure Development Corporation (FPIDC), the parent company of MNTC, entered into a joint venture agreement with Philippine National Construction Corporation (PNCC), in which PNCC assigned its rights, interests and privileges under its franchise to construct, operate and maintain toll facilities in the NLEX and its extensions, stretches, linkages and diversions in favour of MNTC, including the design, funding, construction, rehabilitation, refurbishing and modernization and selection and installation of an appropriate toll collection system therein during the concession period subject to prior approval by the President of the Philippines. In April 1998, the Philippine government, acting by and through the Toll Regulatory Board as the grantor, PNCC as the franchisee and MNTC as the concessionaire executed a Supplemental Toll Operation Agreement (STOA) whereby the Philippine government recognized and accepted the assignment by PNCC of its usufructuary rights, interests and privileges under its franchise in favor of MNTC as approved by the President of the Philippines and granted MNTC concession rights, obligations and privileges including the authority to finance, design, construct, operate and maintain the NLEX project roads as toll roads commencing upon the date the STOA comes into effect until 31 December 2030 or 30 years after the issuance of the Toll Operation Permit for the last completed phase, whichever is earlier. In October 2008, the concession agreement was extended for another seven years to 2037. Pursuant to the STOA, MNTC is required to pay franchise fees to PNCC and to pay for the government's project overhead expenses based on certain percentages of construction costs and maintenance works on the project roads. Upon expiry of the concession period, MNTC shall handover the project roads to the Philippine government without cost, free from any and all liens and encumbrances and fully operational and in good working condition, including any and all existing land required, works, toll road facilities and equipment found therein directly related to and in connection with the operation of the toll road facilities.

(C) Brands represent the brands held by PT Indolakto (Indolakto) for its various milk-related products, which includes Indomilk, Cap Enaak, Tiga Sapi, Indoeskrim, Nice and Orchid.

(D) All of the Group's concession assets and brands were acquired by the Group as part of a business combination.

(E) The useful lives for amortization:

Concession assets – Water distribution	Remaining concession life of 30 years since acquisition
Concession assets – Toll roads	Remaining concession life of 29 years since acquisition
Brands	20 years

(F) Other intangible assets with a net book amount of US$789.1 million (2008: US$544.5 million) were pledged as security for certain of the Group's banking facilities (Note 27(D)).

18. Accounts Receivable, Other Receivables and Prepayments

US$ millions	Consolidated 2009	2008
Accounts receivables	**238.4**	258.1
Other receivables	**348.5**	120.6
Prepayments	**58.8**	59.8
Total	**645.7**	438.5
Presented as:		
Non-current Portion	**6.6**	3.0
Current Portion	**639.1**	435.5
Total	**645.7**	438.5

(A) The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to their fair value. The fair value of the non-current portion of accounts receivable, other receivables and prepayments is US$6.8 million (2008: US$3.4 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 9.0% (2008: 10.5%). The weighted average effective interest rate of the non-current portion of accounts and other receivables is 8.5% (2008: 11.7%).

(B) An ageing profile of accounts receivables is analyzed as below.

US$ millions	Consolidated 2009	2008
0 to 30 days	**190.9**	204.3
31 to 60 days	**10.5**	12.0
61 to 90 days	**11.4**	6.7
Over 90 days	**25.6**	35.1
Total	**238.4**	258.1

US$ millions	Consolidated 2009	2008
Neither past due nor impaired	**195.9**	234.5
Past due but not impaired		
– 0 to 30 days past due	**8.9**	9.4
– 31 to 60 days past due	**22.0**	6.2
– 61 to 90 days past due	**11.6**	7.1
– Over 90 days past due	**–**	0.9
Total	**238.4**	258.1

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

(C) At 31 December 2009, accounts receivables of US$24.9 million (2008: US$24.8 million) were collectively impaired and fully provided for. Movements in the provision for impairment of accounts receivables were as follows.

	Consolidated	
US$ millions	**2009**	2008
At 1 January	**(24.8)**	(4.1)
Exchange translation	**7.2**	0.6
Acquisition of subsidiary companies	**–**	(14.3)
Charge for the year (Note 6)	**(7.3)**	(7.0)
At 31 December	**(24.9)**	(24.8)

(D) As the Group's accounts receivables relate to a large number of diversified customers, there is no concentration of credit risk.

(E) Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC (a) allows 60 days of credit for its water service customers and (b) collects toll fees through its associated company, Tollways Management Corporation (TMC), by cash, by prepaid and reloadable electronic toll collection devices and by credit card payment.

(F) None (2008: US$36.2 million) of the accounts receivable was pledged as security for the Group's banking facilities (Note 27(D)).

(G) Other receivables includes a notes receivable of Pesos 11.2 billion (US$242.5 million) (2008: Nil) from First Philippine Utilities Corporation, a wholly-owned subsidiary company of First Philippine Holdings Corporation. The note bears interest of 5.0% per annum and is repayable in June 2010.

19. Prepaid Land Premiums

	Consolidated	
US$ millions	**2009**	2008
At 1 January	**158.2**	151.4
Exchange translation	**39.9**	(15.8)
Recognition during the year (Note 6)	**(8.1)**	(7.1)
Acquisition of subsidiary companies	**–**	29.7
Total Prepaid Land Premiums	**190.0**	158.2
Current portion included in accounts receivable, other receivables and prepayments	**(7.0)**	(5.0)
At 31 December	**183.0**	153.2

	Consolidated	
US$ millions	**2009**	2008
Overseas, Held On:		
Leases of between 10 and 50 years	**180.8**	151.0
Leases of less than 10 years	**9.2**	7.2
Total	**190.0**	158.2

Prepaid land premiums with a net book amount of US$5.7 million (2008: US$19.3 million) were pledged as security for certain of the Group's banking facilities (Note 27(D)).

20. Available-for-sale Assets

US$ millions	Consolidated 2009	2008
Listed investments, at fair value:		
– Equity investments – Overseas	**34.9**	23.8
– Debentures with a fixed interest rate of 14.0% (2008: 14.0%) and a maturity date of 1 October 2014 (2008: 1 October 2014) – Overseas	**0.3**	0.3
Unlisted investments, at cost less impairment provisions:		
– Equity investments – Overseas	**5.2**	32.8
Unlisted investments, at fair value:		
– Club debentures – Hong Kong	**2.1**	1.7
Total	**42.5**	58.6
Presented as:		
Non-Current Portion	**2.1**	1.7
Current Portion	**40.4**	56.9
Total	**42.5**	58.6

The fair values of the listed equity investments and debentures are based on quoted market prices. The fair value of the unlisted investments in club debentures has been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of the available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the end of the reporting period.

21. Deferred Tax

The movements in deferred tax assets during the year are as follows.

US$ millions	Tax loss carry forward	Allowance for doubtful accounts	Liabilities for employee retirement benefits	Others	**Consolidated**
Deferred Tax Assets					
At 1 January 2009	9.2	2.0	17.0	10.5	**38.7**
Exchange translation	2.0	0.1	2.3	1.3	**5.7**
Credit/(charge) to the income statement (Note 7)	5.5	(1.6)	(1.6)	11.6	**13.9**
At 31 December 2009	16.7	0.5	17.7	23.4	**58.3**

US$ millions	Tax loss carry forward	Allowance for doubtful accounts	Liabilities for employee retirement benefits	Others	Consolidated
Deferred Tax Assets					
At 1 January 2008	7.6	1.3	22.3	13.8	45.0
Exchange translation	(1.4)	(0.2)	(2.3)	(2.2)	(6.1)
Acquisition of subsidiary companies	–	–	4.7	13.3	18.0
Credit/(charge) to the income statement	3.0	0.9	(7.7)	(10.5)	(14.3)
Transfer from provision for taxation (Note 28)	–	–	–	5.4	5.4
Reclassification [(i)]	–	–	–	(9.3)	(9.3)
At 31 December 2008	9.2	2.0	17.0	10.5	38.7

(i) To assets of a disposal group classified as held for sale

The movements in deferred tax liabilities during the year are as follows.

US$ millions	Allowance in excess of related depreciation of property, plant and equipment	Brands	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	**Consolidated**
Deferred Tax Liabilities						
At 1 January 2009	(155.9)	(86.5)	(67.0)	(22.3)	(32.3)	**(364.0)**
Exchange translation	(10.7)	(8.9)	(8.2)	–	(1.4)	**(29.2)**
Credit/(charge) to the income statement (Note 7)	(15.7)	(1.8)	(15.4)	(13.7)	33.7	**(12.9)**
Transfer to provision for taxation (Note 28)	–	–	–	10.8	–	**10.8**
At 31 December 2009	(182.3)	(97.2)	(90.6)	(25.2)	–	**(395.3)**

US$ millions	Allowance in excess of related depreciation of property, plant and equipment	Brands	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated
Deferred Tax Liabilities						
At 1 January 2008	(184.3)	–	(103.1)	(22.0)	(1.4)	(310.8)
Exchange translation	21.8	–	11.6	2.1	14.9	50.4
Acquisition of subsidiary companies	(11.7)	(86.5)	–	–	(79.0)	(177.2)
Credit/(charge) to the income statement	18.3	–	24.5	(2.4)	33.4	73.8
Transfer from provision for taxation (Note 28)	–	–	–	–	(5.2)	(5.2)
Reclassification[i]	–	–	–	–	5.0	5.0
At 31 December 2008	(155.9)	(86.5)	(67.0)	(22.3)	(32.3)	(364.0)

(i) To liabilities directly associated with assets classified as held for sale

Pursuant to the Philippines and Indonesian income tax laws, withholding taxes of 10% to 15% is levied on dividends declared to foreign investors. The Group is therefore liable to withholding taxes on dividends distributed by its subsidiary and associated companies in the Philippines and Indonesia. The Group had fully recognized the deferred tax for the withholding taxes that would be payable on unremitted earnings that are subject to withholding taxes of its associated companies established in the Philippines. However, except for those earnings to be distributed as dividends, no deferred tax had been recognized for withholding taxes that would be payable on the unremitted earnings of the Group's subsidiary companies established in the Philippines and Indonesia. In the opinion of the Directors, it is not probable that these subsidiary companies will distribute such earnings in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiary companies in the Philippines and Indonesia for which deferred tax liabilities have not been recognized totaled approximately US$32.8 million at 31 December 2009 (2008: US$22.5 million).

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

22. Other Non-current Assets

US$ millions	Consolidated 2009	2008
Deposits for acquisition of assets	**125.4**	96.4
Claims for tax refund	**67.1**	7.5
Deferred charges	**1.6**	7.2
Others	**111.8**	106.0
Total	**305.9**	217.1

(A) The deposits for acquisition of assets mainly represent Indofood's deposits for the acquisition of vessels and certain land rights.

(B) The claims for tax refund relates to the tax payment in advance made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

(C) The deferred charges mainly represent deferred costs and expenses relating to Indofood's system implementation.

(D) Other non-current assets with a net book amount of US$8.7 million (2008: US$2.1 million) were pledged as security for certain of the Group's banking facilities (Note 27(D)).

23. Cash and Cash Equivalents

	Consolidated		Company	
US$ millions	**2009**	2008	**2009**	2008
Cash at banks and on hand	**751.4**	478.1	**129.6**	34.5
Short-term time deposits	**185.2**	147.8	**132.6**	11.4
Total	**936.6**	625.9	**262.2**	45.9

(A) Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

(B) Cash and cash equivalents with a net book amount of US$111.7 million (2008: US$160.1 million) were pledged as security for certain of the Group's banking facilities (Note 27(D)).

24. Pledged Deposits and Restricted Cash

At 31 December 2009, the Group had US$12.0 million (2008: US$12.0 million) of pledged bank deposits and US$17.2 million (2008: Nil) of cash which was set aside to cover principal and interest payments of certain borrowings and restricted as to use.

25. Inventories

US$ millions	Consolidated 2009	2008
Raw materials	**349.1**	389.9
Work in progress	**7.8**	6.1
Finished goods	**192.3**	161.4
Total	**549.2**	557.4

(A) At 31 December 2009, inventories with a carrying amount of US$80.9 million (2008: US$68.8 million) were carried at net realizable value.

(B) At 31 December 2009, inventories with a carrying amount of US$4.0 million (2008: US$58.1 million) were pledged as security for certain of the Group's banking facilities (Note 27(D)).

26. Accounts Payable, Other Payables and Accruals

US$ millions	Consolidated 2009	2008
Accounts payables	**185.0**	233.4
Accrued expenses	**305.6**	287.0
Other payables	**137.6**	147.0
Total	**628.2**	667.4

The ageing profile of trade payables is analyzed as follows:

US$ millions	Consolidated 2009	2008
0 to 30 days	**162.9**	220.7
31 to 60 days	**5.1**	8.5
61 to 90 days	**11.6**	2.6
Over 90 days	**5.4**	1.6
Total	**185.0**	233.4

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amount of the Group's accounts payable, other payables and accruals approximate to their fair value.

27. Borrowings

US$ millions	Effective interest rate (%)	Maturity	Notes	Consolidated 2009	2008
Short-term					
Bank loans	3.1 – 12.8 (2008: 5.0 – 17.7)	2010 (2008: 2009)		**781.9**	1,115.7
Other loans	2.5 – 9.0 (2008: 2.5 – 12.5)	2010 (2008: 2009)	(A)	**47.8**	91.3
Subtotal				**829.7**	1,207.0
Long-term					
Bank loans	3.1 – 12.8 (2008: 5.0 – 17.7)	2011 – 2018 (2008: 2010 – 2018)	(B)	**2,395.9**	1,770.1
Other loans	10.0 – 13.2 (2008:10.0)	2011 – 2014 (2008: 2010 – 2012)	(C)	**459.7**	181.6
Subtotal				**2,855.6**	1,951.7
Total				**3,685.3**	3,158.7

The balance of short-term borrowings includes US$211.7 million (2008: US$163.1 million) of current portion of long-term borrowings.

The maturity profile of the Group's borrowings is as follows:

	Bank loans		Other loans		Consolidated	
US$ millions	**2009**	2008	**2009**	2008	**2009**	2008
Not exceeding one year	**781.9**	1,115.7	**47.8**	91.3	**829.7**	1,207.0
More than one year but not exceeding two years	**764.5**	110.4	**–**	–	**764.5**	110.4
More than two years but not exceeding five years	**949.4**	1,129.7	**458.8**	181.6	**1,408.2**	1,311.3
More than five years	**681.9**	530.0	**1.0**	–	**682.9**	530.0
Total	**3,177.7**	2,885.8	**507.6**	272.9	**3,685.3**	3,158.7
Representing amounts repayable						
– wholly payable within five years	**2,467.4**	2,297.3	**506.6**	272.9	**2,974.0**	2,570.2
– not wholly payable within five years	**710.3**	588.5	**1.0**	–	**711.3**	588.5
Total	**3,177.7**	2,885.8	**507.6**	272.9	**3,685.3**	3,158.7

The carrying amounts of the borrowings are denominated in the following currencies:

US$ millions	Consolidated 2009	2008
U.S. dollar	**1,582.7**	1,752.4
Rupiah	**1,300.1**	924.0
Peso	**802.5**	482.3
Total	**3,685.3**	3,158.7

An analysis of the carrying amounts of borrowings into fixed and variable interest rates is as follows:

US$ millions	Consolidated 2009	2008
Variable interest rate	**1,389.3**	2,479.7
Fixed interest rate	**2,296.0**	679.0
Total	**3,685.3**	3,158.7

The carrying amounts and fair values of the long-term borrowings are as follows:

US$ millions	Carrying amounts 2009	2008	Fair values 2009	2008
Bank loans	**2,395.9**	1,770.1	**2,458.5**	1,777.0
Other loans	**459.7**	181.6	**418.8**	155.3
Total	**2,855.6**	1,951.7	**2,877.3**	1,932.3

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowing rates ranging from 3.1% to 12.8% (2008: 5.0% to 17.7%) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of the short-term borrowings approximate to their fair values.

Details of the borrowings are set out below.

(A) Short-term Other Loans

The balance includes Pesos 2.1 billion (US$45.5 million) of a promissory note (2008: Nil) issued by Two Rivers Pacific Holdings Corporation (Two Rivers), a Philippine affiliate of the Company, in December 2009 secured by its 2.0% (2008: Nil) interest in Philex, with a fixed interest rate of 9.0% per annum, which is repayable in 2010.

(B) Long-term Bank Loans

The balance includes US$875.0 million (with an aggregate face value of US$886.3 million) of bank loans (2008: US$634.2 million, with an aggregate face value of US$641.3 million) borrowed by certain wholly-owned subsidiary companies of the Company with details summarized as follows:

(a) A US$44.8 million (with a face value of US$45.0 million) bank loan (2008: US$44.6 million) drawn in November 2005 secured by the Group's 1.3% (2008: 1.3%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2012. In November 2009, a wholly-owned subsidiary company of the Company entered into an interest rate swap agreement, which effectively changed this loan into a loan subject to a fixed interest rate of 5.1% per annum.

(b) A US$44.8 million (with a face value of US$45.0 million) bank loan (2008: US$49.6 million) drawn in July 2006 secured by the Group's 1.2% (2008: 1.2%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in July 2011.

(c) A US$46.1 million (with a face value of US$46.3 million) bank loan (2008: US$46.0 million) drawn in November 2006 secured by the Group's 1.3% (2008: 1.2%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2013.

(d) A US$297.7 million (with a face value of US$300.0 million) bank loan (2008: US$296.5 million) drawn in January 2007 secured by the Group's 8.4% (2008: 6.7%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2011.

(e) A US$198.1 million (with a face value of US$200.0 million) bank loan (2008: US$197.5 million) drawn in August 2007 secured by the Group's 5.4% (2008: 3.9%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2012. In April 2009, a wholly-owned subsidiary company of the Company entered into an interest rate swap agreement, which effectively changed this loan into a loan subject to a fixed interest rate of 3.2% per annum.

(f) A US$243.5 million (with a face value of US$250.0 million) bank loan (2008: Nil) drawn during November 2009 and December 2009 secured by the Group's 6.7% (2008: Nil) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable between November 2010 and November 2011.

(C) Long-term Other Loans

The balance includes bonds issued by Indofood. Details are summarized as follows:

(a) Rupiah 2.0 trillion (with a face value of US$212.8 million) of Rupiah bonds (2008: face value of US$182.6 million) issued by Indofood in May 2007, with a coupon rate of 10.0%, are payable quarterly, and mature in May 2012.

(b) Rupiah 1.6 trillion (with a face value of US$171.3 million) of Rupiah bonds (2008: Nil) issued by Indofood in June 2009, with a coupon rate of 13.2%, are payable quarterly, and mature in June 2014.

(c) Rupiah 452 billion (with a face value of US$48.1 million) of 5-year Rupiah bonds (2008: Nil) issued by PT Salim Ivomas Pratama (SIMP) in November 2009, with a coupon rate of 11.65%, are payable quarterly, and mature in November 2014.

(d) Rupiah 278 billion (with a face value of US$29.6 million) of 5-year Islamic Lease-based bonds (2008: Nil) issued by SIMP in November 2009, with a coupon rate of 11.65%, are payable quarterly, and mature in November 2014.

(D) Charges on Group Assets

At 31 December 2009, the total borrowings include secured bank and other borrowings of US$1,971.7 million (2008: US$1,604.0 million). Such bank and other borrowings were secured by the Group's property, plant and equipment, plantations, other intangible assets, prepaid land premiums, other non-current assets, cash and cash equivalents and inventories equating to a net book value of US$1,032.0 million (2008: US$1,455.3 million) and the Group's interest of 24.3% (2008: 17.6%) in PLDT, Nil (2008: 8.5%) in MPIC, 2.0% (2008: 20.1%) in Philex, 99.8% (2008: 99.8%) in MPTC, 16.5% (2008: 24.5%) in DMWC, 9.9% (2008: 9.9%) in Maynilad and 10.5% (2008: Nil) in Meralco.

(E) Bank Covenants

The Group has complied with all of its bank covenants, except for those related to Metro Pacific Corporation (Metro Pacific). Since the fourth quarter of 2001, Metro Pacific has been unable to meet its debt obligations. At 31 December 2009, Metro Pacific had Pesos 109 million (US$2.4 million) (2008: Pesos 109 million or US$2.3 million) outstanding debt obligations. Metro Pacific anticipates to further reduce the outstanding debt obligations during 2010.

28. Provision for Taxation

	Consolidated	
US$ millions	**2009**	2008
At 1 January	**55.8**	52.9
Exchange translation	**8.5**	(7.2)
Provision for taxation on estimated assessable profits for the year (Note 7)	**144.7**	121.6
Acquisition of subsidiary companies	**–**	0.7
Transfer from deferred taxation (Note 21)	**10.8**	0.2
Total	**219.8**	168.2
Tax paid	**(150.9)**	(112.4)
At 31 December	**68.9**	55.8

29. Deferred Liabilities and Provisions

	Long-term			Consolidated	
US$ millions	liabilities	Pension	Others	**2009**	2008
At 1 January	259.7	137.7	74.4	**471.8**	197.9
Exchange translation	9.8	26.3	1.6	**37.7**	(45.8)
Additions	93.8	61.4	14.4	**169.6**	7.5
Payment and utilization	(68.3)	(15.3)	(15.0)	**(98.6)**	(78.0)
Acquisition of subsidiary companies	–	–	–	**–**	390.2
At 31 December	295.0	210.1	75.4	**580.5**	471.8
Presented as:					
Current Portion	46.6	–	26.9	**73.5**	39.4
Non-current Portion	248.4	210.1	48.5	**507.0**	432.4
Total	295.0	210.1	75.4	**580.5**	471.8

The long-term liabilities mainly relate to Maynilad's concession fees payable to MWSS and deferred credits (which represent foreign exchange gains and other payables which will be refunded to the customers and foreign exchange differences arising from retranslation of the portion of Maynilad's foreign currency denominated concession fees payable and loans) and Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The others mainly relate to MNTC's provision for value-added taxes.

30. Share Capital

	Consolidated and Company	
US$ millions	**2009**	2008
Authorized		
5,000,000,000 (2008: 5,000,000,000) ordinary shares of U.S. 1 cent each	**50.0**	50.0
Issued and fully paid		
At 1 January	**32.1**	32.2
Issue of shares upon the exercise of share options	**–**	0.1
Issue of shares in respect of rights issue	**6.5**	–
Repurchase and cancellation of shares	**–**	(0.2)
At 31 December		
3,860,324,403 (2008: 3,213,377,003) ordinary shares of U.S. 1 cent each	**38.6**	32.1

(A) During the year, 3,560,000 (2008: 7,060,000) share options were exercised at the exercise price of HK$1.76 per share (2008: HK$1.76 per share) (before adjusting for the Company's 2009 rights issue), resulting in the issue of 3,560,000 (2008: 7,060,000) new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$6.3 million (US$0.8 million) (2008: HK$12.4 million or US$1.6 million). Details of the Company's share option scheme are set out in Note 36(D)(a) to the Financial Statements.

(B) On 5 October 2009, the Company announced its proposal to raise HK$2,187.5 million (approximately US$282.3 million) before expenses, by way of a fully underwritten rights issue. Under the proposal, the Company offered its shareholders the opportunity to acquire one rights share for every five existing shares held at a subscription price of HK$3.40 per one rights share. The offer period commenced on 12 November 2009 and closed for acceptance on 24 November 2009. Dealing in the new shares began on 4 December 2009. The Company raised US$277.1 million (2008: Nil) after expenses from this rights issue.

31. Other Components of Equity

An analysis of the Group's exchange reserve, by principal operating company, is set out below.

	Consolidated	
US$ millions	**2009**	2008
PLDT	**(14.7)**	(27.2)
MPIC	**13.8**	(15.4)
Indofood	**(6.5)**	(75.5)
Philex	**8.4**	3.0
Others	**0.2**	(0.9)
Total	**1.2**	(116.0)

An analysis of the accumulated reserves of associated companies and joint ventures, included within consolidated reserves, is set out below.

	Associated Companies		Joint Ventures		Consolidated	
US$ millions	**2009**	2008	**2009**	2008	**2009**	2008
Associated Companies and Joint Ventures						
Revenue reserve	**(818.4)**	(861.8)	**(1.7)**	(0.5)	**(820.1)**	(862.3)
Exchange reserve	**(6.0)**	(24.4)	**0.1**	(0.6)	**(5.9)**	(25.0)
Unrealized (losses)/gains on cash flow hedges	**(0.1)**	1.4	**–**	–	**(0.1)**	1.4
Total (Note 15)	**(824.5)**	(884.8)	**(1.6)**	(1.1)	**(826.1)**	(885.9)

The Group's capital and other reserves include US$0.2 million (2008: US$0.2 million) of the capital redemption reserve.

The US$173.8 million (2008: US$173.8 million) contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

32. Minority Interest

An analysis of the Group's minority interest, by principal operating company, is set out below.

	Consolidated	
US$ millions	**2009**	2008
Indofood	**1,428.3**	1,060.7
MPIC	**694.6**	184.4
Total	**2,122.9**	1,245.1

33. Notes to the Consolidated Statement of Cash Flows

(A) Investments in Associated Companies

2009's cash outflow of US$274.5 million relates to the Group's investment in a 14.5% interest in Meralco. 2008's cash outflow mainly relates to the Group's investment in an approximately 20% interest in Philex in November 2008 of US$129.1 million and MPIC's investment in a 34.0% interest in Davao Doctors Hospital in June 2008 of US$11.4 million.

(B) Increased Investments in Associated Companies

2009's cash outflow of US$271.2 million mainly relates to the Group's additional investments in an approximately 11.5% interest in Philex and part of the consideration for the acquisition of a 9.2% interest in Philex by Two Rivers Pacific Holdings Corporation (Two Rivers), a Philippine affiliate of the Company. The remaining unpaid portion of the consideration for Two Rivers' acquisition of the 9.2% interest in Philex was satisfied by Two Rivers' issuance of a promissory note with an amount of Pesos 2.1 billion (US$45.5 million). Details in respect of the note are set out in Note 27(A).

(C) Major Non-cash Transactions

(a) In July 2009, MPIC issued 791 million new shares at Pesos 2.57 (US$0.05) per share to LAWL Pte Limited (LAWL), an original minority shareholder of Maynilad, for the settlement of a payable of Pesos 2.0 billion (US$42.3 million) due to LAWL.

(b) On 6 October 2009, MPIC acquired a 10.2% interest in Meralco from the Beneficial Trust Fund of PLDT partially by means of an issuance of approximately 3,159 million new shares at Pesos 3 (US$0.06) per share, equivalent to an aggregate value of Pesos 9.5 billion (US$202.3 million).

34. Commitments and Contingent Liabilities

(A) Capital Expenditure

	Consolidated	
US$ millions	**2009**	2008
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**615.0**	548.2
Contracted, but not provided for	**20.7**	6.3
Total	**635.7**	554.5

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment, investments in plantations, and Maynilad's and MNTC's construction of water and toll road infrastructure.

At 31 December 2009, the Company had no commitments in respect of capital expenditure (2008: Nil).

(B) Leasing Commitments

At 31 December 2009, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

	Consolidated	
US$ millions	**2009**	2008
Land and Buildings		
– Within one year	**3.5**	2.8
– Between two and five years, inclusive	**2.3**	1.6
– After five years	**0.7**	1.8
Subtotal	**6.5**	6.2
Plant and Equipment		
– Within one year	**0.1**	0.1
– Between two and five years, inclusive	**0.1**	0.1
– After five years	**–**	0.1
Subtotal	**0.2**	0.3
Total	**6.7**	6.5

At 31 December 2009, the Company did not have any leasing commitments (2008: Nil).

(C) Contingent Liabilities

At 31 December 2009, except for US$62.1 million (2008: US$53.7 million) guarantees given by Indofood for loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (2008: Nil). At 31 December 2009, the Company provided guarantees to certain banks in connection with the banking facilities granted to certain subsidiary companies of the Company.

35. Employees' Benefits

(A) Remuneration

US$ millions	Consolidated 2009	2008
Basic salaries	**221.0**	209.6
Bonuses	**52.2**	44.3
Benefits in kind	**50.8**	29.5
Pension contributions	**35.7**	35.1
Retirement and severance allowances	**7.5**	10.8
Equity-settled share option expense	**9.3**	18.0
Total (Note 6)	**376.5**	347.3
Average Number of Employees	**67,344**	65,015

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 36(A) to the Financial Statements.

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes. In addition, the Group has made provisions for estimated liabilities for employee benefits for meeting the minimum benefits required to be paid to the qualified employees as required under Indonesian's labour law.

(a) Defined contribution schemes

The Group operates five (2008: five) defined contribution schemes covering approximately 19,046 (2008: 17,884) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from 0% to 10% (2008: 0% to 10%). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2008: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2009, no amount (2008: Nil) was used for this purpose. At 31 December 2009, the forfeited contributions had been fully utilized.

(b) Defined benefit schemes and estimated liabilities for employee benefits

The Group operates four (2008: four) defined benefit schemes covering approximately 2,500 (2008: 2,615) employees. The assets of three (2008: four) of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by the actuaries of PT Sentra Jasa Aktuaria (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia), Actuarial Advisers, Inc. or Institutional Synergy, Inc, FASP (members of Actuary Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2009, the Group's level of funding in respect of its defined benefit schemes was 94.2% (2008: 59.5%).

The Group has made provisions for estimated liabilities for employee benefits covering approximately 47,637 (2008: 45,953) employees. The amounts of such provisions were determined by reference to employees' final salaries and length of service and based on actuarial computations prepared by the actuaries of PT Sentra Jasa Aktuaria and PT Jasa Aktuaria Praptasentosa Gunajasa (members of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) using the projected unit credit method.

(I) The amount of liability under defined benefit schemes and estimated liabilities for employee benefits included in the statement of financial position is as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	**Consolidated** **2009**	2008
Present value of defined benefit obligations	(20.6)	(203.7)	**(224.3)**	(144.3)
Fair value of plan assets	19.4	–	**19.4**	11.0
Liability in the Statement of Financial Position	(1.2)	(203.7)	**(204.9)**	(133.3)

(II) The changes in the present value of the defined benefit obligations during the year are as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	**Consolidated** **2009**	2008
At 1 January	(18.5)	(125.8)	**(144.3)**	(154.9)
Exchange translation	(1.5)	(26.1)	**(27.6)**	22.5
Current service cost	(1.5)	(15.2)	**(16.7)**	(12.3)
Past service cost	–	(2.6)	**(2.6)**	–
Interest cost on obligation	(2.3)	(16.0)	**(18.3)**	(18.8)
Actuarial gains/(losses)	0.9	(25.3)	**(24.4)**	26.2
Benefit paid	2.3	7.3	**9.6**	11.1
Acquisition of subsidiary companies	–	–	**–**	(18.1)
At 31 December	(20.6)	(203.7)	**(224.3)**	(144.3)

(III) The changes in the fair value of plan assets under defined benefit schemes during the year are as follows:

US$ millions	**Consolidated** **2009**	2008
At 1 January	**11.0**	6.3
Exchange translation	**1.2**	(1.4)
Expected return	**0.7**	0.5
Actuarial gains/(losses)	**1.7**	(0.6)
Contributions by employer	**6.2**	1.8
Benefit paid	**(1.4)**	(1.8)
Assets distributed on settlements	**–**	(0.8)
Acquisition of subsidiary companies	**–**	7.0
At 31 December	**19.4**	11.0

The overall expected rate of return on assets is determined based on the market prices prevailing on that date applicable to the period over which the obligation is to be settled.

(IV) The major categories of plan assets as a percentage of the fair value of the total plan assets under defined benefit schemes are as follows:

	Consolidated	
	2009	2008
Indonesian equities	**39%**	48%
Philippines debt securities	**32%**	30%
Philippines equities	**29%**	22%

(V) Amounts for the current and previous four years for defined benefit schemes are as follows:

	Consolidated				
US$ millions	**2009**	2008	2007	2006	2005
Defined benefit obligations	**(20.6)**	(18.5)	(11.0)	(10.5)	(11.0)
Plan assets	**19.4**	11.0	6.3	6.8	6.2
Deficit	**(1.2)**	(7.5)	(4.7)	(3.7)	(4.8)
Experience adjustments on plan liabilities	**(5.5)**	(4.1)	(0.7)	(0.1)	(2.3)
Experience adjustments on plan assets	**(0.8)**	(0.6)	–	–	–

(VI) The amount recognized in the income statement is analyzed as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	Consolidated **2009**	2008
Current service cost	1.5	15.2	**16.7**	12.3
Interest cost on obligation	2.3	16.0	**18.3**	18.8
Expected return on plan assets	(0.7)	–	**(0.7)**	(0.5)
Net actuarial losses/(gains) recognized in the year	(2.6)	25.3	**22.7**	(25.6)
Total(i)	0.5	56.5	**57.0**	5.0
Actual Return on Plan Assets			**9%**	7%

(i) Included in cost of sales, distribution costs, administrative expenses and other operating expenses, net

(VII) Principal actuarial assumptions (weighted average) at 31 December are as follows:

	Consolidated	
US$ millions	**2009**	2008
Discount rate	**11%**	11%
Expected return on plan assets	**8%**	8%
Future salary increases	**9%**	9%
Future pension increases	**9%**	9%
Average remaining working lives of employees (years)	**16.2**	17.8

(VIII) The Group expects to contribute US$1.9 million (2008: US$2.0 million) to its defined benefit pension plans in the next year.

(C) Loans to Officers

During 2009 and 2008, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

36. Directors' and Senior Executives' Remuneration

(A) Directors' Remuneration

The table below shows the remuneration of Directors on an individual basis.

Directors' Remuneration – 2009

	Non-performance based			Performance	Equity-settled			
US$'000	Salaries	Other benefits	Pension contributions	based payments (i)	share option expense	Fees (ii)	Emoluments (iii)	**2009 Total**
Chairman								
Anthoni Salim	1,459	–	–	–	–	15	–	**1,474**
Executive Directors								
Manuel V. Pangilinan, *Managing Director and Chief Executive Officer*	2,057	930	142	1,215	2,406	–	–	**6,750**
Edward A. Tortorici	1,242	137	921	–	1,459	–	–	**3,759**
Robert C. Nicholson	985	34	2	514	1,168	–	–	**2,703**
Non-executive Directors								
Ambassador Albert F. del Rosario	–	–	–	–	44	181	–	**225**
Sutanto Djuhar	–	–	–	–	–	–	–	**–**
Tedy Djuhar	–	–	–	–	–	50	–	**50**
Ibrahim Risjad	–	–	–	–	–	5	–	**5**
Benny S. Santoso	–	–	–	–	–	108	–	**108**
Napoleon L. Nazareno	1,750	1	–	980	47	104	–	**2,882**
Independent Non-executive Directors								
Graham L. Pickles	–	–	–	–	–	95	–	**95**
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	–	–	–	75	–	**75**
Sir David W.C. Tang, *KBE*	–	–	–	–	–	35	77	**112**
Jun Tang	–	–	–	–	23	5	–	**28**
Total	7,493	1,102	1,065	2,709	5,147	673	77	**18,266**

Directors' Remuneration – 2008

	Non-performance based			Performance	Equity-settled			
US$'000	Salaries	Other benefits	Pension contributions	based payments (i)	share option expense	Fees (ii)	Emoluments (iii)	2008 Total
Chairman								
Anthoni Salim	1,152	–	–	–	–	30	–	1,182
Executive Directors								
Manuel V. Pangilinan, *Managing Director and Chief Executive Officer*	2,080	460	142	1,559	4,028	–	–	8,269
Edward A. Tortorici	1,242	135	1,595	120	2,499	–	–	5,591
Robert C. Nicholson	892	23	2	446	2,117	–	–	3,480
Non-executive Directors								
Ambassador Albert F. del Rosario	–	–	–	–	720	160	–	880
Sutanto Djuhar	–	–	–	–	–	–	–	–
Tedy Djuhar	–	–	–	–	–	40	–	40
Ibrahim Risjad	–	–	–	–	–	–	–	–
Benny S. Santoso	–	–	–	–	720	89	–	809
Napoleon L. Nazareno	244	119	19	146	–	91	–	619
Independent Non-executive Directors								
Graham L. Pickles	–	–	–	–	720	115	–	835
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	–	–	720	90	–	810
Sir David W.C. Tang, *KBE*	–	–	–	–	720	45	77	842
Total	5,610	737	1,758	2,271	12,244	660	77	23,357

(i) Performance based payments comprise performance bonuses and long-term monetary incentive awards
(ii) For meetings attended
(iii) For consultancy services provided to the Company

Included within the total Directors' remuneration is an amount of US$1.2 million (2008: US$1.3 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) Senior Executives' Remuneration

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed those of the Company's Directors. In 2009, Nil (2008: two) senior executives were among the Group's five highest earning employees. All (2008: three) of the five highest earning employees are the Company's Directors.

US$ millions	**2009**	2008
Non-performance based		
– Salaries and benefits	–	0.8
Performance based		
– Bonuses and long-term monetary incentive awards	–	0.2
Equity-settled share option expense	–	2.1
Total	–	3.1

The table below shows the remuneration of the two senior executives in 2008 who were among the Group's five highest earning employees.

Remuneration bands	**2009 Number of employees**	2008 Number of employees
US$1,469,001 – US$1,533,000	–	1
US$1,597,001 – US$1,661,000	–	1
Total	–	2

(C) Key Management Personnel Compensation

	Consolidated	
US$ millions	**2009**	2008
Non-performance based		
– Salaries and benefits	**27.2**	22.5
– Pension contributions	**1.4**	1.9
Performance based		
– Bonuses and long-term monetary incentive awards	**11.7**	9.1
Equity-settled share option expense	**8.4**	18.0
Fees	**0.6**	0.6
Total	**49.3**	52.1

(D) Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2009 are set out below.

(a) Particulars of the Company's Share Option Scheme

	Share options held at 1 January 2009	Share options exercised during the year	Adjustment for rights issue	Share options granted during the year	**Share options held at 31 December 2009**	Share option exercise price per share [i] (HK$)	Market price per share at the date of grant [i] (HK$)	Market price per share during the period of exercise [i] (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors												
Manuel V. Pangilinan	31,800,000	-	1,717,996	-	**33,517,996**	1.6698	1.67	-	1 June 2004	December 2008	June 2005	May 2014
	30,200,000	-	1,631,556	-	**31,831,556**	5.0569	5.06	-	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	3,560,000	(3,560,000)	-	-	**-**	1.6698	1.67	3.58	1 June 2004	December 2008	June 2005	May 2014
	18,200,000	-	983,256	-	**19,183,256**	5.0569	5.06	-	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	14,000,000	-	756,351	-	**14,756,351**	1.6698	1.67		1 June 2004	December 2008	June 2005	May 2014
	15,500,000	-	837,388	-	**16,337,388**	5.0569	5.06	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors												
Ambassador Albert F. del Rosario	2,840,000	-	153,431	-	**2,993,431**	1.6698	1.67	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	170,719	-	**3,330,719**	5.0569	5.06	-	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	-	153,431	-	**2,993,431**	1.6698	1.67	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	170,719	-	**3,330,719**	5.0569	5.06	-	5 September 2007	September 2008	September 2008	September 2017
Napoleon L. Nazareno	-	-	-	3,330,000	**3,330,000**	5.0569	4.61	-	11 December 2009	December 2010	December 2010	December 2019
Independent Non-Executive Directors												
Graham L. Pickles	3,160,000	-	170,719	-	**3,330,719**	5.0569	5.06	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	1,340,000	-	72,394	-	**1,412,394**	1.6698	1.67	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	170,719	-	**3,330,719**	5.0569	5.06	-	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang, *KBE*	3,160,000	-	170,719	-	**3,330,719**	5.0569	5.06	-	5 September 2007	September 2008	September 2008	September 2017
Jun Tang	-	-	-	3,330,000	**3,330,000**	5.0569	4.61		11 December 2009	December 2011	December 2011	December 2019
Senior Executives	29,032,000	-	1,568,455	-	**30,600,455**	1.6698	1.67	-	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	243,113	-	**4,743,113**	3.1072	3.08	-	7 June 2006	December 2010	June 2007	June 2016
	42,220,000	-	2,280,938	-	**44,500,938**	5.0569	5.06	-	5 September 2007	September 2012	September 2008	September 2017
Total	211,832,000	(3,560,000)	11,251,904	6,660,000	**226,183,904**							

(i) Adjusted for the effect of the Company's rights issue completed in December 2009

	Share options held at 1 January 2008	Share options exercised during the year	Share options held at 31 December 2008	Share option exercise price per share (ii) (HK$)	Market price per share at the date of grant (ii) (HK$)	Market price per share during the period of exercise (ii) (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,800,000	-	31,800,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	30,200,000	-	30,200,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	10,620,000	(7,060,000)	3,560,000	1.76	1.76	5.72	1 June 2004	December 2008	June 2005	May 2014
	18,200,000	-	18,200,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	14,000,000	-	14,000,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	15,500,000	-	15,500,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors										
Ambassador Albert F. del Rosario	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Independent Non-Executive Directors										
Graham L. Pickles	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	1,340,000	-	1,340,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang, *KBE*	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Senior Executives	29,032,000	-	29,032,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	4,500,000	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
	42,220,000	-	42,220,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Total	218,892,000	(7,060,000)	211,832,000							

(ii) Before adjusting for the effect of the Company's rights issue completed in December 2009

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (the Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant Directors and executives of the Company's share options as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for 10 years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10% of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to 1% of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of the SEHK on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of the SEHK for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 per share or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at the date of grant (before adjusting for the effect of the Company's 2009 rights issue)	HK$1.76 per share(i)
Exercise price (before adjusting for the effect of the Company's 2009 rights issue)	HK$1.76 per share(i)
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	55%
Option life	10 years
Expected dividend yield	1% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.06% per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75% higher than the exercise price.

On 1 June 2006, 4,500,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$1.554 per share or an aggregate value of US$0.9 million for all options granted. The assumptions used were as follows:

Share price at the date of grant (before adjusting for the effect of the Company's 2009 rights issue)	HK$3.25 per share(ii)
Exercise price (before adjusting for the effect of the Company's 2009 rights issue)	HK$3.275 per share(iii)
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	50%
Option life	10 years
Expected dividend yield	1% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.71% per annum

Taking into account the expected turnover rate of the senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.79 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 100% higher than the exercise price.

On 5 September 2007, 121,920,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$2.596 per share or an aggregate value of US$40.6 million for all options granted. The assumptions used were as follows:

Share price at the date of grant (before adjusting for the effect of the Company's 2009 rights issue)	HK$5.33 per share[(iv)]
Exercise price (before adjusting for the effect of the Company's 2009 rights issue)	HK$5.33 per share[(iv)]
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	45%
Option life	10 years
Expected dividend yield	1% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.40% per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 7.60 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 150% higher than the exercise price.

On 11 December 2009, 6,660,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, a Towers Watson Company, based on the binomial model, was HK$1.935 per share or an aggregate value of US$1.7 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$4.61 per share
Exercise price	HK$5.0569 per share
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	45%
Option life	10 years
Expected dividend yield	2% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	2.20% per annum

Taking into account the expected turnover rate of the Directors and the early exercise behavior, the average expected life of the options granted was estimated to be 8 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 250% higher than the exercise price.

The binomial model, applied for determining the estimated values of the share options granted under the Scheme, was developed for use in estimating the fair value of the traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of the traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of the share options granted are set out in Note 2(D)(r)(III) to the Financial Statements.

(i) HK$1.6698 after adjusting for the effect of the Company's rights issue
(ii) HK$3.1072 after adjusting for the effect of the Company's rights issue
(iii) HK$3.0834 after adjusting for the effect of the Company's rights issue
(iv) HK$5.0569 after adjusting for the effect of the Company's rights issue

(b) Particulars of MPIC's Share Option Scheme

	Share options held at 1 January 2009	Share options granted during the year	Share options exercised during the year	Share options cancelled during the year	**Share options held at 31 December 2009**	Share options exercise price per share (Peso)	Market price per share at date of grant (Peso)	Market price per share during the period of exercise (Peso)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors												
Manuel V. Pangilinan	7,500,000	–	–	–	**7,500,000**	2.12	2.10	–	9 December 2008	January 2010	January 2009	January 2013
	–	7,500,000	–	–	**7,500,000**	2.73	2.65	–	10 March 2009	March 2010	March 2009	March 2013
Edward A. Tortorici	5,000,000	–	–	–	**5,000,000**	2.12	2.10	–	9 December 2008	January 2010	January 2009	January 2013
	–	5,000,000	–	–	**5,000,000**	2.73	2.65	–	10 March 2009	March 2010	March 2009	March 2013
Ambassador Albert F. del Rosario	2,500,000	–	–	–	**2,500,000**	2.12	2.10	–	9 December 2008	January 2010	January 2009	January 2013
	–	2,500,000	–	–	**2,500,000**	2.73	2.65	–	10 March 2009	March 2010	March 2009	March 2013
Senior Executives	46,000,000	–	(7,365,000)	(2,500,000)	**36,135,000**	2.12	2.10	2.85 - 6.00	9 December 2008	January 2010	January 2009	January 2013
	–	47,925,245	(6,580,000)	(3,475,245)	**37,870,000**	2.73	2.65	3.25 - 6.00	10 March 2009	March 2010	March 2009	March 2013
Total	61,000,000	62,925,245	(13,945,000)	(5,975,245)	**104,005,000**							

	Share options held at 1 January 2008	Share options granted during the year	Share options held at 31 December 2008	Share options exercise price per share (Peso)	Market price per share at date of grant (Peso)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors									
Manuel V. Pangilinan	–	7,500,000	7,500,000	2.12	2.10	9 December 2008	January 2010	January 2009	January 2013
Edward A. Tortorici	–	5,000,000	5,000,000	2.12	2.10	9 December 2008	January 2010	January 2009	January 2013
Ambassador Albert F. del Rosario	–	2,500,000	2,500,000	2.12	2.10	9 December 2008	January 2010	January 2009	January 2013
Senior Executives	–	46,000,000	46,000,000	2.12	2.10	9 December 2008	January 2010	January 2009	January 2013
Total	–	61,000,000	61,000,000						

At the annual general meeting held on 1 June 2007, the Company's shareholders approved a share option scheme under which MPIC's directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme was subsequently approved by MPIC's shareholders and became effective on 14 June 2007 and would be valid for 10 years. At a special shareholders' meetings of MPIC held on 20 February 2009, MPIC's shareholders approved the amendments to MPIC's share option scheme which include (i) a refreshment of the number of MPIC options that may be granted to take into account of the increase in the capital stock of MPIC or other changes to its capital structure which have either been approved by the shareholders, implemented, in process, or which may potentially be approved or implemented in the future; and (ii) the inclusion in MPIC's share option plan of a requirement for MPIC to comply with relevant corporate requirements and regulations applicable to MPIC's parent company. The amendments and the maximum number of MPIC's share options of 941,676,681 (representing 10% of MPIC's share in issue at the date of approval of the proposed refreshment) were subsequently approved by the Company's shareholders in the annual general meeting held on 3 June 2009.

The maximum number of shares on which options may be granted under the scheme may not exceed 10% of the issued share capital of MPIC as 1 June 2007, at the date on which the MPIC's share option scheme was approved by the Company's shareholders on the annual general meeting held on 1 June 2007. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed 1% of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC's directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC's shares for one or more board lots of such MPIC's shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC's shares for one or more board lots of such MPIC's shares on the PSE for the five business days on which dealings in the MPIC's shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC's shares, whichever is higher.

On 9 December 2008, 61,000,000 share options under MPIC's scheme were granted. The average fair value of options granted, as calculated based on the Black-Scholes option pricing model, was Peso 0.37 per share or an aggregate value of Pesos 22.8 million (US$0.5 million) for all options granted. The assumptions used were as follows:

Share price at the date of grant	Pesos 2.10 per share
Exercise price	Pesos 2.12 per share
Expected volatility (based on historical volatility of the MPIC's shares commensurate with the average expected life of the options granted)	76%
Option life	4 years
Expected dividend yield	Nil
Average risk-free interest rate (based on the Philippine government zero coupon bond)	6.26% per annum

On 10 March 2009, 62,924,245 share options under MPIC's scheme were granted. The average fair value of options granted, as calculated based on Black-Scholes option pricing model, was Peso 0.51 per share or an aggregate value of Pesos 31.8 million (US$0.7 million) for all options granted. The assumptions used were as follows:

Share price at the date of grant	Pesos 2.65 per share
Exercise price	Pesos 2.73 per share
Expected volatility (based on historical volatility of the MPIC's shares commensurate with the average expected life of the options granted)	64%
Option life	4 years
Expected dividend yield	Nil
Average risk-free interest rate (based on the Philippine government zero coupon bond)	4.53% per annum

The Black-Scholes option pricing model, applied for determining the estimated values of the share options granted under MPIC's scheme, requires input of higher subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of the share options granted are set out in Note 2D(r)(III) to the Financial Statements.

37. Related Party Transactions

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) In June 2009, MPIC entered into a sale and purchase agreement with AB Holdings Corporation (ABHC), Alfred Xerez-Burgos, Jr. (AXB) (together the 49.0% shareholder of Landco) and Landco, pursuant to which MPIC sold 1.3 million common shares of Landco (representing 17.0% interest in Landco) for a consideration of Pesos 203 million (approximately US$4.2 million) to ABHC. This transaction also constituted a connected transaction as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on page 59.

(B) Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, has a technical assistance agreement with Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2008, subject to renewal upon mutual agreement between the parties. The agreement provides for payments of technical service fees equivalent to 1% (2008: 1%) of the consolidated net revenue of Smart.

The fee under the above arrangement amounted to Pesos 634 million (US$13.3 million) for the year ended 31 December 2009 (2008: Pesos 630 million or US$14.1 million). At 31 December 2009, the outstanding technical service fee payable amounted to Pesos 188 million (US$4.1 million) (2008: Outstanding prepaid technical service fee of Pesos 8 million or US$0.2 million).

(C) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions

For the year ended 31 December US$ millions	**Consolidated** **2009**	2008
Income Statement Items		
Sales of finished goods		
– to associated companies and joint ventures	**30.3**	24.5
– to affiliated companies	**64.1**	60.8
Purchases of raw materials		
– from associated companies and joint ventures	**44.2**	41.5
– from affiliated companies	**15.6**	14.0
Management and technical services fee income and royalty income		
– from associated companies and joint ventures	**1.0**	0.9
– from affiliated companies	**7.8**	7.5
Insurance expenses		
– to affiliated companies	**2.9**	2.8
Rental expenses		
– to affiliated companies	**1.0**	1.2
Transportation and pump services expenses		
– to affiliated companies	**0.4**	0.4

Approximately 3% (2008: 2%) of Indofood's sales and 2% (2008: 2%) of its purchases were transacted with these related companies.

Nature of balances

At 31 December US$ millions	Consolidated **2009**	 2008
Statement of Financial Position Items		
Accounts receivable – trade		
– from associated companies and joint ventures	**3.3**	2.6
– from affiliated companies	**8.7**	13.3
Accounts receivable – non-trade		
– from associated companies and joint ventures	**–**	0.4
– from affiliated companies	**12.2**	8.3
Accounts payable – trade		
– to associated companies and joint ventures	**6.2**	3.6
– to affiliated companies	**2.6**	2.3
Accounts payable – non-trade		
– to associated companies and joint ventures	**0.2**	–
– to affiliated companies	**30.5**	19.2

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on pages 59 to 67.

(D) For the year ended 31 December 2009, MPIC's subsidiary company, Maynilad, entered into certain construction contracts with DMCI Holdings Inc. (DMCI) (a 44.6% shareholder of DMWC, Maynilad's parent company) for the latter's construction of water infrastructure for Maynilad. On 23 March 2009, Maynilad formally entered into (i) a framework agreement with D.M. Consunji, Inc. (Consunji), a subsidiary company of DMCI, in relation to the provision of engineering, procurement and or construction services by Consunji to Maynilad for the period from 23 March 2009 to 31 December 2011 and (ii) a lease agreement with DMCI Project Developers, Inc. (DMCIPD), a subsidiary company of DMCI, for the renting of certain premises in the Makati City by DMCIPD to Maynilad for the period from 1 February 2009 to 31 January 2012. These related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on pages 69 to 71.

All significant transactions with DMCI group, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions

For the year ended 31 December US$ millions	**2009**	2008[(i)]
Income Statement Items		
Rental expenses	**0.1**	–
Capital Expenditure Items		
Construction services for water infrastructure obtained	**47.5**	22.0

(i) Information in respect of Maynilad relates to 17 July 2008 (date becoming a subsidiary company of the Group) and after.

Nature of balances

At 31 December US$ millions	**2009**	2008
Statement of Financial Position Items		
Accounts payable – trade	**8.0**	3.0

(E) For the year ended 31 December 2009, MPIC's subsidiary company, MNTC, collected toll fees through TMC, MPIC's associated company.

All significant transactions with TMC, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions

For the year ended 31 December US$ millions	**2009**	2008(i)
Income Statement Items		
Operator's fee	**28.0**	4.2
Management income	**1.1**	–
Guarantee income	**0.4**	0.1
Interest income	**0.3**	–

(i) Information in respect of MNTC relates to 13 November 2008 (date becoming a subsidiary company of the Group) and after.

Nature of balances

At 31 December US$ millions	**2009**	2008
Statement of Financial Position Items		
Accounts receivable – trade	**13.7**	7.3
Accounts payable – trade	**6.1**	5.6

38. Financial Instruments by Category and Fair Value Hierarchy

(A) The carrying amount of each of the categories of financial instruments as at the end of the reporting period are as follows:

(a) Financial Assets

	Consolidated						**Company**	
		2009			2008		**2009**	2008
US$ million	**Loans and receivable**	**Available-for-sale financial assets**	**Total**	Loans and receivable	Available-for-sale financial assets	Total	**Loans and receivables**	Loans and receivables
Accounts and other receivables (Non-current)	**6.6**	-	**6.6**	3.0	-	3.0	-	-
Available-for-sale assets (Non-current)	-	**2.1**	**2.1**	-	1.7	1.7	-	-
Other non-current assets	**58.9**	-	**58.9**	60.6	-	60.6	-	-
Cash and cash equivalents	**936.6**	-	**936.6**	625.9	-	625.9	**262.2**	45.9
Pledged deposits and restricted cash	**29.2**	-	**29.2**	12.0	-	12.0	-	-
Available-for-sale assets (Current)	-	**40.4**	**40.4**	-	56.9	56.9	-	-
Accounts and other receivables (Current)	**580.3**	-	**580.3**	375.7	-	375.7	-	-
Amounts due from subsidiary companies	-	-	-	-	-	-	**2,062.9**	1,889.5
Total	**1,611.6**	**42.5**	**1,654.1**	1,077.2	58.6	1,135.8	**2,325.1**	1,935.4

(b) Financial Liabilities

At 31 December 2009, the Deferred liabilities and provisions accounts include US$2.6 million (2008: US$0.6 million) of derivative liabilities measured at fair value. Details of the corresponding derivative financial instruments, qualified for cash flow hedge accounting, are disclosed in the Financial Review section on pages 76 to 79. The following table summarizes the financial liabilities measured at amortized cost at the end of the reporting period.

US$ million	Consolidated **2009** **Financial liabilities at amortized cost**	 2008 Financial liabilities at amortized cost	Company **2009** **Financial liabilities at amortized cost**	 2008 Financial liabilities at amortized cost
Accounts payable, other payables and accruals	**628.2**	667.4	**–**	–
Short-term borrowings	**829.7**	1,207.0	**–**	–
Current portion of deferred liabilities and provisions	**26.2**	18.9	**–**	–
Long-term borrowings	**2,855.6**	1,951.7	**–**	–
Deferred liabilities and provisions	**196.4**	140.3	**–**	–
Amounts due from subsidiary companies	**–**	–	**782.4**	832.6
Other payables and accruals	**–**	–	**0.8**	0.6
Loans from subsidiary companies	**–**	–	**729.9**	540.2
Total	**4,536.1**	3,985.3	**1,513.1**	1,373.4

(B) Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

- Level 1: fair value measured based on quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: fair value measured based on valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly
- Level 3: fair value measured based on valuation techniques for which all inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs)

As at 31 December 2009, the Group held the following financial instruments measured at fair value:

US$ million	Level 1	Level 2	Level 3	**Consolidated**
Available-for-sale assets				
– Listed equity investments	34.9	–	–	**34.9**
– Listed debentures	0.3	–	–	**0.3**
– Unlisted investments	–	–	7.3	**7.3**
Derivative liabilities [(i)]	–	(2.6)	–	**(2.6)**
Net Amount	35.2	(2.6)	7.3	**39.9**

(i) Included within Deferred liabilities and provisions

The movements in unlisted available-for-sale assets during the year in the balance of Level 3 fair value measurements are as follows:

US$ million	**Consolidated**
At 1 January 2009	**34.5**
Exchange translation	**3.8**
Additions	**5.2**
Net unrealized gains recognized in other comprehensive income during the year	**3.6**
Disposal	**(39.8)**
At 31 December 2009	**7.3**
Total gains for the year reclassified from other comprehensive income on disposal	**3.6**

During the year, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

39. Capital and Financial Risk Management

(A) Capital Management

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to ensure that it maintains an optimal capital structure for supporting the stability and growth of its business and maximizing shareholder value.

The Group manages its capital structure, and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2009 and 31 December 2008.

The Group monitors capital using a gearing ratio, which is net debt divided by total equity. The Group's policy is to keep the gearing ratio at an optimal level which supports its business. The Group includes within net debt, short-term borrowings and long-term borrowings, less cash and cash equivalents and pledged deposits and restricted cash. The total equity includes equity attributable to owners of the parent and minority interest.

	Consolidated	
US$ millions	**2009**	2008
Short-term borrowings	**829.7**	1,207.0
Long-term borrowings	**2,855.6**	1,951.7
Less: Cash and cash equivalents	**(936.6)**	(625.9)
Less: Pledged deposits and restricted cash	**(29.2)**	(12.0)
Net debt	**2,719.5**	2,520.8
Equity attributable to owners of the parent	**1,916.2**	1,130.1
Minority interest	**2,122.9**	1,245.1
Total equity	**4,039.1**	2,375.2
Gearing ratio (times)	**0.67**	1.06

(B) Financial Risk Management

The Group's principal financial instruments include the various financial assets (which comprise accounts receivables, other receivables, available-for-sale assets, cash and cash equivalents, pledged deposits and restricted cash) and financial liabilities (which comprise accounts payable, other payables and accruals, short-term borrowings, long-term borrowings and deferred liabilities and provisions). The main purpose of the cash and cash equivalents, and short-term and long-term borrowings is to finance the Group's operations. The other financial assets and liabilities, such as accounts receivable and accounts payable, mainly arise directly from its operations.

The Group also enters into derivative transactions, including principally foreign exchange contracts and interest rate swap. The purpose is to manage the currency and interest rate risks arising from the Group's sources of finance and its operations.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risks. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(D)(u) to the Financial Statements.

(a) Market Risk

(I) Currency Risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and to improve investment and cash flow planning, in addition to natural hedges, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, some of the aforementioned derivative instruments of the Group do not qualify as effective hedges and therefore are not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

The following table summarizes the Group's exposure at the end of the reporting period to currency risk arising from recognized financial assets and liabilities denominated in U.S. dollars, which being different from the functional currencies of the peso and the rupiah used by the Group's subsidiary companies in the Philippines and Indonesia.

	Consolidated	
US$ millions	**2009**	2008
Account receivables and other receivables	**37.4**	61.5
Cash and cash equivalents	**261.6**	215.8
Pledged deposits and restricted cash	**12.0**	12.0
Short-term borrowings and long-term borrowings	**(652.3)**	(920.8)
Accounts payable, other payables and accruals	**(79.8)**	(125.5)
Net Amount	**(421.1)**	(757.0)

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities as listed above to a reasonably possible change in the exchange rates of rupiah and peso, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (due mainly to foreign exchange gains/losses on translation of the U.S. dollar denominated financial assets and liabilities). There is no significant impact on the other components of the Group's equity.

	2009		2008	
US$ millions	**(Depreciation)/ appreciation against the U.S. dollar (%)**	**(Decrease)/ increase in profit attributable to owners of the parent and retained earnings**	Depreciation against the U.S. dollar (%)	Decrease in profit attributable to owners of the parent and retained earnings
Rupiah	**(1.1)**	**(1.5)**	(5.4)	(11.4)
Peso	**0.4**	**0.1**	(4.0)	(2.4)

(II) *Price Risk*

The Group's price risk principally relates to the changes in the market value of its equity investments.

(b) Credit Risk

For the consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantees. For the water distribution business, the Group allows 60 days of credit to its customers. For the toll roads business, the Group collects its toll fees through its associated company, TMC, by cash, the users' prepaid and reloadable electronic toll collection devices and through credit card payment arrangements. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

The credit risk of the Group's other financial assets, which include cash and cash equivalents and certain investments in debt securities classified as available-for-sale assets, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments and the unrealized losses on available-for-sale assets charged directly to the Group's equity.

The Group has no significant concentrations of credit risk.

(c) Liquidity Risk

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity capital issues.

The maturity profile of the Group's financial liabilities at 31 December 2009 based on the contractual undiscounted payments, including future interest payments, is as follows.

	Accounts payable, other payables and accruals		Borrowings		Deferred liabilities and provisions		**Consolidated**	
US$ millions	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Not exceeding one year	**628.2**	667.4	**1,030.7**	1,509.4	**37.2**	30.0	**1,696.1**	2,206.8
More than one year but not exceeding two years	–	–	**969.7**	298.9	**50.0**	24.5	**1,019.7**	323.4
More than two years but not exceeding five years	–	–	**1,670.7**	1,851.5	**101.1**	58.0	**1,771.8**	1,909.5
More than five years	–	–	**814.6**	692.2	**272.8**	77.1	**1,087.4**	769.3
Total	**628.2**	667.4	**4,485.7**	4,352.0	**461.1**	189.6	**5,575.0**	5,209.0

(d) Fair Value and Cash Flow Interest Rate Risks

The Group's interest rate risk arises from interest-bearing borrowings, cash and cash equivalents, pledged deposits and restricted cash. Borrowings and cash and cash equivalents with variable interest rate terms expose the Group to cash flow interest rate risk. Borrowings and cash and cash equivalents with fixed interest rate terms expose the Group to fair value interest rate risk. At 31 December 2009, 37.7% (2008: 21.5%) of the Group's borrowings were effectively at fixed rates.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities at the end of the reporting period to a reasonably possible change in interest rates, with all other variables held constant, of the Group's profit attributable to owners of the parent and retained earnings (through the impact on variable rate borrowings and cash and cash equivalents). There is no significant impact on the other components of the Group's equity.

	2009		2008	
US$ millions	**Increase (Basis points)**	**Decrease in profit attributable to owners of the parent and retained earnings**	Increase/ (decrease) (Basis points)	(Decrease)/ increase in profit attributable to owners of the parent and retained earnings
Interest rates for				
– U. S. dollar	**25**	**(1.9)**	50	(4.8)
– Rupiah	**100**	**(1.0)**	(300)	0.4
– Peso	**100**	**(2.2)**	(300)	5.1

40. Subsequent Events

(A) On 28 January 2010, Two Rivers Pacific Holdings Corporation (Two Rivers), a Philippine affiliate of the Company, completed its acquisition of an additional interest in Philex of approximately 5.9% at a total consideration of Pesos 6.0 billion (US$130.9 million). The consideration is payable in four installments, the first installment of 10% was paid in January 2010 and the remaining 90% payable in three installments of 10%, 10% and 70% in January 2011, January 2012 and January 2013, respectively. The outstanding installment payables are interest-bearing and at an interest rate of 5.5% per annum. The transaction increased Two Rivers' interest in Philex from 9.2% to approximately 15.1%. In addition, the Group also held a 31.5% interest in Philex.

(B) On 1 March 2010, MPIC, Pilipino Telephone Corporation (Piltel) (an indirect subsidiary company of PLDT) and Rightlight Holdings, Inc. (subsequently renamed Beacon Electric Asset Holdings, Inc. (Beacon Electric)) (a wholly owned special purpose vehicle of MPIC set up with the sole purpose of holding shares in Meralco) entered into an Omnibus Agreement to restructure their current shareholdings in Meralco. Under the Omnibus Agreement, (a) MPIC and Piltel will consolidate approximately 163.6 million common shares of Meralco (representing an approximately 14.5% interest in Meralco) and 154.2 million common shares of Meralco (representing an approximately 13.7% interest in Meralco), respectively, under Beacon Electric; thus giving Beacon Electric an approximately 28.2% interest in Meralco and (b) Piltel will acquire a 50% interest in Beacon Electric which will become a 50:50 joint venture between MPIC and Piltel.

The above transactions involve (a) a sale by MPIC to Beacon Electric of 163.6 million common shares of Meralco at a total consideration of Pesos 24.5 billion (US$531.2 million) or Pesos 150 (US$3.25) per share, (b) a subscription by MPIC of 1,156.5 million common shares of Beacon Electric at a price of Pesos 20 (US$0.43) per share and 801.0 million preferred shares of Beacon Electric at a price of Pesos 10 (US$0.22) per share at a total consideration of Pesos 31.1 billion (US$674.0 million), (c) a sale by Piltel of 154.2 million common shares of Meralco to Beacon Electric at a total consideration of Pesos 23.1 billion (US$500.6 million) or Pesos 150 (US$3.25) per share, (d) a subscription by Piltel of 1,156.5 million common shares of Beacon Electric at a total consideration of Pesos 23.1 billion (US$500.6 million) or Pesos 20 (US$0.43) per share and (e) a sale by MPIC of 12,500 common shares of Beacon Electric to Piltel at a consideration of Pesos 12,500 (US$271) or Peso 1 (US$0.02) per share. No gain or loss will be recorded by the Group from these transactions.

In addition, MPIC assigned to Beacon Electric a right to be granted a call option in respect of 74.7 million common shares of Meralco (representing an approximately 6.6% interest in Meralco) owned by First Philippine Holdings Corporation (FPHC). FPHC granted the call option to Beacon Electric on 1 March 2010 in return for Pesos 3 million (US$0.1 million) consideration. The exercise price for the call option is Pesos 300 (US$6.4) per Meralco share and the call option exercisable at any time from 15 March 2010 to 15 May 2010. On 23 March 2010, the boards of MPIC and Beacon Electric decided to exercise the call option subject to approval by the Company's shareholders on a special general meeting to be held on 30 March 2010. The total consideration of Pesos 22.4 billion (US$485.1 million) will be satisfied by a combination of internal resources and bank borrowings.

41. Comparative Amounts

As explained in Note 2(B), due to the adoption of HKAS 1 (Revised) and HKFRS 8 during the year, the presentation of certain balances has been revised to comply with such changes. In addition, the comparative basic and diluted earnings per share figures have been restated to take into account the effect of a rights issue completed in December 2009. Accordingly, certain comparative amounts have been reclassified or restated to conform with the current year's accounting treatments and presentation.

42. Approval of the Financial Statements

The Financial Statements were approved and authorized for issue by the Board of Directors on 23 March 2010.

Glossary of Terms

Financial Terms

BIOLOGICAL ASSET A living animal or plant

CONCESSION ASSETS Infrastructure assets used under service concession arrangements for providing public services

DEFINED BENEFIT SCHEME A retirement scheme in which the rules specify the benefits to be paid and the scheme is financed accordingly. Generally, benefits are determined by a formula that takes into account of the final salary and the number of years of service of each member

DEFINED CONTRIBUTION SCHEME A retirement scheme under which the benefits are directly determined by the value of contributions paid in respect of each member

EBIT Earnings before interest and tax

EBIT MARGIN EBIT/turnover

EBITDA Earnings before interest, tax, depreciation and amortization

EBITDA MARGIN EBITDA/turnover

GROSS PROFIT MARGIN Gross profit/turnover

IMPAIRMENT PROVISION Provision made to reduce the carrying amount of an asset to its recoverable amount

NAV Net Asset Value

NET ASSETS Total assets less total liabilities, equivalent to total equity

NET CURRENT ASSETS/LIABILITIES Current assets less current liabilities

NET DEBT Total of short-term and long-term borrowings, net of cash and cash equivalents and pledged deposits and restricted cash

RECURRING PROFIT Profit attributable to owners of the parent excluding foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items

Financial Ratios

BASIC EARNINGS PER SHARE Profit attributable to owners of the parent/weighted average number of shares in issue during the year

CURRENT RATIO Current assets/current liabilities

DILUTED EARNINGS PER SHARE Profit attributable to owners of the parent adjusted for the effect of assumed conversion of all dilutive potential ordinary shares/weighted average number of shares in issue during the year plus the weighted average number of ordinary shares which would be issued on the assumed conversion of all dilutive potential ordinary shares

DIVIDEND PAYOUT RATIO Ordinary share dividends paid and recommended/recurring profit

GEARING RATIO Net debt/total equity

INTEREST COVER Profit before taxation (excluding foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items) and net borrowing costs/net borrowing costs

RETURN ON AVERAGE EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT Recurring profit/average equity attributable to owners of the parent

RETURN ON AVERAGE NET ASSETS Recurring profit/average net assets

Other

ADR American Depositary Receipts

AGM Annual General Meeting

DSL Digital Subscriber Line

GAAP Generally Accepted Accounting Principles

GSM Global System for Mobile Communications

HKAS Hong Kong Accounting Standards

HKFRS Hong Kong Financial Reporting Standards

HKICPA Hong Kong Institute of Certified Public Accountants

HK (IFRIC) – INT Hong Kong (International Financial Reporting Interpretations Committee) – Interpretation

IDX Indonesia Stock Exchange

IFRS International Financial Reporting Standards

LISTING RULES The Rules Governing the Listing of Securities on SEHK

MODEL CODE Model Code for Securities Transactions by Directors of Listed Issuers

NYSE The New York Stock Exchange

PSE The Philippine Stock Exchange, Inc.

SEHK The Stock Exchange of Hong Kong Limited

SFO Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

SGM Special General Meeting

3G The third generation of mobile phone technology

Information for Investors

Financial Diary

Announcement of 2009 results	23 March 2010
Annual report posted to shareholders	28 April 2010
Last day to register for final dividend	26 May 2010
Annual General Meeting	31 May 2010
Payment of final dividend	30 June 2010
Preliminary announcement of 2010 interim results	19 August 2010*
Interim report posted to shareholders	30 September 2010*
Financial year-end	31 December 2010
Preliminary announcement of 2010 results	23 March 2011*

* *Subject to confirmation*

Head Office

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpacific.com

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 2244
Fax : (1 441) 295 8666

Web Site

www.firstpacific.com

Share Information

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts

Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,860,324,403

Stock Codes

SEHK : 00142
Bloomberg : 142 HK
Thomson Reuters : 0142.HK

American Depositary Receipts (ADRs) Information

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: BNY Mellon Shareowner Services

To Consolidate Shareholdings

Write to our principal share registrar and transfer office in Bermuda at:

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at:

Computershare Hong Kong Investor Services Limited

Registrar Office

17M Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 8555
Fax : (852) 2865 0990/(852) 2529 6087
Email : hkinfo@computershare.com.hk

Transfer Office

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report, or Additional Information

Available at:

www.firstpacific.com

Or contact:

Sara Cheung
Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
Email : info@firstpacific.com

Auditors

Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

Solicitors

Richards Butler in association with Reed Smith LLP
20th Floor, Alexandra House
16-20 Chater Road
Central, Hong Kong SAR

Principal Bankers

Credit Agricole Corporate and Investment Bank
Mizuho Corporate Bank, Ltd.
Standard Chartered Bank
Standard Bank Asia Limited
Banco de Oro Unibank, Inc.
Metropolitan Bank & Trust Company

Summary of Principal Investments

As at 31 December 2009

Philippine Long Distance Telephone Company

PLDT (PSE: TEL; NYSE: PHI) is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	186.8 million
Particulars of issued shares held	:	Common shares of Pesos 5 par value
Economic interest	:	26.5%

Further information on PLDT can be found at www.pldt.com

Metro Pacific Investments Corporation

MPIC (PSE: MPI) is a Philippine-based, publicly-listed, investment and management company with holdings in water distribution, tollroads, power distribution, healthcare and port development.

Sector	:	Infrastructure, Utilities and Healthcare
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	20.1 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	55.6%

Further information on MPIC can be found at www.mpic.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX: INDF) is a leading processed food company engaged in food manufacturing, processing, marketing and distribution. It is based in Jakarta and is listed on the Indonesia Stock Exchange and its Agribusiness subsidiaries, Indofood Agri Resources Ltd. and PT PP London Sumatra Indonesia Tbk are listed on the Singapore and Indonesia Stock Exchanges, respectively. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, dairy, food seasonings, snack foods and nutrition and special foods), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, sugar cane, cocoa and tea plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	8.8 billion
Particulars of issued shares held	:	Shares of Rupiah 100 par value
Economic interest	:	50.1%

Further information on Indofood can be found at www.indofood.co.id

Philex Mining Corporation*

Philex (PSE: PX) is a Philippine listed company engaged in exploration, development and utilization of mineral resources.

Sector	:	Natural Resources
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	4.9 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	31.5%

* In addition, Two Rivers Pacific Holdings Corporation, a Philippine affiliate of First Pacific holds a 9.2% interest in Philex.

Further information on Philex can be found at www.philexmining.com.ph



This painting is from the private collection of Mr. Manuel V. Pangilinan


FIRST
PACIFIC

First Pacific Company Limited

24th Floor, Two Exchange Square,
8 Connaught Place, Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpacific.com
Website : www.firstpacific.com

A Chinese version of this annual report is available at www.firstpacific.com or from the Company on request.
本年報之中文版可瀏覽 www.firstpacific.com 或向本公司索取。



This report is printed on environmentally friendly paper
Management portrait: Alan P. K. Soo

FPC Exemption No. (82-836)


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock code: 00142)

Form of Proxy for use at the ANNUAL GENERAL MEETING ("AGM") of First Pacific Company Limited (the "Company") to be held at The Victoria and Chater Room, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong at 3:00 p.m. on Monday, 31st May, 2010 and at any adjournment thereof.

I/We, [1] ______________________ (and) ______________________
of ______________________
being the registered holder(s) of [2] ______________________ ordinary shares of US$0.01 each in the capital of the Company, HEREBY APPOINT the Chairman of the AGM or [3] ______________________
of ______________________
as my/our proxy to attend and vote for me/us at the AGM (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the Notice convening the AGM[4].

Please indicate with a "✓" in the space provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, without a specific direction, the proxy will vote or abstain at his discretion.

	RESOLUTIONS	For	Against
1.	To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2009.		
2.	To declare a final cash dividend of HK8.00 cents (US1.03 cents) per ordinary share for the year ended 31st December, 2009.		
3.	To re-appoint Ernst & Young as Auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.		
4.(i)	To re-elect Mr. Manuel V. Pangilinan as the Managing Director and CEO of the Company for a fixed term of approximately three years, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held in the third year following the year of his re-election (being 2013) ("a fixed 3-year term").		
(ii)	To re-elect Mr. Edward A. Tortorici as an Executive Director of the Company for a fixed 3-year term.		
(iii)	To re-elect Professor Edward K.Y. Chen as an Independent Non-executive Director of the Company for a fixed 3-year term.		
(iv)	To re-elect Mr. Jun Tang as an Independent Non-executive Director of the Company for a fixed 3-year term.		
(v)	To re-elect Sir David W.C. Tang as an Independent Non-executive Director of the Company for a fixed term of approximately one year, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held one year following the year of his re-election (being 2011) ("a fixed 1-year term").		
(vi)	To re-elect Mr. Tedy Djuhar as a Non-executive Director of the Company for a fixed 1-year term.		
(vii)	To re-elect Mr. Ibrahim Risjad as a Non-executive Director of the Company for a fixed 1-year term.		
5.(i)	To authorize the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws.		
(ii)	To fix the remuneration of the Non-executive Directors (including the Independent Non-executive Directors) at the sum of US$5,000 for each meeting attended.		
6.	To authorize the Board of Directors of the Company to appoint additional directors as an addition to the Board.		
7.	To grant a general mandate to the Directors to allot, issue and deal with additional shares in the Company not exceeding 20% of the Company's issued share capital.		
8.	To grant a general mandate to the Directors to exercise all the powers of the Company to repurchase shares in the Company not exceeding 10% of the Company's issued share capital.		
9.	To approve the addition of the aggregate nominal amount of shares repurchased pursuant to Resolution (8) above to the aggregate nominal amount of share capital which may be allotted pursuant to Resolution (7) above.		

Signature: ______________________ Date: ______________________ 2010

Notes:

1. Please insert your full name(s) and address in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the AGM is appointed, strike out "the Chairman of the AGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration.
4. A proxy need not be a member of the Company but must attend the AGM in person to represent you.
5. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
6. In the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorized.
7. To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or other authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong not less than 48 hours before the time of the AGM or any adjournment thereof.
8. Any alterations made in this Form of Proxy must be initialled.
9. Completion and delivery of the Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.
10. The Chairman will demand a poll on each of the resolutions submitted for determination at the AGM. On a poll, every member present in person or by a duly authorized corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited as soon as possible, but in any event not later than the commencement of the morning trading session on the business day following the AGM.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacific.com

(股份代號：00142)

適用於第一太平有限公司(「本公司」)於二零一零年五月三十一日(星期一)下午三時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳召開的股東週年大會(「股東週年大會」)及其任何續會之代表委任表格。

本人／吾等[1]＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿(及)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

乃持有[2]＿＿＿＿＿＿＿＿＿＿＿＿股每股面值0.01美元之本公司普通股登記持有人，**茲委任**股東週年大會主席或[3]

＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿為本人／吾等之代表，就考慮及酌情通過召開股東週年大會通告內的各項決議案，代表本人／吾等出席股東週年大會及其任何續會並於會上投票[4]。

請在適當空格內填上「✔」記號，以指示受委代表於按股數投票表決時應如何投票。如股東交回經正式簽署之代表委任表格，而未有填上明確指示，則受委代表有權自行酌情投票或放棄投票。

	決議案	贊成	反對
1.	省覽及接納截至二零零九年十二月三十一日止年度之經審核賬目以及董事會與核數師報告。		
2.	宣派截至二零零九年十二月三十一日止年度之末期現金股息每股普通股8.00港仙(1.03美仙)。		
3.	重聘安永會計師事務所為本公司之核數師，並授權本公司董事會釐定其酬金。		
4. (i)	重選彭澤仁先生為本公司之常務董事兼行政總監，其指定任期約為三年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後第三年(即二零一三年)舉行之股東週年大會結束時(「三年固定期限」)。		
(ii)	重選唐勵治先生為本公司之執行董事，任期為三年固定期限。		
(iii)	重選陳坤耀教授為本公司之獨立非執行董事，任期為三年固定期限。		
(iv)	重選唐駿先生為本公司之獨立非執行董事，任期為三年固定期限。		
(v)	重選鄧永鏘爵士為本公司之獨立非執行董事，其指定任期約為一年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後一年(即二零一一年)舉行之股東週年大會結束時(「一年固定期限」)。		
(vi)	重選林宏修先生為本公司之非執行董事，任期為一年固定期限。		
(vii)	重選Ibrahim Risjad先生為本公司之非執行董事，任期為一年固定期限。		
5. (i)	授權董事會根據本公司公司細則釐定執行董事酬金。		
(ii)	釐定非執行董事(包括獨立非執行董事)每次出席會議之酬金為5,000美元。		
6.	授權本公司董事會委任新董事加盟董事會。		
7.	授予董事一般授權以配發、發行及處理本公司額外股份，惟不得超過本公司已發行股本之20%。		
8.	授予董事一般授權以行使本公司一切權力購回本公司之股份，惟不得超過本公司已發行股本之10%。		
9.	批准本公司根據上述第(8)項決議案所購回之股份面值總額加入根據上述第(7)項決議案可配發之股本面值總額內。		

簽署：＿＿＿＿＿＿＿＿＿＿＿＿＿＿　　日期：二零一零年＿＿＿＿＿＿＿＿＿＿＿＿

附註：

1. 請以正楷填上　閣下之姓名及地址。如屬聯名股東，請填上所有股東之姓名。
2. 請填上　閣下名下之普通股數目；如未有填上股份數目，則本代表委任表格將被視作適用於　閣下名下本公司股本中之所有普通股。
3. 閣下如擬委派股東週年大會主席以外其他人士作代表，請刪去「股東週年大會主席或」之字句，並在適當空格內填上所擬委派代表人之姓名及地址，並由股東簡簽作實。
4. 受委代表毋須為本公司股東，但必須親自代表　閣下出席股東週年大會。
5. 倘屬聯名股東，本公司將在接受排名首位之股東(不論親自或委派代表)之投票後，不再接受其他聯名股東之投票。
6. 若股東為公司，則本代表委任表格必須加蓋公司印鑑，或由該公司負責人或獲正式授權人士簽署。
7. 本代表委任表格連同簽署表格之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或其他授權文件副本，最遲須於股東週年大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處(致：公司秘書處)，地址為香港中環康樂廣場八號交易廣場第二座二十四樓，方為有效。
8. 本代表委任表格上所有更改必須由股東簡簽作實。
9. 填妥及交回本代表委任表格後，　閣下仍有權出席股東週年大會並於會上投票。
10. 大會主席將就各項提呈股東週年大會之決議案要求以按股數投票方式表決。於進行按股數投票表決時，每名親身或獲正式授權之公司代表或受委代表出席之股東，可就彼所持每一股股份投一票。按股數投票表決之結果將儘快，惟無論如何不遲於股東週年大會舉行後下一個營業日上午交易時段開始前在本公司與香港聯合交易所有限公司之網站刊載。

FPC Exemption No. (82-836)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular and the accompanying Form of Proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock code: 00142)

NOTICE OF ANNUAL GENERAL MEETING
RE-ELECTION OF THE RETIRING DIRECTORS AND
GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

Notice convening the 2010 Annual General Meeting of First Pacific Company Limited to be held at The Victoria and Chater Room, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong at 3:00 p.m. on Monday, 31st May, 2010 is set out on pages 18 to 22 of this circular.

Whether or not you are able to attend the said meeting, please complete and return the enclosed Form of Proxy to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for the holding of the said meeting or any adjourned meeting thereof. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the said meeting or any adjourned meeting should you so wish.

26th April, 2010

CONTENTS

In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

"2009 AGM"	the annual general meeting of the Company convened and held on 3rd June, 2009;
"2010 AGM"	the annual general meeting of the Company to be convened and held on 31st May, 2010, by the Notice;
"Audit Committee"	the Company's Audit Committee comprising of Mr. Graham L. Pickles (Chairman), Prof. Edward K.Y. Chen and Sir David W.C. Tang, independent non-executive directors of the Company;
"Board"	the board of Directors of the Company;
"Bye-laws"	the Bye-laws of the Company, as amended from time to time;
"Code"	the Code on Corporate Governance Practices adopted by the Company on 14th March, 2005 and revised on 25th March, 2009, based on the provisions of Appendix 14 of the Listing Rules;
"Company" or "First Pacific"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Director" or "Directors"	a director or directors of the Company, from time to time;
"First Pacific Group"	First Pacific and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Latest Practicable Date" or "LPD"	21st April, 2010, being the latest practicable date for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Macau"	the Macau Special Administrative Region of the PRC;
"Model Code"	the Model Code for securities transactions by directors of companies listed on the Stock Exchange;

"Nomination Committee"	the Company's Nomination Committee comprising of Mr. Anthoni Salim (Chairman), Ambassador Albert F. del Rosario, Non-executive Director, together with Prof. Edward K.Y. Chen, Sir David W.C. Tang and Mr. Graham L. Pickles, independent non-executive directors of the Company;
"Notice"	notice of the 2010 AGM as set out on pages 18 to 22 of this circular;
"PRC"	the Peoples' Republic of China;
"Proposals"	the renewal of the general mandate enabling the Directors to allot and issue Shares; the renewal of the Repurchase Mandate; the renewal of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate and the re-election of the seven retiring Directors, in each case as contemplated by this circular;
"Repurchase Mandate"	the general mandate enabling the Company to repurchase its own Shares;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Shareholders"	the holders of the Shares from time to time;
"Shares"	ordinary shares of US$0.01 each of the Company and any shares resulting from any subsequent consolidation, sub-division or reclassification of those ordinary shares;
"Sterling pounds"	Sterling pounds, the lawful currency of the United Kingdom;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Substantial Shareholders"	First Pacific Investments Limited, First Pacific Investments (B.V.I.) Limited and Mega Ring Investments Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"USA"	the United States of America; and
"US$" or "US dollars"	United States dollars, the lawful currency of the USA.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-executive Directors:
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Ambassador Albert F. del Rosario
Benny S. Santoso
Napoleon L. Nazareno

Independent Non-executive Directors:
Prof. Edward K.Y. Chen, *GBS, CBE, JP*
Sir David W.C. Tang, *KBE*
Graham L. Pickles
Jun Tang

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

26th April, 2010

To the Shareholders of First Pacific Company Limited

Dear Sir or Madam,

NOTICE OF ANNUAL GENERAL MEETING RE-ELECTION OF THE RETIRING DIRECTORS AND GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to provide you with information in connection with the convening of the 2010 AGM and an explanation in connection with the matters to be dealt with at the 2010 AGM. In accordance with good corporate governance practices, the chairman of the 2010 AGM will direct that each of the resolutions set out in the Notice be voted on by poll.

The Notice convening the 2010 AGM is set out on pages 18 to 22 of this circular.

A Form of Proxy for use at the 2010 AGM is enclosed with this circular. Whether or not you are able to attend the 2010 AGM, you are requested to complete and return the Form of Proxy in accordance with the instructions printed thereon to the principal office of the Company in Hong Kong not less than 48 hours before the time fixed for the 2010 AGM. Completion and delivery of a Form of Proxy will not preclude you from attending and voting in person at the 2010 AGM, should you so wish.

ADOPTION OF THE AUDITED ACCOUNTS AND THE REPORTS OF THE DIRECTORS AND AUDITORS FOR THE YEAR ENDED 31ST DECEMBER, 2009

A copy of the 2009 Annual Report of the Company, incorporating the audited consolidated accounts of the Company for the year ended 31st December, 2009 and the Directors' and Auditors' reports thereon, and information concerning each of the retiring Directors who will be put forward for re-election at the 2010 AGM, has been despatched to all Shareholders together with this circular. The audited consolidated accounts of the Company for the year ended 31st December, 2009 have been reviewed by the Audit Committee and approved by the Board for adoption at the 2010 AGM.

DECLARATION OF FINAL DIVIDEND

On 23rd March, 2010, the Directors announced the audited results of the Company for the year ended 31st December, 2009. As mentioned in that announcement, the Board has recommended a final dividend of HK8.00 cents (US1.03 cents) per share in respect of the financial year ended 31st December, 2009. Subject to approval by Shareholders at the 2010 AGM, the final dividend will be paid in cash in a currency to be determined based on the registered address of each Shareholder on the Company's Register of Members as follows: Hong Kong dollars for Shareholders with registered addresses in Hong Kong, Macau and PRC, Sterling pounds for Shareholders with registered addresses in the United Kingdom and US dollars for Shareholders with registered addresses in all other countries. It is expected that the dividend warrants will be dispatched to Shareholders on or about Wednesday, 30th June, 2010.

The Company's Register of Members will be closed from Thursday, 27th May, 2010 to Monday, 31st May, 2010, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Wednesday, 26th May, 2010.

RE-APPOINTMENT OF AUDITORS

The Audit Committee has recommended to the Board (which in turn endorsed the view), that subject to the approval of Shareholders at the 2010 AGM, Ernst & Young be re-appointed as the auditors of the Company for the ensuing year.

RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to Bye-law 99, the Directors shall, among others, have power to appoint any person as a Director as an addition to the Board and any person so appointed as a Director shall remain as a Director only until the next following annual general meeting of the Company and then he shall be eligible for re-election at that meeting.

Mr. Jun Tang was newly appointed as an Independent Non-executive Director of the Company as of 11th December, 2009. In accordance with the provisions of Bye-law 99, he shall remain as a Director until the 2010 AGM and he shall then be eligible for re-election as an Independent Non-executive Director of the Company at that meeting.

At the 2009 AGM, Mr. Anthoni Salim (Non-executive Chairman), Mr. Sutanto Djuhar (Non-executive Director), Mr. Tedy Djuhar (Non-executive Director) and Mr. Ibrahim Risjad (Non-executive Director), being the four (4) Directors who had been longest in office since their last election, retired as Directors. All the retiring Directors, being eligible for re-election, offered themselves for re-election. Mr. Anthoni Salim was re-elected for a fixed term of not more than three years, commencing on the date of the 2009 AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2012 or (2) 2nd June, 2012 or (3) the date on which the Director retires by rotation pursuant to the Code and/or the Bye-laws. As for Mr. Sutanto Djuhar, Mr. Tedy Djuhar and Mr. Ibrahim Risjad, they were re-elected for a fixed term of approximately one year, commencing on the date of the 2009 AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 2nd June, 2010.

As the terms of Mr. Sutanto Djuhar, Mr. Tedy Djuhar and Mr. Ibrahim Risjad will expire at the 2010 AGM, but being eligible, Mr. Tedy Djuhar and Mr. Ibrahim Risjad offered themselves for re-election at the 2010 AGM for another one-year term, while Mr. Sutanto Djuhar will step down from the Board due to his other engagements.

At the 2010 AGM, Mr. Manuel V. Pangilinan (Managing Director and CEO), Mr. Edward A. Tortorici (Executive Director), Prof. Edward K.Y. Chen (Independent Non-executive Director) and Sir David W.C. Tang (Independent Non-executive Director), being the four (4) Directors who have been longest in office since their re-election at the 2007 annual general meeting held on 1st June, 2007, will retire as Directors at the 2010 AGM.

At the Company's Nomination Committee meeting held on 11th December, 2009, the Nomination Committee accepted the nomination of Mr. Manuel V. Pangilinan, Mr. Edward A. Tortorici, Professor Edward K.Y. Chen and Mr. Jun Tang to stand for re-election for a fixed term of approximately three years, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held in the third year following the year of their re-election (being 2013), and on the expiration of the term, each of the four Directors shall be deemed a retiring Director and be eligible for re-election.

As for Sir David W.C. Tang, Mr. Tedy Djuhar and Mr. Ibrahim Risjad, the Nomination Committee accepted their nominations to stand for re-election for a fixed term of approximately one year, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held one year following the year of their re-election (being 2011), and on the expiration of the term, each of the three Directors shall be deemed a retiring Director and be eligible for re-election.

The proposed re-election for each of the above seven retiring Directors on the terms specified will be considered by separate resolutions at the 2010 AGM.

The biographical details of each of the seven retiring Directors who will stand for re-election at the 2010 AGM, as required by Rule 13.51(2) of the Listing Rules, are set out in Appendix I of this circular to enable Shareholders to make an informed decision on their re-election. Save as otherwise disclosed in this circular, there is no information to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of Shareholders in respect of the seven retiring Directors who will stand for re-election at the 2010 AGM.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

In order to keep in line with current corporate practices, resolutions will be proposed at the 2010 AGM seeking Shareholders' approval for, inter alia, the renewal of a general mandate enabling the Directors to allot and issue Shares; the renewal of the Repurchase Mandate and the renewal of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate.

At the 2009 AGM, Shareholders passed an ordinary resolution granting to the Directors a general mandate to allot and issue Shares up to a limit equal to 20 per cent of the aggregate nominal amount of the issued share capital of the Company as at 3rd June, 2009. Your Directors believe that it would be in the best interests of the Company to renew this mandate, as it will expire at the conclusion of the 2010 AGM.

At the 2009 AGM, Shareholders also passed an ordinary resolution granting to the Directors a general mandate to exercise the powers of the Company to repurchase its own Shares up to a limit of 10 per cent in aggregate of the Company's issued share capital as at 3rd June, 2009. A further ordinary resolution was passed by Shareholders granting to the Directors a general mandate to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate. Your Directors believe that it would be in the best interests of the Company to renew these mandates as they will expire at the conclusion of the 2010 AGM.

There is at present no intention for the Company to repurchase any of its Shares. The main features of the Listing Rules regarding share repurchases on the Stock Exchange and further details in relation to the proposed share repurchase resolution are contained in the explanatory statement set out in Appendix II of this circular so as to enable Shareholders to make an informed decision on whether to vote for or against the proposed ordinary resolution to approve a general mandate to exercise the powers of the Company to repurchase its own Shares at the 2010 AGM.

PROCEDURES TO DEMAND A POLL AT THE ANNUAL GENERAL MEETING

Consistent with the Listing Rule requirements and good corporate governance practices, the chairman of the 2010 AGM will demand a poll for each of the resolutions set out in the Notice.

In accordance with Bye-law 79, every resolution put to the vote at a Shareholders' meeting shall be decided on a show of hands unless before or on the declaration of the results of the show of hands, a poll is demanded by:

(i) the chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth (1/10th) of the total voting rights of all members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10th) of the total sum paid up on all the Shares conferring that right.

In accordance with Bye-law 80, if a poll is demanded in the manner aforesaid, it shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not more than thirty (30) days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman directs. The results of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

Your Directors are of the opinion that the Proposals are in the best interests of the Company and its Shareholders and recommend you to vote in favor of the resolutions to be proposed at the 2010 AGM to be held on 31st May, 2010. The Directors have indicated that the votes attaching to the Shares owned by them and their respective associates (as defined in the Listing Rules) will, where entitled, be cast in favor of all the resolutions to be proposed at the 2010 AGM.

Yours faithfully,
For and on behalf of the Board of Directors of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

The following are the particulars of the seven retiring Directors proposed to be re-elected at the 2010 AGM:

1. **Mr. Manuel V. Pangilinan**
Managing Director and Chief Executive Officer

Age 63, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from the University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the Company in 1981, was appointed Executive Chairman in February 1999 and re-assumed the role of Managing Director and CEO in June 2003.

Mr. Pangilinan also served as President and CEO of Philippine Long Distance Telephone Company ("PLDT") since November 1998 and was appointed Chairman of PLDT in February 2004. He is the Chairman of Metro Pacific Investments Corporation ("MPIC"), ePLDT, Inc., Smart Communications, Inc., Pilipino Telephone Corporation, Maynilad Water Services, Inc., Metro Pacific Tollways Corporation, Manila North Tollways Corporation, Philex Mining Corporation ("Philex"), Landco Pacific Corporation, MNH Port Incorporated, Medical Doctors, Inc. (Makati Medical Center), Davao Doctors, Inc. and Colinas Verdes Corporation (Cardinal Santos Medical Center), Mediaquest Holdings, Inc., and Associated Broadcasting Corporation (TV5). Mr. Pangilinan is also the President Commissioner of PT Indofood Sukses Makmur Tbk ("Indofood") and a Director of the Manila Electric Company ("Meralco").

In May 2006, the Office of the President of the Philippines awarded Mr. Pangilinan the Order of Lakandula, rank of Komandante in recognition of his contributions to the country. He was named Management Man of the Year 2005 by the Management Association of the Philippines (MAP). Mr. Pangilinan was awarded Honorary Doctorates in Humanities by Holy Angel University in 2008, by Xavier University in 2007 and by San Beda College in 2002 in the Philippines. He was a member of the Board of Overseers of The Wharton School, University of Pennsylvania, and holds chairmanships in the Board of San Beda College, non-profit organizations Philippine Business for Social Progress (PBSP) and the Philippine Business for Education (PBED). Mr. Pangilinan is also the President of the Samahang Basketbol Ng Pilipinas (the national association for basketball) and is Chairman of the Amateur Boxing Association of the Philippines (the national association for boxing).

As at the Latest Practicable Date, Mr. Pangilinan was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 7,887,309 ordinary shares[(P)] of the Company and 65,349,552 ordinary share options of the Company;

ii. 5,242,404 common shares[(P)] and 15,000,000 share options in MPIC;

iii. 201,033 common shares(P) in PLDT and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee;

iv. 1,392,500 common shares(P) and 2,512,500 share options in Philex; and

v. 25,000 common shares(P) in Meralco.

The amount of remuneration paid to Mr. Pangilinan for the year ended 31st December, 2009, together with the basis of determining such remuneration are set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 142 in First Pacific's 2009 Annual Report.

Save as disclosed herein, Mr. Pangilinan has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

2. Mr. Edward A. Tortorici
Executive Director

Age 70, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation.

Mr. Tortorici subsequently founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices in the USA, Europe and the Middle East.

In 1987 Mr. Tortorici joined First Pacific as an Executive Director for strategic planning and corporate restructuring, and launched the First Pacific Group's entry into the telecommunications and technology sectors. Presently, he oversees corporate strategy for First Pacific and guides the First Pacific Group's strategic planning and corporate development activities. Mr. Tortorici serves as a Commissioner of Indofood which is based in Indonesia; a Director of MPIC, Philex, Maynilad Water Services, Inc. and Landco Pacific Corporation, companies located in the Philippines. He also serves as a Trustee of the Asia Society and the Metropolitan Museum of Manila.

As at the Latest Practicable Date, Mr. Tortorici was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 39,590,557 ordinary shares(P) of the Company and 19,183,256 ordinary share options of the Company;

ii. 69,596 common shares[(C)] and 660,000 common shares[(P)] as well as 10,000,000 share options in MPIC;

iii. 104,874 common shares[(P)] in PLDT; and

iv. 100 common shares[(P)] in Philex.

The amount of remuneration paid to Mr. Tortorici for the year ended 31st December, 2009, together with the basis of determining such remuneration are set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 142 in First Pacific's 2009 Annual Report.

Save as disclosed herein, Mr. Tortorici has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

3. Professor Edward K.Y. Chen, ***GBS, CBE, JP***
Independent Non-executive Director

Age 65, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Professor Chen is an Independent Non-executive Director of Asia Satellite Telecommunications and Wharf Holdings Limited, and a Non-executive Director of eBizAnywhere Technologies Limited. He was a trustee for Eaton Vance Management Funds. Formerly, Professor Chen served as President of Lingnan University from 1995 to 2007, and Professor and Director of the Centre of Asian Studies of the University of Hong Kong; Chairman of Hong Kong's Consumer Council; as an Executive Councillor of the Hong Kong Government; and as a Legislative Councillor. Professor Chen is now a Distinguished Fellow of the Centre of Asian Studies at the University of Hong Kong. Professor Chen joined First Pacific's Board in 1993.

As at the Latest Practicable Date, Professor Chen was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 4,743,113 ordinary share options of the Company.

Professor Chen has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as an Independent Non-Executive Director, Professor Chen is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors, or Board committee which he attends in person or by telephone conference call, as shall be determined by the Board from time to time, details as set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 142 in First Pacific's 2009 Annual Report. Professor Chen has submitted to the Company a written confirmation concerning his independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Board, therefore, considers him to be independent and believes that he should be re-elected as an Independent Non-executive Director of the Company.

Save as disclosed herein, Professor Chen has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

4. Mr. Jun Tang
Independent Non-executive Director

Age 47, born in China. Mr. Tang holds a Bachelor of Science degree in Applied Physics, Master's degree of Electrical Engineering and a PhD in Computer Science in China, Japan and USA respectively. He is the President and CEO of Fujian New Huadu Industrial Group Company Limited and a Director of Hong Kong-listed Tsingtao Brewery Company Limited.

Mr. Tang was previously the President of Nasdaq-listed Shanda Interactive Entertainment Company Limited and the Honorary President of Microsoft China Company Limited. He served as the President of Microsoft China and the General Manager of Microsoft Global Technology Center from 1997 to 2002. Mr. Tang also served as the CEO of Wicresoft, a joint venture company between Microsoft and the Shanghai government established in 2002. Mr. Tang joined First Pacific's Board in December 2009.

As at the Latest Practicable Date, Mr. Tang was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 3,330,000 ordinary share options of the Company.

Mr. Tang has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as an Independent Non-Executive Director, Mr. Tang is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors, or Board committee which he attends in person or by telephone conference call, as shall be determined by the Board from time to time, details as set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 142 in First Pacific's 2009 Annual Report. Mr. Tang has submitted to the Company a written confirmation concerning his independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Board, therefore, considers him to be independent and believes that he should be re-elected as an Independent Non-executive Director of the Company .

Save as disclosed herein, Mr. Tang has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

5. Sir David W.C. Tang, ***KBE***

Independent Non-executive Director

Age 55, born in Hong Kong. Sir David was educated locally and then Cambridge, London and Beijing, where he taught English and Philosophy at Peking University. Sir David is the founder of Shanghai Tang; the China Clubs in Beijing, Hong Kong and Singapore; China Tang in London and Pacific Cigars. He has been advisor or director to Blackstone, British Airways, Tommy Hilfiger and the Savoy Group of Hotels. Sir David joined First Pacific's Board in 1989.

As at the Latest Practicable Date, Sir David was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 3,330,719 ordinary share options of the Company.

In addition to any remuneration otherwise payable under the Company's Bye-laws, as an Independent Non-Executive Director, Sir David is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors, or Board committee which he attends in person or by telephone conference call, as well as consultancy services provided to the Company, as shall be determined by the Board from time to time, details as set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 142 in First Pacific's 2009 Annual Report. Sir David has submitted to the Company a written confirmation concerning his independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Board, therefore, considers him to be independent and believes that he should be re-elected as an Independent Non-executive Director of the Company.

Save as disclosed herein, Sir David has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

6. Mr. Tedy Djuhar

Non-executive Director

Age 58, born in Indonesia. Mr. Djuhar received a Bachelor of Economics degree from the University of New England in Australia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies. Mr. Djuhar joined First Pacific's Board in 1981.

Mr. Djuhar is the son of Mr. Sutanto Djuhar. Save as disclosed herein, he is not or was not connected with any director and the senior management of the Company.

As at the Latest Practicable Date, Mr. Djuhar was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 790,229,364 ordinary shares(C) of the Company holding through First Pacific Investments Limited ("FPIL-Liberia"), a Liberian company which is owned by Mr. Anthoni Salim (10%), Salerni International Limited (a company which Mr. Anthoni Salim holds 100% of its issued capital) (46.8%), Mr. Sutanto Djuhar (30%), Mr. Tedy Djuhar (10%), and a company controlled by Mr. Ibrahim Risjad (3.2%); and

ii. 15,520,335 shares(C) in Indofood.

Mr. Djuhar has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as a Non-executive Director, Mr. Djuhar is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined by the Board from time to time, details as set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 142 in First Pacific's 2009 Annual Report.

7. Mr. Ibrahim Risjad
Non-executive Director

Age 76, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indofood Sukses Makmur Tbk. Mr. Risjad joined First Pacific's Board in 1981.

As at the Latest Practicable Date, Mr. Risjad was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 6,406,180 shares(C) in Indofood.

Mr. Risjad has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as a Non-executive Director, Mr. Risjad is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined by the Board from time to time, details as set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 142 in First Pacific's 2009 Annual Report.

Save as disclosed herein, Mr. Risjad has no financial or family relationships with any other Directors and senior management of the Company.

**Note: (P) = Personal Interest; (C) = Corporate Interest*

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to accompany the notice of an annual general meeting at which a resolution is to be proposed in relation to the repurchase by the Company of its own Shares.

1. REPURCHASE MANDATE

The relevant sections of the Listing Rules which permit companies with a primary listing on the Stock Exchange to repurchase their Shares on the Stock Exchange, subject to certain restrictions, are summarised below:

(a) Shareholders' approval

The Listing Rules provide that all proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction. The Listing Rules require an explanatory statement such as is contained herein to be sent to Shareholders in order to give Shareholders adequate information to enable them to decide whether to approve the grant of such a mandate.

(b) Source of funds

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda.

(c) Maximum number of shares to be repurchased

The Shares proposed to be repurchased by the Company must be fully paid up. A maximum of 10 per cent of the outstanding share capital at the date of passing the relevant resolution may be repurchased on the Stock Exchange. On the basis of the existing issued share capital of the Company of 3,862,324,403 Shares, as at the Latest Practicable Date, and assuming no further exercise of options granted by the Company pursuant to the Company's share option plan, and no further Shares are issued or repurchased by the Company prior to the 2010 AGM, not more than 386,232,440 Shares may be repurchased on the Stock Exchange pursuant to the Repurchase Mandate.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases, depending on market conditions and funding arrangements at the time, may lead to enhancement of the net asset value of the Company and/or earnings per Share and will be made only when the Directors believe that such repurchases will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASE

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda.

The Directors have no present intention to repurchase any Shares of the Company and they would exercise the power to repurchase in circumstances only where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the audited consolidated financial position of the Company as at 31st December, 2009, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, it could have a material adverse impact on the working capital position and gearing position of the Company.

The Directors do not propose to exercise the Repurchase Mandate to such extent as, in the circumstances, would have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited accounts or the gearing levels that in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICE

The Company has not repurchased any Shares in 2009. The following table shows the highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months ended 31st March, 2010 and from 1st April, 2010 up to the Latest Practicable Date:

Month	Highest traded price *HK$*	Lowest traded price *HK$*
2009		
April*	3.617	2.775
May*	3.867	3.450
June*	4.725	3.650
July*	4.925	4.100
August*	5.317	4.417
September*	5.275	4.525
October*	5.133	4.550
November	4.820	3.990
December	5.150	4.190
2010		
January	5.050	4.300
February	4.550	4.070
March	5.200	4.150
From 1st April, 2010 to LPD	5.250	4.920

* prices quoted were adjusted to take into account the effect of the rights issue of the Company completed in December 2009.

5. DISCLOSURE OF INTERESTS

None of the Directors or, to the best of their knowledge, having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) currently intend to sell Shares to the Company or its subsidiaries, in the event that the proposed Repurchase Mandate is approved by Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Mandate is approved by Shareholders.

6. TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Substantial Shareholders beneficially owned Shares representing a total of 44.19 per cent of the issued share capital of the Company. Although the Directors have no present intention to repurchase any Shares of the Company, if the Directors were to exercise the Repurchase Mandate in full, such Shares owned by the Substantial Shareholders would represent approximately 49.11 per cent of the then issued share capital of the Company. As a result, the Substantial Shareholders would become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code. Save as aforesaid, the Directors are not aware of any other consequences which would arise under the Takeovers Code as a result of any repurchase of Shares pursuant to the Repurchase Mandate.

At present, the Company has no intention to exercise the Repurchase Mandate in such a way and to such an extent that would cause a mandatory general offer obligation to arise for the Substantial Shareholders.

The Directors will not exercise the Repurchase Mandate if the repurchase would result in the number of listed Shares which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange.

7. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of Bermuda.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock code: 00142)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The Victoria and Chater Room, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Monday, 31st May, 2010 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2009.

2. To declare a final cash dividend of HK8.00 cents (US1.03 cents) per ordinary share for the year ended 31st December, 2009.

3. To re-appoint Ernst & Young as Auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.

4. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as an Ordinary Resolution of the Company:

   (i) **THAT** Mr. Manuel V. Pangilinan be and he is hereby re-elected as the Managing Director and CEO of the Company for a fixed term of approximately three years, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held in the third year following the year of his re-election (being 2013);

   (ii) **THAT** Mr. Edward A. Tortorici be and he is hereby re-elected as an Executive Director of the Company for a fixed term of approximately three years, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held in the third year following the year of his re-election (being 2013);

   (iii) **THAT** Professor Edward K.Y. Chen be and he is hereby re-elected as an Independent Non-executive Director of the Company for a fixed term of approximately three years, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held in the third year following the year of his re-election (being 2013);

(iv) **THAT** Mr. Jun Tang be and he is hereby re-elected as an Independent Non-executive Director of the Company for a fixed term of approximately three years, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held in the third year following the year of his re-election (being 2013);

(v) **THAT** Sir David W.C. Tang be and he is hereby re-elected as an Independent Non-executive Director of the Company for a fixed term of approximately one year, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held one year following the year of his re-election (being 2011);

(vi) **THAT** Mr. Tedy Djuhar be and he is hereby re-elected as a Non-executive Director of the Company for a fixed term of approximately one year, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held one year following the year of his re-election (being 2011); and

(vii) **THAT** Mr. Ibrahim Risjad be and he is hereby re-elected as a Non-executive Director of the Company for a fixed term of approximately one year, commencing on the date of the 2010 AGM and expiring at the conclusion of the annual general meeting of the Company to be held one year following the year of his re-election (being 2011).

5. To authorize the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws, and to fix the remuneration of the Non-executive Directors (including the Independent Non-executive Directors) at the sum of US$5,000 for each meeting of the Board of Directors or Board Committees (which he attends in person or by telephone conference call) or general meetings (which he attends in person), as shall be determined from time to time by the Board.

6. As special business, to consider and, if thought fit, pass with or without modifications the following as an Ordinary Resolution:

   "**THAT** the Board of Directors of the Company be and is hereby authorized to appoint additional directors as an addition to the Board, but so that the maximum number of directors so appointed by the Directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time, and any person so appointed shall remain as a Director only until the next following annual general meeting of the Company and then shall be eligible for re-election at that meeting."

7. As special business, to consider and, if thought fit, pass with or without modifications the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional Shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into Shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;

(b) the approval in paragraph (a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into Shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly, and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register of members on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

8. As special business, to consider and, if thought fit, pass with or without modifications the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares of US$0.01 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby approved generally and unconditionally;

(b) the aggregate nominal amount of share capital which may be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Shareholders in general meeting."

9. As special business, to consider and, if thought fit, pass with or without modifications the following as an Ordinary Resolution:

   "**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution numbered 8 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to the general mandate to allot and issue shares granted to the Directors of the Company by the said Ordinary Resolution numbered 7."

10. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 26th April, 2010

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Explanatory Notes to the Notice of Annual General Meeting:

1. Every member entitled to attend and vote at the 2010 AGM is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. A Form of Proxy for use at the 2010 AGM is enclosed in the circular which contains the Notice. The Form of Proxy will also be published on the website of the Stock Exchange and can also be downloaded from the Company's website: http://www.firstpacific.com.

3. In order to be valid, the Form of Proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the 2010 AGM or any adjournment thereof.

4. With respect to agenda item No. 4 in the Notice, the biographical details of each of the retiring Directors who will stand for re- election at the 2010 AGM, as required by Rule 13.51(2) of the Listing Rules as at the latest practicable date, are set out in Appendix I of the circular containing the Notice to enable Shareholders to make an informed decision on their re-election.

5. With respect to agenda item No. 7 in the Notice, approval is being sought from the members as the existing general mandate to issue shares will expire at the conclusion of the 2010 AGM.

6. An explanatory statement containing further details regarding agenda item No. 8 in the Notice on the general mandate to repurchase shares is set out in Appendix II of the circular containing the Notice.

7. The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件　請即處理

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何方面或對應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacific.com

(股份代號：00142)

股東週年大會通告
重選退任董事以及
有關發行股份及購回股份之一般授權

第一太平有限公司謹訂於二零一零年五月三十一日(星期一)下午三時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行二零一零年度股東週年大會，召開大會之通告詳載於本通函第18至22頁。

無論　閣下能否出席上述大會，務請　閣下儘快填妥及交回隨附之代表委任表格，而無論如何必須於上述大會或其任何續會指定舉行時間四十八小時前將表格送達第一太平有限公司之主要辦事處(致：公司秘書處)，地址為香港中環康樂廣場八號交易廣場第二座二十四樓。即使填妥及交回代表委任表格後，　閣下仍可親身出席上述大會或其任何續會，並於會上投票。

二零一零年四月二十六日

目 錄

頁次

在本通函及附錄內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零九年度股東週年大會」	指	本公司於二零零九年六月三日召開及已舉行之股東週年大會；
「二零一零年度股東週年大會」	指	本公司以通告召開及將於二零一零年五月三十一日舉行之股東週年大會；
「審核委員會」	指	由本公司三名獨立非執行董事Graham L. Pickles先生(主席)、陳坤耀教授及鄧永鏘爵士組成之審核委員會；
「董事會」	指	本公司董事會；
「公司細則」	指	本公司不時修訂之公司章程細則；
「守則」	指	本公司於二零零五年三月十四日根據上市規則附錄14之條文採納，並於二零零九年三月二十五日修訂之企業管治常規守則；
「本公司」或「第一太平」	指	第一太平有限公司，一間於百慕達註冊成立獲豁免之有限公司，其股份於聯交所上市；
「董事」	指	本公司不時委任之董事；
「第一太平集團」	指	第一太平及其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「最後可行日期」	指	二零一零年四月二十一日，即確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「澳門」	指	中國澳門特別行政區；
「標準守則」	指	聯交所有關上市公司董事進行證券交易之標準守則；

「提名委員會」	指	由林逢生先生(主席)、Albert F. del Rosario大使(非執行董事)以及本公司獨立非執行董事陳坤耀教授、鄧永鏘爵士及Graham L. Pickles先生組成之本公司提名委員會;
「通告」	指	載於本通函第18至22頁之二零一零年度股東週年大會之通告;
「中國」	指	中華人民共和國;
「建議」	指	如本通函所載建議,包括重新授予董事配發及發行股份的一般授權;重新授予購回授權;重新授予董事配發及發行本公司根據購回授權所購回股份的一般授權以及重選七名退任董事;
「購回授權」	指	授予本公司可購回本公司股份之一般授權;
「證券及期貨條例」	指	香港法例第571章證券及期貨條例;
「股東」	指	不時之股份持有人;
「股份」	指	本公司每股面值0.01美元之普通股,以及任何其後經該等普通股合併、分拆或重新分類而產生之任何股份;
「英鎊」	指	英國之法定貨幣英鎊;
「聯交所」	指	香港聯合交易所有限公司;
「主要股東」	指	First Pacific Investments Limited、First Pacific Investments (B.V.I.) Limited及Mega Ring Investments Limited;
「收購守則」	指	香港公司收購及合併守則;
「美國」	指	美利堅合眾國;及
「美元」	指	美國之法定貨幣美元。



FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacific.com

(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁*(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
林文鏡
林宏修
Ibrahim Risjad
Albert F. del Rosario大使
謝宗宣
Napoleon L. Nazareno

獨立非執行董事：
陳坤耀教授，*金紫荊星章、CBE、太平紳士*
鄧永鏘爵士，*KBE*
Graham L. Pickles
唐駿

主要辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者:

股東週年大會通告
重選退任董事以及
有關發行股份及購回股份之一般授權

緒言

本通函旨在向　閣下提供有關召開二零一零年度股東週年大會之資料，以及說明將於二零一零年度股東週年大會處理之事項。按照良好企業管治常規，二零一零年度股東週年大會主席將指示按股數表決方式就通告所載各項決議案投票表決。

召開二零一零年度股東週年大會之通告載於本通函第18至22頁。

本通函隨附二零一零年度股東週年大會之代表委任表格。無論　閣下能否出席二零一零年度股東週年大會，務請　閣下按代表委任表格列印之指示填妥及交回表格，而無論如何必須於二零一零年度股東週年大會指定舉行時間四十八小時前送達本公司於香港之主要辦事處。填妥及交回代表委任表格後，　閣下仍可親身出席二零一零年度股東週年大會，並於會上投票。

採納截至二零零九年十二月三十一日止年度之經審核賬目以及董事會與核數師報告

載有本公司截至二零零九年十二月三十一日止年度之經審核綜合賬目以及董事會與核數師相關報告之本公司二零零九年年報，以及有關擬於二零一零年度股東週年大會重選連任之各退任董事資料已連同本通函寄予全體股東。本公司截至二零零九年十二月三十一日止年度之經審核綜合賬目已由審核委員會審閱及獲董事會批准，並將於二零一零年度股東週年大會上徵求通過。

宣派末期股息

於二零一零年三月二十三日，董事宣佈本公司截至二零零九年十二月三十一日止年度之經審核業績。誠如該公告所述，董事會建議派發截至二零零九年十二月三十一日止財政年度之末期股息每股8.00港仙(1.03美仙)。待股東於二零一零年度股東週年大會批准後，本公司將按本公司之股東登記冊內每位股東登記地址適用之貨幣以現金派發末期股息如下：登記地址為香港、澳門及中國之股東獲派發港元股息；登記地址為英國之股東獲派發英鎊股息；而登記地址為其他國家之所有股東則獲派發美元股息。預期股息單將約於二零一零年六月三十日(星期三)寄予股東。

本公司將於二零一零年五月二十七日(星期四)至二零一零年五月三十一日(星期一)期間(包括首尾兩日)暫停辦理股東登記手續，期間將不辦理股份過戶登記。為符合資格獲分派擬派末期股息，所有填妥之股份過戶表格連同相關股票須於二零一零年五月二十六日(星期三)下午四時三十分或之前送交本公司之股份過戶登記處香港分處香港中央證券登記有限公司辦理登記，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716號室。

重聘核數師

審核委員會已向董事會建議而後者亦同意，待股東於二零一零年度股東週年大會批准後，重聘安永會計師事務所為本公司來年之核數師。

重選退任董事

根據公司細則第99條，董事有權(當中包括)委任任何人士加入董事會成為新增董事，而所獲委任的董事任期祇為直至本公司下一屆股東週年大會為止，屆時彼將符合資格於會上膺選連任。

唐駿先生於二零零九年十二月十一日新獲委任為本公司之獨立非執行董事。根據公司細則第99條所規定，唐駿先生之任期將於二零一零年度股東週年大會結束，屆時彼將符合資格於會上重選為本公司之獨立非執行董事。

於二零零九年度股東週年大會，林逢生先生(非執行主席)、林文鏡先生(非執行董事)、林宏修先生(非執行董事)及Ibrahim Risjad先生(非執行董事)為獲重選以來在任時間最長之四名董事，均已於會上退任董事。所有退任董事均符合資格並願意重選連任。林逢生先生已獲重選連任，指定任期為不超過三年，由二零零九年度股東週年大會舉行當日起計至下列最早日期為止：(1)本公司於二零一二年曆年舉行之股東週年大會當日；或(2)二零一二年六月二日；或(3)根據守則及／或公司細則董事須輪值退任當日。至於林文鏡先生、林宏修先生及Ibrahim Risjad先生，彼等已獲重選連任，指定任期約為一年，由二零零九年度股東週年大會舉行當日起計至下列最早日期為止：(1)本公司於二零一零年曆年舉行之股東週年大會當日；或(2)二零一零年六月二日。

由於林文鏡先生、林宏修先生及Ibrahim Risjad先生之任期將於二零一零年度股東週年大會屆滿，林宏修先生及Ibrahim Risjad先生均符合資格並願意於二零一零年度股東週年大會上膺選連任，為期一年，而林文鏡先生則考慮到身兼其他工作而將會從董事會退下。

於二零一零年度股東週年大會，彭澤仁先生(常務董事兼行政總監)、唐勵治先生(執行董事)、陳坤耀教授(獨立非執行董事)及鄧永鏘爵士(獨立非執行董事)為自二零零七年六月一日舉行之二零零七年度股東週年大會獲重選以來在任時間最長之四名董事，彼等將於二零一零年度股東週年大會退任董事。

於二零零九年十二月十一日舉行之本公司提名委員會會議上，提名委員會接納提名彭澤仁先生、唐勵治先生、陳坤耀教授及唐駿先生重選連任，其指定任期約為三年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後第三年(即二零一三年)舉行之股東週年大會結束時為止。於任期屆滿時，四名董事各自均被視為退任董事，並符合資格獲重選連任。

就鄧永鏘爵士、林宏修先生及Ibrahim Risjad先生而言，提名委員會接納提名彼等重選連任，其指定任期約為一年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後一年(即二零一一年)舉行之股東週年大會結束時為止。任期屆滿時，三名董事各自均被視為退任董事，並符合資格獲重選連任。

本公司將於二零一零年度股東週年大會提出獨立決議案以考慮按指明條款重選上述七名退任董事連任之建議。

根據上市規則第13.51(2)條規定，七名將於二零一零年度股東週年大會獲提名重選連任之退任董事資料已載於本通函附錄一，以便股東於考慮重選董事時可作出知情決定。除本通函另有披露者外，將於二零一零年度股東週年大會獲提名重選連任之七名退任董事並無任何其他須根據上市規則第13.51(2)(h)至13.51(2)(v)條規定須予披露之資料、或有關任何其他須知會股東之事宜。

發行股份及購回股份之一般授權

為符合現行之企業常規，本公司將於二零一零年度股東週年大會提呈決議案以徵求股東批准(其中包括)重新授予董事配發及發行股份之一般授權、重新授出購回授權以及重新授權董事可配發及發行本公司根據購回授權所購回股份之一般授權。

於二零零九年度股東週年大會，股東通過一項普通決議案，批准授予董事一般授權，可配發及發行最多不超過佔本公司於二零零九年六月三日已發行股本面值總額20%之股份。此項授權將於二零一零年度股東週年大會結束時屆滿，董事相信重續此項授權符合本公司之最佳利益。

於二零零九年度股東週年大會，股東亦通過一項普通決議案，授予董事一般授權，可行使本公司之權力購回本公司之股份，購回股份最多不超過本公司於二零零九年六月三日已發行股本總額10%之股份。股東亦通過另一項普通決議案，批准授予董事一般授權，以配發及發行本公司根據購回授權所購回之股份。此等授權將於二零一零年度股東週年大會結束時屆滿，董事相信重續此等授權符合本公司之最佳利益。

本公司現時無意購回其任何股份。為讓股東決定投票贊成或反對將於二零一零年度股東週年大會提呈之建議普通決議案以批准本公司行使權力購回其本身股份之一般授權時達致知情決定，有關上市規則所述在聯交所購回股份之主要規定，以及有關建議購回股份之決議案之其他詳情，已詳載於本通函附錄二之說明函件內。

於股東週年大會要求按股數投票表決之程序

遵照上市規則之規定及良好企業管治常規，二零一零年度股東週年大會主席將會就通告所載各項決議案要求按股數投票方式表決。

根據公司細則第79條，於股東大會提呈表決之每項決議案均將以舉手方式表決，除非於宣佈舉手方式表決結果之前或之時，以下人士要求按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票的最少三(3)名親身出席之股東或受委代表；或

(iii) 持有不少於全體有權在大會投票股東總投票權十分之一(1/10)的一名或多名親身出席之股東或受委代表；或

(iv) 持有可在大會投票之股份之一名或多名親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一(1/10)。

根據公司細則第80條，倘根據上述方式要求按股數投票表決，表決將於要求按股數投票表決之大會或續會日期起計三十(30)日內，按主席指定方式(包括使用不記名選票或選票紙或選票)、時間及地點進行。按股數投票表決之結果將視為要求按股數投票表決大會之決議。

責任聲明

本通函乃遵照上市規則而刊發，旨在提供有關本公司之資料。各董事就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導成份。

推薦意見

董事認為，建議乃符合本公司及其股東之最佳利益，故推薦　閣下投票贊成將於二零一零年五月三十一日舉行之二零一零年度股東週年大會上提呈之各項決議案。各董事已表示在有權投票之情況，將以彼等及彼等各自之聯繫人士(定義見上市規則)擁有之股份附有之投票權，投票贊成將於二零一零年度股東週年大會提呈之所有決議案。

此致

第一太平有限公司列位股東　台照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁
謹啟

二零一零年四月二十六日

以下為建議於二零一零年度股東週年大會重選之七名退任董事資料：

1.　彭澤仁先生

常務董事兼行政總監

現年六十三歲，出生於菲律賓。彭氏在菲律賓及香港的PHINMA集團、Bancom國際有限公司及美國運通銀行服務前，於馬尼拉安德雷爾大學（Ateneo de Manila University）取得文學士學位，並於美國賓夕凡尼亞大學華頓學院（Wharton School）取得工商管理碩士學位。彭氏於一九八一年創立第一太平，並一直擔任常務董事之職，於一九九九年二月被委任為執行主席，並於二零零三年六月重任常務董事兼行政總監一職。

彭氏於一九九八年十一月起兼任Philippine Long Distance Telephone Company（「PLDT」）總裁兼行政總監一職，並於二零零四年二月被委任為PLDT主席。彭氏亦為Metro Pacific Investments Corporation（「MPIC」）、ePLDT, Inc.、Smart Communications, Inc.、Pilipino Telephone Corporation、Maynilad Water Services, Inc.、Metro Pacific Tollways Corporation、Manila North Tollways Corporation、Philex Mining Corporation（「Philex」）、Landco Pacific Corporation、MNH Port Incorporated、Medical Doctors, Inc. (Makati Medical Center)、Davao Doctors, Inc.及Colinas Verdes Corporation（Cardinal Santos Medical Center）、Mediaquest Holdings, Inc.及Associated Broadcasting Corporation（TV 5）之主席。彭氏亦為PT Indofood Sukses Makmur Tbk（「Indofood」）之總裁專員，以及Manila Electric Company（「Meralco」）的董事。

於二零零六年五月，菲律賓總統府向彭氏頒授Komandante等級之Order of Lakandula勳銜，嘉許彭氏對該國作出之貢獻。彼亦獲菲律賓管理協會（Management Association of the Philippines（MAP））選為二零零五年最佳管理人（Management Man of the Year 2005），並分別於二零零八年、二零零七年及二零零二年獲菲律賓Holy Angel University、Xavier University及聖北達大學（San Beda College）頒發人文科學榮譽博士學位。彼曾為美國賓夕凡尼亞大學華頓學院監督委員會會員，現任聖北達大學信託委員會以及非牟利機構Philippine Business for Social Progress（PBSP）及Philippine Business for Education (PBED)主席。彭氏亦為菲律賓國家籃球協會（Samahang Basketbol Ng Pilipinas）總裁及菲律賓國家拳擊協會Amateur Boxing Association of the Philippines主席。

於最後可行日期，彭先生於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i.　本公司7,887,309股普通股(P)及本公司65,349,552份普通股購股權；

ii.　MPIC 5,242,404股普通股(P)及15,000,000份MPIC之購股權；

iii. 實益擁有PLDT 201,033股普通股(P)及PLDT 360股優先股(P)，並以代名人身分持有PLDT 15,417股普通股；

iv. 1,392,500股Philex之普通股(P)及2,512,500份Philex購股權；及

v. 25,000股Meralco普通股(P)。

截至二零零九年十二月三十一日止年度支付彭先生之酬金款額，連同釐定該酬金之基準載於第一太平二零零九年年報第142頁財務報表附註36(A)「董事酬金」一節。

除本通函所披露者外，彭先生與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

2. 唐勵治先生
執行董事

現年七十歲，出生於美國。唐氏取得紐約大學理學士學位及Fairfield University理學碩士學位。唐氏曾出任多個高級及行政管理職位，其中包括Crocker Bank之公司副總裁以及美國Olivetti Corporation及Fairchild Semiconductor Corporation之常務董事。

唐氏其後創辦國際管理及顧問公司EA Edwards Associates，該公司專於制定策略及改善生產力範疇，辦事處遍及歐美及中東。

唐氏於一九八七年加入第一太平為執行董事，負責策略規劃及企業重組，引領第一太平集團進軍電訊及科技業。彼現時負責掌管第一太平之企業策略，並帶領第一太平集團之策略規劃及企業發展活動。唐氏現為以印尼為基地之Indofood專員；彼亦為位於菲律賓之MPIC、Philex、Maynilad Water Services, Inc.及Landco Pacific Corporation之董事。此外，彼亦出任Asia Society及馬尼拉大都會博物館(Metropolitan Museum of Manila)之信託人。

於最後可行日期，唐先生於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 本公司39,590,557股普通股(P)及本公司19,183,256份普通股購股權；

ii.　MPIC 69,596股普通股(C)及660,000股普通股(P)及10,000,000份MPIC之購股權；

iii.　PLDT 104,874股普通股(P)；及

iv.　100股Philex之普通股(P)。

截至二零零九年十二月三十一日止年度支付唐先生之酬金款額，連同釐定該酬金之基準載於第一太平二零零九年年報第142頁財務報表附註36(A)「董事酬金」一節。

除本通函所披露者外，唐先生與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

3.　陳坤耀教授，*金紫荊星章，CBE，太平紳士*
獨立非執行董事

現年六十五歲，出生於香港，曾就讀香港大學及牛津大學。陳教授現為亞洲衛星電訊及九龍倉控股有限公司之獨立非執行董事，亦為環貿通科技有限公司之非執行董事。彼曾為Eaton Vance Management Funds之信託人。陳教授於一九九五年至二零零七年擔任香港嶺南大學校長；曾任香港大學亞洲研究中心教授及董事、香港消費者委員會主席、香港行政局議員及立法局議員。陳教授現為香港大學亞洲研究中心傑出院士。陳教授於一九九三年加入第一太平董事會。

於最後可行日期，陳教授於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i.　本公司4,743,113份普通股購股權。

陳教授並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為獨立非執行董事，陳教授有權就每次親身出席或透過電話會議出席之董事會或董事委員會會議收取5,000美元(或董事會不時釐定的服務酬金)，詳情載於第一太平二零零九年年報第142頁財務報表附註36(A)「董事酬金」一節。根據上市規則第3.13條內所載的獨立性指引，陳教授已就其獨立性向本公司提交確認書。董事會因此認為彼屬獨立人士，並相信彼應獲重選為本公司之獨立非執行董事。

除本通函所披露者外，陳教授與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

4.　唐駿先生

獨立非執行董事

現年四十七歲，出生於中國。唐氏分別在中國、日本和美國獲頒授應用物理學理學士學位、電子工程碩士學位，以及計算機科學博士學位。彼為福建新華都實業集團股份有限公司總裁兼行政總監，亦為香港上市公司青島啤酒股份有限公司董事。

唐氏曾出任納斯達克上市公司盛大互動娛樂有限公司總裁以及微軟(中國)有限公司榮譽總裁。由一九九七年至二零零二年期間，彼曾擔任微軟中國公司總裁及微軟全球技術支持中心總經理。唐氏亦曾擔任微創軟件首席執行官，該公司為微軟與上海市政府於二零零二年創辦的合營公司。唐氏於二零零九年十二月加入第一太平董事會。

於最後可行日期，唐先生於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i.　3,330,000份本公司普通股購股權。

唐先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為獨立非執行董事，唐先生有權就每次親身或透過電話會議出席之董事會或董事委員會會議收取5,000美元(或董事會不時釐定的服務酬金)，詳情載於第一太平二零零九年年報第142頁財務報表附註36(A)「董事酬金」一節。根據上市規則第3.13條內所載的獨立性指引，唐先生已就其獨立性向本公司提交確認書。董事會因此認為彼屬獨立人士，並相信彼應獲重選為本公司之獨立非執行董事。

除本通函所披露者外，唐先生與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

5. 鄧永鏘爵士，*KBE*

獨立非執行董事

現年五十五歲，出生於香港。鄧爵士於本地接受教育，其後於劍橋、倫敦及北京繼續學業，曾於北京大學教授英語及哲學。彼為上海灘商店；北京、香港及新加坡中國會；倫敦China Tang以及太平洋雪茄創辦人，亦曾擔任Blackstone、British Airways、Tommy Hilfiger及the Savoy Group of Hotels之顧問或董事。鄧爵士於一九八九年加入第一太平董事會。

於最後可行日期，鄧爵士於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 3,330,719份本公司普通股購股權。

除根據本公司的公司細則應付的其他酬金外，作為獨立非執行董事，鄧爵士有權就每次親身或透過電話會議出席之董事會或董事委員會會議以及向本公司提供顧問服務收取5,000美元（或董事會不時釐定的服務酬金），詳情載於第一太平二零零九年年報第142頁財務報表附註36(A)「董事酬金」一節。根據上市規則第3.13條內所載的獨立性指引，鄧爵士已就其獨立性向本公司提交確認書。董事會因此認為彼屬獨立人士，並相信彼應獲重選為本公司之獨立非執行董事。

除本通函所披露者外，鄧爵士與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

6. 林宏修先生

非執行董事

現年五十八歲，於印尼出生。林先生獲澳洲新英格蘭大學頒發經濟學學士學位。林先生現為PT Indocement Tunggal Prakarsa Tbk副總裁董事、Pacific Industries and Development Limited董事以及數家印尼公司董事。林先生於一九八一年加入第一太平董事會。

林先生為林文鏡先生之兒子。除本通函所披露者外，彼並無亦不曾與本公司任何董事及高級管理人員有任何關連。

於最後可行日期，林先生於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及

8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 透過利比里亞公司First Pacific Investments Limited（「FPIL-Liberia」）持有本公司790,229,364股普通股(C)。FPIL-Liberia分別由林逢生先生(10%)、林逢生先生持有全部已發行股本之公司Salerni International Limited (46.8%)、林文鏡先生(30%)、林宏修先生(10%)及Ibrahim Risjad先生控制之公司(3.2%)擁有；及

ii. 持有15,520,335股Indofood股份(C)。

林先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為非執行董事，林先生有權就每次親身或透過電話會議出席董事會或董事委員會會議收取5,000美元（或董事會不時釐定的服務酬金），詳情載於第一太平二零零九年年報第142頁財務報表附註36(A)「董事酬金」一節。

7. Ibrahim Risjad先生

非執行董事

現年七十六歲，於印尼出生。Risjad先生現為PT Indofood Sukses Makmur Tbk之專員。Risjad先生於一九八一年加入第一太平董事會。

於最後可行日期，Risjad先生於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 持有6,406,180股Indofood股份(C)。

Risjad先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為非執行董事，Risjad先生有權就每次親身或透過電話會議出席董事會或董事委員會會議收取5,000美元（或董事會不時釐定的服務酬金），詳情載於第一太平二零零九年年報第142頁財務報表附註36(A)「董事酬金」一節。

除本通函所披露者外，Risjad先生與本公司任何其他董事及高級管理層並無財務或家族關係。

**附註：(P) = 個人權益；(C) = 法團權益*

本附錄載有上市規則所規定須載於說明函件之細節。隨說明函件附股東週年大會通告，大會將提呈有關本公司購回本身股份之決議案。

1. 購回授權

上市規則有關章節准許以聯交所為第一上市市場之公司在聯交所購回其股份，惟須受到若干限制，現概述如下：

(a) 股東批准

上市規則規定以聯交所為第一上市市場之公司倘擬購回股份，必須事先透過一般授權或透過有關特定交易之特別批准方式獲普通決議案通過。上市規則規定必須將一份說明函件(如本通函所載者)送交各股東，向各股東提供充分資料，以便彼等能決定是否批准授出此項授權。

(b) 資金來源

用以購回股份之資金必須為根據本公司的公司組織章程大綱及公司細則，以及百慕達法例規定，可合法撥作有關用途之資金。

(c) 最多可購回之股份數目

本公司建議購回之股份必須為全數繳足股份。於聯交所可購回之股份數目，最多不得超逾在有關決議案獲通過當日本公司已發行股本中百分之十股份。按本公司於最後可行日期之現有已發行股本3,862,324,403股股份為基準，及假設本公司根據其購股權計劃授出之購股權並無再獲行使，且於二零一零年度股東週年大會舉行前本公司並沒有再發行或購回任何股份，則本公司可根據購回授權於聯交所購回之股份數目最多不得超過386,232,440股股份。

2. 購回股份之理據

董事相信，徵求股東授予一般授權，以便本公司可在聯交所購回股份，乃符合本公司及其股東之最佳利益。該等購回股份可提高本公司之每股資產淨值及／或每股股份盈利，惟須視乎當時市場狀況及資金安排而定；並只有在董事相信購回股份會對本公司及其股東有利之情況下方會進行。

3. 購回股份之資金

用以購回股份之資金必須為根據本公司之組織章程大綱及公司細則，以及百慕達法例規定，可合法撥作有關用途之資金。

現時董事無意購回本公司任何股份，且只會在彼等認為購回股份符合本公司之最佳利益，以及可按對本公司有利之條款購回股份之情況，方會行使權力購回股份。經考慮本公司於二零零九年十二月三十一日(即本公司最近期刊發之經審核賬目結算日期)之經審核綜合財政狀況，董事認為，倘按目前之現行市價全面行使購回股份之一般授權，將可能對本公司之營運資金及資本負債狀況造成重大不利影響。

在董事認為行使購回授權將對本公司之營運資金需要(與最近期刊發之經審核賬目披露之狀況比較而言)或董事認為對不時適合本公司之資本負債水平有重大不利影響之情況，本公司董事不會建議行使購回授權。

4. 股份價格

本公司於二零零九年並無購回任何股份。下表列出股份於截至二零一零年三月三十一日止十二個月期間每個月及自二零一零年四月一日起至最後可行日期在聯交所之最高及最低成交價：

月份	**最高成交價** *港元*	**最低成交價** *港元*
二零零九年		
四月*	3.617	2.775
五月*	3.867	3.450
六月*	4.725	3.650
七月*	4.925	4.100
八月*	5.317	4.417
九月*	5.275	4.525
十月*	5.133	4.550
十一月	4.820	3.990
十二月	5.150	4.190
二零一零年		
一月	5.050	4.300
二月	4.550	4.070
三月	5.200	4.150
自二零一零年四月一日起至最後可行日期	5.250	4.920

* 報價已經調整，以計及本公司於二零零九年十二月完成之供股的影響。

5. 權益之披露

在董事作出一切合理查詢後所知，概無任何董事或其任何聯繫人士(定義見上市規則)現時有意於建議之購回授權獲股東批准的情況下向本公司或其附屬公司出售股份。

概無關連人士(定義見上市規則)曾知會本公司，表示現擬於購回授權獲股東批准之情況出售任何股份，或承諾不會向本公司出售其所持有的任何股份。

6. 收購守則

倘根據購回授權購回股份後，某股東所佔本公司之附投票權權益比例有所增加，則就收購守則而言，該項增加將被視作增購投票權。故此，視乎股東權益的增幅，一名股東或一群一致行動的股東(定義見收購守則)或會視作取得本公司控制權或鞏固所擁有本公司之控制權，因而須按照收購守則第26條提出強制性全面收購建議。

於最後可行日期，主要股東實益擁有相當於本公司已發行股本合共44.19%之股份。儘管董事目前無意購回本公司任何股份，但倘若董事全面行使購回授權後，則主要股東擁有之股份將相當於本公司當時已發行股本約49.11%。因此，屆時主要股東須按照收購守則第26條之規定提出強制性全面收購建議。除上述者外，就董事所知，根據購回授權購回股份將不會引致收購守則所述之任何其他後果。

現時本公司無意行使購回授權達致某程度引致主要股東須承擔提出強制性全面收購建議之責任。

倘若購回股份將導致公眾人士所持有的上市股份數量低於聯交所指定的有關最低百分比，則董事不會行使購回授權。

7. 董事承諾

董事已向聯交所承諾，彼等只會(在適用之情況)根據上市規則及百慕達法例行使購回授權。



FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacific.com

(股份代號：00142)

茲通告第一太平有限公司(「本公司」)謹定於二零一零年五月三十一日(星期一)下午三時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行股東週年大會，商議下列事項：

1. 省覽及接納截至二零零九年十二月三十一日止年度之經審核賬目以及董事會與核數師報告。

2. 宣派截至二零零九年十二月三十一日止年度之末期現金股息每股普通股8.00港仙(1.03美仙)。

3. 重聘安永會計師事務所為本公司之核數師，並授權本公司董事會釐定其酬金。

4. 作為普通事項，考慮並酌情通過下列各項議案為本公司之普通決議案：

   (i) **動議**重選彭澤仁先生為本公司之常務董事兼行政總監，其指定任期約為三年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後第三年(即二零一三年)舉行之股東週年大會結束時；

   (ii) **動議**重選唐勵治先生為本公司之執行董事，其指定任期約為三年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後第三年(即二零一三年)舉行之股東週年大會結束時；

   (iii) **動議**重選陳坤耀教授為本公司之獨立非執行董事，其指定任期約為三年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後第三年(即二零一三年)舉行之股東週年大會結束時；

(iv) **動議**重選唐駿先生為本公司之獨立非執行董事，其指定任期約為三年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後第三年(即二零一三年)舉行之股東週年大會結束時；

(v) **動議**重選鄧永鏘爵士為本公司之獨立非執行董事，其指定任期約為一年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後一年(即二零一一年)舉行之股東週年大會結束時；

(vi) **動議**重選林宏修先生為本公司之非執行董事，其指定任期約為一年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後一年(即二零一一年)舉行之股東週年大會結束時；及

(vii) **動議**重選Ibrahim Risjad先生為本公司之非執行董事，其指定任期約為一年，由二零一零年度股東週年大會舉行當日起計至本公司於其重選年度後一年(即二零一一年)舉行之股東週年大會結束時。

5. 授權董事會根據本公司之公司細則釐定執行董事酬金，以及釐定非執行董事(包括獨立非執行董事)每次親身或透過電話會議出席董事會或董事委員會會議或親身出席股東大會之酬金為5,000美元，或由董事會不時釐定之金額。

6. 作為特別事項，考慮及酌情通過下列議案(無論有否修訂)為普通決議案：

「**動議**授權本公司董事會委任新董事加盟董事會，惟在任何情況下董事會委任之董事人數最多不得超過本公司之公司細則不時規定之最高董事人數。而任何據此獲委任人士只可留任董事直至本公司下屆股東週年大會舉行之日為止，屆時該董事將合資格於該大會重選連任。」

7. 作為特別事項，考慮及酌情通過下列議案(無論有否修訂)為普通決議案：

「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，以配發、發行及處理本公司之額外股份，並作出或授予將須或可能須行使此項權力之售股建議、協議及購股權(包括債券、認股權證及可轉換為本公司股份的債權證)；

(b) 上文(a)段之批准將授權本公司董事於有關期間作出或授予售股建議、協議及購股權(包括債券、認股權證及可轉換為本公司股份的債權證)，該等權力將須或可能須於有關期間終止後行使；

(c) 本公司董事根據上文(a)段之批准所配發或同意有條件或無條件配發(不論是否根據購股權或以其他方式)之股本面值總額(但非根據(i)供股；或(ii)根據本公司所發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之認購權或換股權；或(iii)根據本公司採納之購股權計劃而行使之購股權；或(iv)按本公司之公司細則規定配發股份以全數或部份以股份代替股息之以股代息或類似安排)，均不得超過本決議案獲通過當日本公司已發行股本面值總額百分之二十(20%)，而該項批准亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) 於股東大會上以股東普通決議案通過撤銷或修改本決議案所列授權之日。

「供股」指本公司董事於所訂定之期間，向於指定記錄日期名列股東名冊之股東，按其當時之持股比例提呈配售股份之建議(本公司董事可就有關零碎股份或根據香港以外地區之法例限制或規定，或任何認可管制機構或任何證券交易所之規定，在認為必要或適當時予以取消或作出其他安排)。」

8. 作為特別事項，考慮及酌情通過下列議案(無論有否修訂)為普通決議案：

「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，根據所有適用的法律，包括香港股份購回守則及香港聯合交易所有限公司(「聯交所」)頒佈的證券上市規則，在聯交所或任何其他股份可能於其上市且獲香港證券及期貨事務監察委員會及聯交所就此認可的證券交易所購回本公司股本中每股面值0.01美元之已發行股份；

(b) 按上文(a)段批准本公司董事可能購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案通過當日本公司已發行股本面值總額百分之十(10%)，而該項批准亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) 於股東大會上以股東普通決議案通過撤銷或修改本決議案所列授權之日。」

9. 作為特別事項，考慮及酌情通過下列議案(無論有否修訂)為普通決議案：

「**動議**於召開本大會通告所載第7及8項普通決議案獲通過之情況下，將本公司依據上述第8項普通決議案於本通告日期以後所購回本公司股本中之股份面值總額加入依據上述第7項普通決議案所授予本公司董事配發及發行股份之一般授權，且可予配發及發行或同意有條件或無條件配發及發行之股本面值總額內。」

10. 處理本公司任何其他普通事項。

承董事會命
第一太平有限公司
公司秘書
李麗雯

香港，二零一零年四月二十六日

主要辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

股東週年大會通告之附註：

1. 凡有權出席二零一零年度股東週年大會並於會上投票之股東，均有權委任一位或多位代表代其出席並投票。受委代表毋須為本公司股東。

2. 載有大會通告之通函隨附二零一零年度股東週年大會適用之代表委任表格。代表委任表格另可於聯交所網頁下載，亦可從本公司網頁下載，網址為http://www.firstpacific.com。

3. 代表委任表格連同簽署表格之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於二零一零年度股東週年大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處(致：公司秘書處)，方為有效。

4. 有關大會通告內第4項議程，根據上市規則第13.51(2)條規定，將於二零一零年度股東週年大會上膺選連任之退任董事於最後可行日期的個人資料已刊載於載有大會通告之本通函附錄一，以便股東就重選董事作出知情決定。

5. 有關大會通告內第7項議程，由於現有可發行股份之一般授權將於二零一零年度股東週年大會結束時失效，故須重新徵求股東批准。

6. 載有第8項議程所述購回股份一般授權進一步詳情之說明函件，已刊載於載有大會通告之本通函附錄二。

7. 若本通函之中文版內容與英文版有歧義，概以英文版為準。